PROSPECTUS
                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-59833



                               8,187,200 Shares


               [LOGO OF CORPORATED EXECUTIVE BOARD APPEARS HERE]
                     The Corporate Executive Board Company
                                 Common Stock

                                  -----------
  All of the shares of common stock, par value $.01 per share (the "Common Stock"), of The Corporate Executive Board Company, a Delaware corporation (the "Corporate Executive Board" or the "Company"), offered hereby are being offered by the Selling Stockholders named herein under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."

  Of the 8,187,200 shares of Common Stock being offered hereby, a total of 6,549,760 shares are being offered hereby for sale in the United States and Canada (the "U.S. Offering") by the underwriters of the U.S. Offering named herein under "Underwriting" (the "U.S. Underwriters") and a total of 1,637,440 shares are being offered by the managers named herein under "Underwriting" (the "Managers" and, together with the U.S. Underwriters, the "Underwriters") in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offering"). See "Underwriting."

  Up to 409,360 shares of Common Stock are being reserved for sale to certain employees and directors of the Company, and their friends and family members, at the initial public offering price. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "EXBD."
  See "Risk Factors" beginning on page 8 for a discussion of material risks that should be considered by prospective purchasers of the Common Stock offered hereby.
                                  -----------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 Underwriting    Proceeds to
                                                      Price     Discounts and      Selling
                                                    to Public   Commissions(1) Stockholders(2)
----------------------------------------------------------------------------------------------
Per Share                                             $19.00        $1.33          $17.67
----------------------------------------------------------------------------------------------
Total(3)                                           $155,556,800  $10,888,976    $144,667,824

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) For information regarding indemnification of the U.S. Underwriters, see "Underwriting."
(2) The expenses of the Offering, other than Underwriting Discounts and Commissions, estimated to be approximately $2.2 million, will be paid by the Company.
(3) David G. Bradley, the sole beneficial owner of the Company's outstanding stock (the "Principal Selling Stockholder"), has granted the Underwriters 30-day options to purchase up to 1,228,080 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $178,890,320, $12,522,322, and $166,367,998, respectively.
                                  -----------
  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the shares of Common Stock offered hereby will be made available for delivery on or about February 26, 1999, at the office of Salomon Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of the Depository Trust Company.

                                  -----------
Salomon Smith Barney
          Donaldson, Lufkin & Jenrette
                      Friedman, Billings, Ramsey & Co., Inc.
                                                           Goldman, Sachs & Co.

February 23, 1999

 [Picture of pillars and statues on a building facade with the following quote by Victor Hugo: "A stand can be made against invasion by an army, no stand can be made against invasion by an idea." A list of all of the Company's members will be included on the inside back cover]


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as general economic conditions, competition and other factors discussed elsewhere in this Prospectus.

                                  The Company

  The Corporate Executive Board provides "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. The Company provides its research and analysis on an annual subscription basis to a membership of over 1,300 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and on-line access to the program's database. For each of the last three years, the Company's program renewal rate (defined as the percentage of prior year's membership subscriptions renewed, adjusted to reflect reductions in membership resulting from mergers and acquisitions of members) exceeded 84%. More than 64% of the Fortune 500 companies are members of the Corporate Executive Board.

  The Company's membership-based model, in which all subscribers (or "members") participate in the Company's research and analysis, is central to its business strategy. This model gives the Company access to the best business practices of its members and enables the Company to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of its members on leading-edge topics. By participating in the Corporate Executive Board, members can learn about the best practices of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. The Company does not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their management practices. In general, the membership comprises the most progressive competitors in each industry sector. Representative members include American Express, British Airways, Citigroup, Coca-Cola, Dell, Hewlett-Packard, Lucent, Merrill Lynch, Microsoft, Procter & Gamble and Xerox. No one member accounted for more than 2% of revenues in any of the last three fiscal years. The Company does not know of any other entity that enables corporations to study a broad range of the best business practices of hundreds of other business enterprises for fixed, annual subscription fees.

  The Company currently offers ten discrete subscription programs, each focusing on a single business constituency: finance, sales, information technology, corporate strategy, human resources, bank operations, insurance, trust and private banking, business banking and retail banking. The Company has added three new subscription programs over the past two years and anticipates adding one to three new subscription programs per year for the foreseeable future. Each subscription program charges a separate fixed annual subscription fee and is served by a dedicated staff of analysts and researchers. Subscriptions generally are renewable on a 12-month basis, and the average price per subscription program at December 31, 1998 was approximately $27,500. In 1998, the Company published 24 best practices research studies, completed over 12,500 customized research briefs and provided executive education services to 1,187 member corporations reaching approximately 25,000 executive participants. The Company's 215 analysts and researchers have compiled a proprietary database of 261 best practices research studies and 25,000 customized research briefs containing over 100,000 profiles of corporate practices.

  The Corporate Executive Board's revenue and costs have grown at compound annual rates of 44.7% and 21.1%, respectively, from December 31, 1995 through December 31, 1998. Because each subscription program provides its membership with standardized best practices research studies and executive education seminars, new members immediately add revenues while only incrementally increasing operating costs. The Company's growth strategy is to cross-sell additional subscription programs to existing members, to add new members and to develop new subscription programs.

  The Company's business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997 when the business was contributed to the Company. On October 31, 1997, all of the outstanding shares of the Company were distributed (the "Spin-Off") as a dividend to David G. Bradley, the sole stockholder of The Advisory Board Company. The Advisory Board Company continues to provide best practices research and analysis to its member institutions in the health care sector. See "Certain Transactions Prior to the Offering--Formation and Spin-Off of the Company" and "Certain Relationships and Transactions."

  The Company maintains executive offices in Washington, D.C. at the Watergate, 600 New Hampshire Avenue, N.W., Washington, D.C. 20037. Its telephone number is
(202) 777-5000.

                                  The Offering

Common Stock offered by the Selling
 Stockholders(1)(2):

 U.S. Offering......................  6,549,760 shares

 International Offering.............  1,637,440 shares

  Total.............................  8,187,200 shares

Common Stock to be outstanding
 after the Offering.................  13,188,960 shares(3)


Use of proceeds.....................  The Company will not receive any proceeds from the sale of the Common Stock
                                      pursuant to the Offering. It is expected,
                                      however, that the Principal Selling
                                      Stockholder will use approximately $6.65
                                      million of proceeds to repay a promissory
                                      note made by him in favor of the Company.

Nasdaq symbol.......................  EXBD

--------
(1) Offered by the Principal Selling Stockholder (and by The David G. Bradley GRAT Trust Number 1, of which the Principal Selling Stockholder is the trustee and the beneficiary (the "Bradley Trust")), Michael A. D'Amato and Jeffrey D. Zients.
(2) Assumes no exercise of the Underwriters' over-allotment options. See "Underwriting."
(3) Does not include 7,826,000 shares of Common Stock reserved for issuance under the Company's Stock-Based Incentive Plan (the "Incentive Plan"), the Company's 1999 Stock Option Plan (the "1999 Plan") and the Company's Directors' Stock Plan (the "Directors Plan"), pursuant to which options to purchase an aggregate of 5,527,920 shares of Common Stock with a weighted average exercise price of $4.79 per share will be outstanding at the closing of the Offering.

                                  Risk Factors

  See "Risk Factors" beginning on page 8 for a discussion of material risks that should be considered by prospective purchasers of the Common Stock.

                             SUMMARY FINANCIAL DATA

  The summary financial data presented below as of December 31, 1996, 1997 and 1998, and for each of the years in the four-year period ended December 31, 1998, have been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The summary financial data presented below as of December 31, 1994 and 1995 and for the year ended December 31, 1994 have been derived from the unaudited financial statements of the Company, which have been prepared on the same basis as the audited financial statements of the Company. The summary financial data presented below should be read in conjunction with the Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                             Year Ended December 31,
                                     -------------------------------------------
                                      1994      1995     1996     1997    1998
                                     -------  --------  -------  ------- -------
                                     (In thousands, except per share amounts)
Statements of Operations Data:
Revenues...........................  $10,384  $ 17,547  $27,283  $38,669 $53,030
Costs and expenses:
  Cost of services.................    7,698    10,849   15,078   20,036  26,069
  Member relations and marketing...    2,807     5,275    6,677    8,106  10,980
  General and administrative.......    1,147     2,589    3,832    5,660   6,920
  Depreciation.....................      249       233      452      722     885
  Stock option restructuring and
   repurchase and special bonus
   plan(1).........................      --      9,390    1,473    3,063   5,342
                                     -------  --------  -------  ------- -------
    Total costs and expenses.......   11,901    28,336   27,512   37,587  50,196
                                     -------  --------  -------  ------- -------
Income (loss) from operations(1)...   (1,517)  (10,789)    (229)   1,082   2,834
Interest income....................      --        --       --       122     786
                                     -------  --------  -------  ------- -------
Income (loss) before provision
 (benefit) for state income taxes..   (1,517)  (10,789)    (229)   1,204   3,620
Provision (benefit) for state
 income taxes(2)...................     (151)   (1,076)     (23)     120     361
                                     -------  --------  -------  ------- -------
Net income (loss)..................  $(1,366) $ (9,713) $  (206) $ 1,084 $ 3,259
                                     =======  ========  =======  ======= =======
Pro forma net income (loss)(2).....  $  (887) $ (6,312) $  (134) $   704 $ 2,118
                                     =======  ========  =======  ======= =======
Pro forma net income (loss) per
 share--basic(3)...................  $ (0.07) $  (0.50) $ (0.01) $  0.06 $  0.17
Pro forma weighted average shares
 outstanding--basic(3).............   12,504    12,504   12,504   12,504  12,504
Pro forma net income (loss) per
 share--diluted(3).................  $ (0.07) $  (0.50) $ (0.01) $  0.05 $  0.14
Pro forma weighted average shares
 outstanding--diluted(3)...........   12,504    12,504   12,504   13,752  14,950

                                         As of December 31,
                          ----------------------------------------------------
                                                                      1998 Pro
                           1994    1995     1996     1997     1998    forma(4)
                          ------- -------  -------  -------  -------  --------
                                           (In thousands)
Balance Sheet Data:
Cash and cash equiva-
 lents................... $   --  $   --   $   --   $ 8,937  $12,232  $13,160
Working capital..........   1,712  (3,530)  (4,645)  (5,005)  (8,721)  (8,299)
Total assets.............  13,154  18,568   23,107   39,868   48,928   51,784
Deferred revenues........   9,578  15,382   21,696   31,474   39,061   39,061
Total stockholder's eq-
 uity (deficit)..........   2,508  (7,205)  (7,411)  (5,042)  (8,147)  (2,591)

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
   Other Operating Data:
   Subscription programs(5).........................       7        9       10
   Member institutions(5)(6)(7).....................     998    1,151    1,333
   Total membership subscriptions(5)(7).............   1,485    1,808    2,263
   Average subscription programs per member(5)(7)...    1.49     1.57     1.70
   Program renewal rate(8)..........................      86%      85%      85%

--------
(1) Prior to the Spin-Off, The Advisory Board Company entered into agreements with certain employees to repurchase outstanding stock options at fixed amounts (the "Liquid Markets Agreements"). The obligations under the Liquid Markets Agreements were transferred to the Company in the Spin-Off to the extent such obligations were attributable to the employees of the Company. Furthermore, in the Spin-Off, there was a substitution of Company stock options for Advisory Board Company stock options. In December 1998, the Company and the Principal Selling Stockholder agreed to certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. The Company reflects charges relating to the Liquid Markets Agreements as stock option repurchase expenses over the required employment period ending December 31, 1998. Furthermore, the terms of the stock option substitution effected at the Spin-Off resulted in compensation expense being charged for the intrinsic value of certain stock options. These charges are reflected as stock option restructuring expenses over the vesting period of the options. Lastly, the Company recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998. Excluding all of these expenses related to the Company's options and special bonus plan, Income (Loss) From Operations for 1994, 1995, 1996, 1997 and 1998 would have been $(1.5) million, $(1.4) million, $1.2 million, $4.1 million, and $8.2 million respectively. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(2) Prior to the Offering, the Company had elected to be taxed under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), whereby the Principal Selling Stockholder (who prior to the Offering was the sole beneficial owner of the Company's outstanding stock) was liable for individual federal income taxes on the Company's taxable income. As the District of Columbia does not recognize S corporation status, the Company was directly responsible for District of Columbia taxes. Effective as of February 22, 1999, the Company terminated its S corporation election and is now subject to corporate level federal income taxes. See "Certain Transactions Prior to the Offering--S Corporation Distribution and Termination of S Corporation Status." Accordingly, the pro forma net income
    (loss) reflects an estimate of the income taxes that would have been recorded if the Company had been a C corporation for the periods presented. See Note 6 to Financial Statements.
(3) Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of Common Stock outstanding, including dilutive securities, during the period. See Note 2 and Note 9 to Financial Statements.
(4) Pro forma to give effect to (1) the distribution of $4.0 million to the Principal Selling Stockholder and the Bradley Trust prior to the closing of the Offering, (2) the termination of the Company's S corporation election and a resulting increase in the Company's federal deferred income tax asset of approximately $4.5 million as of December 31, 1998, (3) the repayment by the Principal Selling Stockholder to the Company of a promissory note in the principal amount of $6.5 million, (4) payment of the special bonus of $2.4 million, 60% in shares of Common Stock owned by the Principal Selling Stockholder and 40% in cash paid by the Company, (5) the payment by the Company of approximately $2.2 million in Offering expenses, on behalf of the Selling Stockholders, which will be treated for accounting purposes as a distribution to the Principal Selling Stockholder and the Bradley Trust, and (6) the closing of the Offering (including the impact of options exercised prior to the Offering and the resulting increase in the deferred income tax asset of approximately $5.1 million). See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(5) At the end of the period.
(6) The Company's members are primarily domestic and multinational corporations and secondarily large subsidiaries of corporations and non-profit institutions.
(7) Information presented with respect to the years ended December 31, 1996 and 1997 has been adjusted to eliminate members during such periods who discontinued their membership prior to their annual renewal date in the subsequent year. Information with respect to the year ended December 31, 1998 includes the Company's estimate of pending membership renewals and an estimate of members who will discontinue their membership prior to their annual renewal date in the subsequent year.
(8) Program renewal rate is defined as the percentage of memberships renewed, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

Dependence on Renewals of Membership-Based Services

  All of the Company's revenues are derived from annual membership subscriptions for the Company's products and services. Accordingly, the Company's prospects depend on its ability to achieve and sustain high renewal rates on existing subscription programs and to enter into new membership arrangements. The Company's ability to secure membership renewals is dependent upon, among other things, its ability to deliver consistent, high-quality and timely research and analysis with respect to issues, developments and trends that members view as important. There can be no assurance that the Company will be able to sustain the necessary level of performance to achieve a high rate of membership renewals. Any inability to achieve high membership renewal rate levels would have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Change in Senior Management

  Although James J. McGonigle, the Chief Executive Officer of the Company, managed the business of the Company as a division of The Advisory Board Company for approximately three years prior to the Spin-Off, he has no experience as a chief executive officer of an independent corporation. In addition, the Company has recently hired Clay M. Whitson as its new Chief Financial Officer. Michael A. D'Amato, the prior Chief Financial Officer of the Company, resigned from such position in November 1998 but is continuing as Executive Vice President--Finance and Secretary of the Company until the closing of the Offering. Until such time, Mr. Whitson will report to Mr. D'Amato. Mr. D'Amato will continue as a director of the Company but will not be an officer of the Company after the closing of the Offering. Furthermore, Jeffrey D. Zients, Chief Executive Officer of The Advisory Board Company, who served as the Executive Vice President of the Company until July 1998 and to whom Mr. McGonigle reported until that date, has been actively involved in the management of the Company and will continue as a director but will not be an officer of the Company after the closing of the Offering. See "Management-- Directors, Executive Officers and Key Employees." In addition, the Principal Selling Stockholder, who was the founder of the Company, but in the past several years has been involved with the Company in an advisory capacity, will not have any involvement with the Company after the Offering. A failure by the Company's senior management to effectively manage the business of the Company would have a material adverse effect on the Company's operating results.

Dependence on Key Personnel

  The Company's future success depends, in part, on the continued service of its key management, research, sales, product development and operations personnel and on its ability to continue to motivate and retain highly qualified employees. The Company's key personnel include Mr. McGonigle, Mr. Whitson, Sally Chang, the General Manager, Sales and Marketing, Derek C. M. van Bever, the Chief Research Officer, and those individuals identified under "Management--Key Employees." Future operating results will depend upon the Company's ability to retain the services of these individuals. See "Business-- Employees" and "Management."

Dependence on Ability to Attract and Retain Qualified Personnel

  The Company's success will depend, in part, upon its ability to hire, train, motivate and retain a significant number of highly-skilled employees, particularly management, research analysts and sales and marketing staff. The Company has experienced, and expects to continue to experience, intense competition for professional personnel with other producers of research and analysis products and services and management consulting firms. Many of these firms have substantially greater financial resources than the Company to attract and compensate qualified personnel. There can be no assurance that the Company will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in training, motivating and retaining the employees it is able to hire. Any material inability to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees."

Management of Growth

  The Company's growth may place a significant demand on its financial, operational and managerial resources. To manage future growth, the Company will have to continue to implement and enhance its operations and financial systems and augment, train and manage its personnel. There can be no assurance that the Company's systems, procedures or controls currently in place will be adequate to support any growth of the Company's operations or that the Company will be able to implement additional systems successfully and in a timely manner, if required. Any inability of the Company to manage its growth successfully would have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainties of New Product Development

  The Company's future success will depend, in part, on its ability to develop new subscription programs that address specific industry and business organization sectors and the changing needs of its current and prospective members for information, analysis and advice. The process of internally researching, developing, launching and gaining client acceptance of new subscription programs is inherently risky. Delays or failures during development or implementation, or lack of market acceptance of new subscription programs, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that efforts to introduce new subscription programs will be successful. The Company's business, financial condition and results of operations would be materially adversely affected if it were unable to develop and introduce successful new subscription programs or to make enhancements to existing subscription programs in a timely manner in response to member requirements. See "Business--Products and Services."

Competition

  The Company has many competitors, including research and database companies, consulting firms, trade associations, nonprofit organizations and the internal planning and marketing staffs of current and prospective member organizations. The Company's competitors, many of which have substantially greater financial, information gathering and marketing resources than the Company, could choose to compete more directly against the Company in the future. Increased competition, direct and indirect, in one or more of the Company's market segments could adversely affect the Company's operating results through pricing pressure and loss of market share. There can be no assurance that the Company will be able to compete successfully. See "Business--Competition."

Limitations on the Company's Ability to Sell Products and Services to the Health Care Industry

  Pursuant to a Noncompetition Agreement, dated January 1, 1999, among the Company, The Advisory Board Company and the Principal Selling Stockholder (the "Noncompetition Agreement"), the Company is prohibited from selling membership based subscription services substantially similar to those provided by the Company and The Advisory Board Company as of the date of the Noncompetition Agreement to any company or institution that is principally engaged in the health care business. The Company, however, may sell such products and services to non-health care divisions or subsidiaries of health care companies. The Company may continue to renew pre-existing subscriptions with respect to those products and services that it has sold as of the Offering, if such products and services do not specifically address health care provider industry issues. Accordingly, the restrictions imposed under the Noncompetition Agreement generally preclude the Company from selling membership based subscription services to health care companies and, therefore, may limit the Company's future growth opportunities. See "Certain Relationships and Transactions -- Noncompetition Agreement."

Difficulties in Anticipating Market Trends

  The Company's success depends, in part, upon its ability to anticipate rapidly changing market trends and to adapt its research and analysis to meet the changing information needs of its members. The industry and business sectors that the Company analyzes undergo frequent and often dramatic changes, including the introduction of new products and obsolescence of others, shifting strategies and market positions of major industry participants and changing objectives and expectations of users of members' products and services. The environment of rapid and continuous change presents significant challenges to the Company's ability to provide its members with current and timely research and analysis on issues of importance. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide helpful and timely research and analysis of developments and trends in a manner that meets market needs would have a material adverse effect on the Company's business, financial condition and results of operations.

Financial Institution Industry Consolidation

  At December 31, 1998, approximately 45.8% of the Company's Contract Value was attributable to financial institution members, which include commercial banks, thrifts, credit card issuers, mutual fund companies, consumer credit lenders, brokerage houses, private and trust banks and insurance companies. The Company calculates Contract Value as the aggregate annualized membership revenue attributable to all membership agreements in effect at a given time, without regard to the remaining duration of any such agreement, including an estimate for 1998 of pending membership renewals and an estimate of members who will discontinue their membership prior to their annual renewal date in the subsequent year. Substantial consolidation in the financial services industry, particularly in the bank and thrift segments, has occurred over the last five years and is expected to continue. This consolidation has resulted, and is expected to continue to result, in a reduction in the number of the Company's financial institution members. Such a reduction could result in decreased membership revenues. No assurance can be given that the Company's results of operations will not be materially adversely affected by such consolidation.

Limited History of Profitability; Prior Losses; Equity Deficit

  The Company incurred net losses of $1.4 million, $9.7 million and $206,000 in 1994, 1995 and 1996, respectively, and had a stockholder's deficit of $8.1 million at December 31, 1998. There can be no assurance that the Company will maintain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Potential Fluctuations in Operating Results

  The Company's operating results may fluctuate significantly due to various factors, including the growth in and timing of new memberships, the timing of the development, introduction and marketing of new products and services, the timing of the hiring of research analysts and sales and marketing staff, changes in the spending patterns of the Company's members, the Company's accounts receivable collection experience, changes in market demand for research and analysis, foreign currency exchange rate fluctuations, competitive conditions in the industry and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Intellectual Property Rights; Possibility of Litigation Related to Content

  The Company relies on copyright laws, as well as nondisclosure and confidentiality arrangements, to protect its proprietary rights in its products and services. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to deter misappropriation of such rights or that the Company will be able to detect unauthorized uses and take timely and effective steps to enforce its rights. If substantial and material unauthorized uses of the Company's proprietary products and services were to occur, the Company may be required to engage in costly and time-consuming litigation to enforce its rights. There can be no assurance that the Company would prevail in such litigation.

  As a publisher and distributor of original research and analysis and user of licensed third-party content, the Company faces potential liability for defamation, negligence, copyright and trademark infringement. Third party content includes information created or provided by information services organizations and consultants retained by the Company and may be delivered in writing, over the Internet or orally to clients. There can be no assurance that the Company will not be involved in litigation, which can be expensive and time consuming, as a result of the creation or dissemination of such content. Any such litigation, whether or not resulting in a judgment requiring the payment of monetary damages, could have a material adverse affect on the Company's business, financial condition and results of operations.

Potential Loss of Revenue Resulting from the Company's Unconditional Service Guarantee

  The Company offers an unconditional service guarantee to its members. At any time, a member may demand a full refund of its subscription fee for a program. The request for refunds of subscription fees by a significant number of the Company's members could have a material adverse effect on the Company's financial condition and results of operations.

Absence of Public Market and Possible Volatility of Stock Price

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that, following the Offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price was determined by negotiations among the Company, representatives of the Selling Stockholders and the representatives of the Underwriters, and will not necessarily reflect the market price of the Common Stock after the Offering. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price. The market price of the Common Stock could experience significant fluctuations in response to, and may be adversely affected by, variations in quarterly operating results, changes in earnings estimates or other actions by analysts and earnings or other announcements of the Company's members or competitors as well as other factors.

Shares Eligible for Future Sale; Registration Rights

  No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

  Immediately after the Offering, the Company will have outstanding 13,188,960 shares of Common Stock and options to purchase 5,527,920 shares of Common Stock under the Company's various option plans with a weighted average exercise price of $4.79 per share. After the Offering and the grant of shares pursuant to the special bonus plan, the Principal Selling Stockholder, who will hold approximately 4,925,971 shares of Common Stock (approximately 3,697,891 shares of Common Stock if the Underwriters' over-allotment options are exercised in full), will be entitled for a five-year period, beginning on the date the Offering closes, to require the Company to register such shares under the Securities Act of 1933. The Principal Selling Stockholder has informed the Company that he may sell all or substantially all of his shares in the public market within such period. The sale by the Principal Selling Stockholder of such shares of Common Stock in the public market or the perception that such sales might occur could have a material adverse effect on the price of the Common Stock. In addition, the public sale of shares of Common Stock held by the Principal Selling Stockholder could have an adverse effect on the Company's ability to raise capital through the sale of stock.

  The shares of Common Stock sold in the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933 except for any shares that are beneficially owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act of 1933 (which sales will be subject to the timing, volume and manner of sale limitations of Rule 144). The 4,925,971 outstanding shares of Common Stock that will be held by the Principal Selling Stockholder after the Offering (approximately 3,697,891 shares of Common Stock if the Underwriters over-allotment options are exercised in full) are "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act of 1933 or pursuant to an exemption from registration, including that provided by Rule 144 under the Securities Act of 1933. See "Certain Transactions Prior to the Offering--The Recapitalization," "Principal and Selling Stockholders" and "Certain Relationships and Transactions."

  The Company, the Selling Stockholders, the executive officers, the directors and the employees receiving shares of Common Stock under the special bonus plan have agreed that they will not offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act of 1933 relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Salomon Smith Barney for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"). Accordingly, if the Principal Selling Stockholder wishes to exercise his registration rights during the Lock-Up Period, the consent of Salomon Smith Barney would be required. The restrictions applicable during the Lock-Up Period will not affect the ability of the Company (i) to issue and sell Common Stock or make any awards pursuant to the Incentive Plan, the 1999 Plan and the Directors Plan, (ii) to issue shares of Common Stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the Incentive Plan, the 1999 Plan or the Directors Plan or (iii) to issue shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during the Lock-Up Period. See "Shares Eligible for Future Sale" and "Underwriting."

Anti-Takeover Provisions; Potential Control of the Company by the Principal Selling Stockholder

  The Company's Certificate of Incorporation includes provisions authorizing the Board of Directors to issue shares of preferred stock from time to time with such rights and preferences as the Board may determine and provisions prohibiting stockholder action by written consent. These provisions could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions also may have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited take-over attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. See "Description of Capital Stock."

  Upon the closing of the Offering and after the grant of shares pursuant to the special bonus plan, the Principal Selling Stockholder will beneficially own approximately 37% of the shares of Common Stock (approximately 28% if the Underwriters' over-allotment options are exercised in full). Accordingly, the Principal Selling Stockholder may be able to influence the outcome of corporate actions requiring stockholder approval after the Offering. See "Principal and Selling Stockholders."

Potential Ability of the Principal Selling Stockholder to Hire Key Personnel of the Company

  The Noncompetition Agreement generally prohibits The Advisory Board Company, the Principal Selling Stockholder and entities controlled by the Principal Selling Stockholder from recruiting or employing the Company's employees or persons who were employees of the Company at any time during the 24-month period preceding the date of such recruitment or employment unless the chief executive officer of the Company consents. See "Certain Relationships and Transactions -- Noncompetition Agreement." After the Offering and the grant of shares pursuant to the special bonus plan, the Principal Selling Stockholder will continue to own approximately 37% of the Common Stock (approximately 28% if the Underwriters' over-allotment options are exercised in full). As a result, the Principal Selling Stockholder may be in a position to direct the chief executive officer to consent to the employment of one or more key employees of the Company by the Principal Selling Stockholder or The Advisory Board Company. The recruitment of key employees could have a material adverse effect on the Company's business and results of operations. In addition, the Noncompetition Agreement permits The Advisory Board Company and the Principal Selling Stockholder or entities controlled by him to hire Mr. van Bever at any time after January 1, 2002.

                  CERTAIN TRANSACTIONS PRIOR TO THE OFFERING

Formation and Spin-Off of the Company

  Prior to October 31, 1997, the Company's business was operated as a division of The Advisory Board Company. The Company was incorporated in the State of Delaware on September 11, 1997. On October 31, 1997: (i) the Company issued shares of common stock to The Advisory Board Company in consideration for the transfer to the Company by The Advisory Board Company of the assets and certain liabilities relating to the corporate-related business (the "Transferred Business") of The Advisory Board Company and (ii) The Advisory Board Company distributed all issued and outstanding shares of common stock of the Company to David G. Bradley, the sole stockholder of The Advisory Board Company as part of the Spin-Off. After the Spin-Off, The Advisory Board Company and the Company were separate corporations, each owned directly by David G. Bradley.

  The Spin-Off was consummated, among other things, (i) to permit management of each of the Company and The Advisory Board Company to focus on their respective strategic objectives and core business operations and (ii) to link more directly incentive and compensation arrangements for key employees of each entity with the operating results and performance of the respective entities.

  A Distribution Agreement, dated October 31, 1997, between The Advisory Board Company and the Company (the "Distribution Agreement") provided for the principal corporate transactions required to effect the Spin-Off. Among other things, the Distribution Agreement required the transfer and assignment to the Company of all assets and agreements (including the agreements between The Advisory Board Company and its clients relating to the Transferred Business (the "Member Contracts")) relating to the Transferred Business and the assumption by the Company of liabilities, including all indebtedness relating to the Transferred Business.

  Pursuant to an Administrative Services Agreement (the "Administrative Services Agreement") and a Vendor Contracts Agreement (the "Vendor Contracts Agreement"), both dated October 31, 1997, as amended and restated on July 21, 1998, The Advisory Board Company agreed to provide to the Company certain administrative services and certain vendor services. The term of each of these agreements expires on October 31, 1999. Pursuant to a Member Contracts Agreement, dated October 31, 1997 (the "Member Contracts Agreement"), the Company appointed The Advisory Board Company as its agent to take administrative and accounting-related actions on behalf of the Company with respect to Member Contracts. The Member Contracts Agreement terminated on October 31, 1998 in accordance with its terms. Pursuant to a Sublease Agreement, dated October 31, 1997, as amended and restated on July 21, 1998 (the "Sublease Agreement"), the Company also subleases a portion of its office space from The Advisory Board Company on terms consistent with the original lease agreement, subject to termination by either The Advisory Board Company or the Company with at least six months written notice. The Company records costs associated with these agreements monthly as a payable to an affiliate, and expects to settle amounts owed on a quarterly basis. See "Certain Relationships and Transactions."

  The Company's financial statements present the accounts of the Company as if it had operated as a stand-alone entity, in accordance with the accounting rules prescribed for "carve-out" financial statements, for periods preceding the Spin-Off. For these periods, net funds contributed by the Company are treated as an affiliate receivable because cash flows were commingled in The Advisory Board Company accounts. This affiliate receivable was settled as part of the transfer of assets and liabilities at the Spin-Off pursuant to the Distribution Agreement.

S Corporation Distribution and Termination of S Corporation Status

  Prior to February 22, 1999, the Company had been treated as an S corporation under the Code for federal and certain state income tax purposes. As a result, the Company's earnings were taxed for federal and certain state tax purposes directly to the Principal Selling Stockholder. Effective as of February 22, 1999, the Company's status as an S corporation was terminated and the Company is now subject to federal and state income taxes.

  Prior to the closing of the Offering, the Company distributed to the Principal Selling Stockholder and the Bradley Trust an amount equal to $4.0 million (the "Pre-Closing Distribution"). In addition, the expenses of the Offering, estimated to be approximately $2.2 million, will be paid by the Company and will be treated for accounting purposes as a distribution to the Principal Selling Stockholder and the Bradley Trust.

  In connection with the Pre-Closing Distribution and the payment of the expenses of the Offering, the Company and the Principal Selling Stockholder have entered into a cross-indemnification agreement pursuant to which the Company will indemnify the Principal Selling Stockholder and the Principal Selling Stockholder will indemnify the Company with respect to adverse tax effects resulting from the reallocation of income and expenses between S corporation and C corporation tax years.

The Recapitalization

  The Company currently has two classes of common stock issued and outstanding, the Class A Stock and the Class B Stock, differing only as to voting rights. Prior to the Offering, the Board of Directors and the Principal Selling Stockholder, approved a 17.2-for-1 stock split in the form of a dividend (the "Stock Split"), an increase in the authorized number of shares of the Class A Stock and the Class B Stock to 13,188,960, the authorization of 100 million shares of Common Stock and the authorization of five million shares of Preferred Stock (the "Authorized Share Increase"). The Stock Split was effected on February 19, 1999. In order to facilitate the Offering, prior to the Offering, the Board of Directors and the Principal Selling Stockholder approved the reclassification of the Company's two outstanding classes of common stock into shares of a single class of Common Stock automatically upon the closing of the Offering (the "Reclassification"). The Stock Split, the Authorized Share Increase and the Reclassification are referred to herein as the "Recapitalization." As a result of the Recapitalization, the Company will have 13,188,960 outstanding shares of Common Stock as its only class of issued equity securities upon the closing of the Offering. All holders of the Common Stock will have the same rights and privileges. See "Description of Capital Stock." Except as specifically set forth in this Prospectus, all references to numbers of shares of any class of the Company's stock and all per share information set forth in this Prospectus have been adjusted to give effect to the Recapitalization.

Stock Option Restructuring and Repurchase and Special Bonus Plan Charges

  Beginning in 1995 and prior to the Spin-Off, The Advisory Board Company entered into the Liquid Markets Agreements. The obligations associated with these agreements were transferred to the Company in the Spin-Off to the extent such obligations were attributable to employees of the Company. The cost of such agreements was charged to compensation expense over required employment periods ending in December 1998. Furthermore, in connection with the Spin-Off, The Advisory Board Company executed substitution agreements with each of the employees of the Company participating in The Advisory Board Company's stock option plan. The substitution allowed for the exchange of Advisory Board Company options for Company options. The terms of this substitution resulted in compensation expense being charged for the intrinsic value of certain stock options over the vesting period. This compensation expense will result in non-cash charges in the amount of $382,000 in 1999, $382,000 in 2000 and $189,000 in 2001. Accordingly, compensation expense of approximately $96,000 relating to the substitution of the stock options will be recognized during the quarter in which the Offering occurs. In December 1998, the Company and the Principal Selling Stockholder agreed to pay a special bonus to selected employees in an amount totaling $2.4 million. The bonus is payable at the earlier of the date of an initial public offering or December 31, 1999. If the amount is paid at the date of an initial public offering, the obligation will be payable 60% in shares of Common Stock owned by the Principal Selling Stockholder (valued for this purpose at the initial price offered to the public) and 40% in cash by the Company. If the amount is not paid in conjunction with an initial public offering, then the obligation will be payable 100% in cash by the Company. The Company recognized $2.4 million in expense related to this special bonus plan in 1998.


Name Change

  On July 27, 1998, the Company changed its name from The Corporate Advisory Board Company to The Corporate Executive Board Company.

                                USE OF PROCEEDS

  All of the shares of Common Stock being sold in the Offering are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of the Common Stock pursuant to the Offering. The Principal Selling Stockholder, however, has agreed to use approximately $6.65 million of the proceeds of the Offering to repay the principal and accrued and unpaid interest on a promissory note made by the Principal Selling Stockholder in favor of the Company. See "Certain Relationships and Transactions --Promissory Note."

                                DIVIDEND POLICY

  From the date of the Spin-Off to the closing of the Offering, the Company has paid dividends of $10.9 million (including the Pre-Closing Distribution) to the Principal Selling Stockholder and the Bradley Trust. In addition, the Company will pay the expenses of the Offering in the amount of approximately $2.2 million which will be treated for accounting purposes as a distribution to the Principal Selling Stockholder and the Bradley Trust. After the Offering, the Company does not anticipate declaring or paying dividends in the foreseeable future. The timing and amount of future dividends, if any, will be determined by the Board of Directors of the Company and will depend, among other factors, upon the Company's earnings, financial condition and cash requirements at the time such payment is considered.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1998 on an actual basis and pro forma to reflect the transactions set forth in note (1) hereto. The Company will not receive any of the proceeds from the Offering. See "Use of Proceeds" and "Principal and Selling Stockholders." This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                          December 31, 1998
                                                        ----------------------
                                                         Actual   Pro Forma(1)
                                                        --------  ------------
                                                           (In thousands)
Cash and cash equivalents.............................. $ 12,232    $13,160
                                                        ========    =======
Current stock option repurchase and special bonus plan
 liability(2).......................................... $  7,054    $ 4,654
                                                        --------    -------
  Total current liabilities............................ $  7,054    $ 4,654
                                                        ========    =======
Long-term stock option repurchase liability(2)......... $  3,140    $ 3,140
Preferred stock, par value $0.01; 5,000,000 shares
 authorized, no shares issued and outstanding..........      --         --
Common stock, par value $0.01; 100,000,000 shares
 authorized, and 12,504,400 shares issued and
 outstanding (actual), 13,188,960 shares issued and
 outstanding (pro forma)(3)............................      125        132
Additional paid-in capital.............................    2,646     (1,770)
Deferred compensation..................................     (953)      (953)
Accumulated deficit....................................   (9,965)       --
                                                        --------    -------
  Total capitalization................................. $ (5,007)   $   549
                                                        ========    =======

--------
(1) Assumes the following transactions took place as of December 31, 1998: (i) the payment of the Pre-Closing Distribution in the amount of $4.0 million;
    (ii) the Recapitalization; (iii) the payment of the expenses of the Offering in the amount of approximately $2.2 million; (iv) the closing of the Offering (including the impact of options exercised prior to the Offering and the resulting increase in the deferred income tax asset of approximately $5.1 million); (v) receipt by the Company of the proceeds from the repayment of a promissory note in the principal amount of $6.5 million made by the Principal Selling Stockholder in favor of the Company;
    (vi) payment of the special bonus of approximately $2.4 million, 60% in shares of Common Stock owned by the Principal Selling Stockholder and 40% in cash by the Company; and (vii) the termination of the Company's
    S corporation election and a resulting increase in the Company's federal deferred income tax asset of approximately $4.5 million. See "Certain Transactions Prior to the Offering--S Corporation Distribution and Termination of S Corporation Status;--The Recapitalization; and--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(2) The Company has Liquid Markets Agreements with certain employees relating to the repurchase of certain stock options prior to the Spin-Off at fixed amounts. The amount due under these agreements during the next 12 months is classified as current stock option repurchase liability, and the amount due thereafter is classified as long-term stock option repurchase liability. The Company has a $2.4 million commitment relating to a special bonus plan, payable no later than December 31, 1999, classified as current special bonus plan liability. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(3) Does not include options outstanding at the closing of the Offering to purchase 5,527,920 shares of Common Stock under the Company's various option plans with a weighted average exercise price of $4.79 per share.

                                   DILUTION

  Prior to the Offering, the Principal Selling Stockholder was the sole beneficial owner of the Company's outstanding stock. Prior to the Offering, the Principal Selling Stockholder beneficially owned 12,504,400 shares of Common Stock, which were distributed to him in the form of a dividend on October 31, 1997 by The Advisory Board Company as part of the Spin-Off. The Principal Selling Stockholder paid no additional consideration for such stock at the time of the Spin-Off. Immediately prior to the date of this Prospectus, Messrs. Zients and D'Amato exercised options, at an exercise price of $0.93 per share, to purchase 684,560 shares of Common Stock from the Company, and such shares will be sold in the Offering. The following table sets forth certain information with respect to the acquisition of shares of Common Stock by existing stockholders and by investors in the Offering.

                          Shares Purchased  Total Consideration
                         ------------------ -------------------- Average Price
                           Number   Percent    Amount    Percent   per Share
                         ---------- ------- ------------ ------- -------------
Existing Stockholders
 (1)....................  5,001,760    38%  $      2,908    --%     $   --
New Investors...........  8,187,200    62%  $155,556,800   100%     $19.00
                         ----------   ---   ------------   ---
Total................... 13,188,960   100%  $155,559,708   100%
                         ==========   ===   ============   ===

--------
(1) The foregoing calculations (i) assume the shares of Common Stock owned by the Principal Selling Stockholder, who was the only stockholder of the Company prior to the Offering who will continue to own shares of Common Stock after the Offering, were acquired for $.01 per share, the par value of each share of The Advisory Board Company underlying the shares of the Company distributed to him in the Spin-Off, (ii) exclude 7,826,000 shares of Common Stock reserved for issuance under the Company's Incentive Plan, the 1999 Plan and the Directors Plan, (iii) assume no exercise of the Underwriters' over-allotment options, (iv) exclude 684,560 shares of Common Stock acquired by Messrs. Zients and D'Amato, at a purchase price of $0.93 per share as a result of the exercise of options immediately prior to the Offering because Messrs. Zients and D'Amato will sell in the Offering all of such shares of Common Stock and will not own any outstanding shares of Common Stock immediately after the Offering and (v) exclude the grant from the Principal Selling Stockholder at the closing of the Offering of an aggregate of 75,789 shares of Common Stock pursuant to the special bonus plan.

  Sales by the Selling Stockholders in the Offering will reduce the number of shares of Common Stock held by the Principal Selling Stockholder, the sole beneficial owner of the Company's outstanding stock prior to the Offering, to approximately 4,925,971 shares or 37% (approximately 3,697,891 shares or 28% if the Underwriters' over-allotment options are exercised in full) of the total number of shares of Common Stock outstanding after the Offering, less shares of Common Stock granted under the special bonus plan. As a result of the Offering, the number of shares of Common Stock held by new investors will be 8,187,200 shares or 62% (9,415,280 shares or 71% if the Underwriters' over-allotment options are exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The selected financial data presented below as of December 31, 1996, 1997 and 1998, and for each of the years in the four-year period ended December 31, 1998, have been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data presented below as of December 31, 1994 and 1995 and for the year ended December 31, 1994 have been derived from the unaudited financial statements of the Company, which have been prepared on the same basis as the audited financial statements of the Company. The selected financial data presented below should be read in conjunction with the Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                             Year Ended December 31,
                                     -------------------------------------------
                                      1994      1995     1996     1997    1998
                                     -------  --------  -------  ------- -------
                                     (In thousands, except per share amounts)
Statements of Operations Data:
Revenues...........................  $10,384  $ 17,547  $27,283  $38,669 $53,030
Costs and expenses:
  Cost of services.................    7,698    10,849   15,078   20,036  26,069
  Member relations and marketing...    2,807     5,275    6,677    8,106  10,980
  General and administrative.......    1,147     2,589    3,832    5,660   6,920
  Depreciation.....................      249       233      452      722     885
  Stock option restructuring and
   repurchase and special bonus
   plan(1).........................      --      9,390    1,473    3,063   5,342
                                     -------  --------  -------  ------- -------
    Total costs and expenses.......   11,901    28,336   27,512   37,587  50,196
                                     -------  --------  -------  ------- -------
Income (loss) from operations(1)...   (1,517)  (10,789)    (229)   1,082   2,834
Interest income....................      --        --       --       122     786
                                     -------  --------  -------  ------- -------
Income (loss) before provision
 (benefit) for state income taxes..   (1,517)  (10,789)    (229)   1,204   3,620
Provision (benefit) for state
 income taxes(2)...................     (151)   (1,076)     (23)     120     361
                                     -------  --------  -------  ------- -------
Net income (loss)..................  $(1,366) $ (9,713) $  (206) $ 1,084 $ 3,259
                                     =======  ========  =======  ======= =======
Pro forma net income (loss)(2).....  $  (887) $ (6,312) $  (134) $   704 $ 2,118
                                     =======  ========  =======  ======= =======
Pro forma net income (loss) per
 share--basic(3)...................  $ (0.07) $  (0.50) $ (0.01) $  0.06 $  0.17
Pro forma weighted average shares
 outstanding--basic(3).............   12,504    12,504   12,504   12,504  12,504
Pro forma net income (loss) per
 share--diluted(3).................  $ (0.07) $  (0.50) $ (0.01) $  0.05 $  0.14
Pro forma weighted average shares
 outstanding--diluted(3)...........   12,504    12,504   12,504   13,752  14,950

                                         As of December 31,
                          ----------------------------------------------------
                                                                      1998 Pro
                           1994    1995     1996     1997     1998    forma(4)
                          ------- -------  -------  -------  -------  --------
                                           (In thousands)
Balance Sheet Data:
Cash and cash equiva-
 lents................... $   --  $   --   $   --   $ 8,937  $12,232  $13,160
Working capital..........   1,712  (3,530)  (4,645)  (5,005)  (8,721)  (8,299)
Total assets.............  13,154  18,568   23,107   39,868   48,928   51,784
Deferred revenues........   9,578  15,382   21,696   31,474   39,061   39,061
Total stockholder's eq-
 uity (deficit)..........   2,508  (7,205)  (7,411)  (5,042)  (8,147)  (2,591)

                                                                         Year Ended December 31,
                                                                         -------------------------
                                                                          1996     1997     1998
                                                                         -------  -------  -------
Other Operating Data:
Subscription programs(5)................................................       7        9       10
Member institutions(5)(6)(7)............................................     998    1,151    1,333
Total membership subscriptions(5)(7)....................................   1,485    1,808    2,263
Average subscription programs per membership(5)(7)......................    1.49     1.57     1.70
Program renewal rate(8).................................................      86%      85%      85%

--------
(1) Prior to the Spin-Off, The Advisory Board Company entered into the Liquid Markets Agreements. The obligations under the Liquid Markets Agreements were transferred to the Company in the Spin-Off to the extent such obligations were attributable to the employees of the Company. Furthermore, in the Spin-Off, there was a substitution of Company stock options for Advisory Board Company stock options. In December 1998, the Company and the Principal Selling Stockholder agreed to certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. The Company reflects charges relating to the Liquid Markets Agreements as stock option repurchase expenses over the required employment period ending December 31, 1998. Furthermore, the terms of the stock option substitution effected at the Spin-Off resulted in compensation expense being charged for the intrinsic value of certain stock options. These charges are reflected as stock option restructuring expenses over the vesting period of the options. Lastly, the Company recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998. Excluding all of these expenses related to the Company's options and special bonus plan, Income (Loss) From Operations for 1994, 1995, 1996, 1997 and 1998 would have been $(1.5) million, $(1.4) million, $1.2 million, $4.1 million, and $8.2 million respectively. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(2) Prior to the Offering, the Company had elected to be taxed under subchapter S of the Code, whereby the Principal Selling Stockholder (who prior to the Offering was the sole beneficial owner of the Company's outstanding stock) was liable for individual federal income taxes on the Company's taxable income. As the District of Columbia does not recognize S corporation status, the Company was directly responsible for District of Columbia taxes. Effective as of February 22, 1999, the Company terminated its S corporation election and is now subject to corporate level federal income taxes. See "Certain Transactions Prior to the Offering--
    S Corporation Distribution and Termination of S Corporation Status." Accordingly, the pro forma net income (loss) reflects an estimate of the income taxes that would have been recorded if the Company had been a C corporation for the periods presented. See Note 6 to Financial Statements.
(3) Basic pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. Diluted pro forma net income (loss) per share is computed by dividing pro forma net income (loss) by the weighted average number of shares of Common Stock outstanding, including dilutive securities, during the period. See Note 2 and Note 9 to Financial Statements.
(4) Pro forma to give effect to (1) the distribution of $4.0 million to the Principal Selling Stockholder and the Bradley Trust prior to the closing of the Offering, (2) the termination of the Company's S corporation election and a resulting increase in the Company's federal deferred income tax asset of approximately $4.5 million as of December 31, 1998, (3) the repayment by the Principal Selling Stockholder to the Company of a promissory note in the principal amount of $6.5 million, (4) payment of the special bonus of $2.4 million, 60% in shares of Common Stock owned by the Principal Selling Stockholder and 40% in cash paid by the Company, (5) the payment by the Company of approximately $2.2 million in Offering expenses, on behalf of the Selling Stockholders, which will be treated for accounting purposes as a distribution to the Principal Selling Stockholder and the Bradley Trust, and (6) the closing of the Offering (including the impact of options exercised prior to the Offering and the resulting increase in the deferred income tax asset of approximately $5.1 million). See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."
(5) At the end of the period.
(6) The Company's members are primarily domestic and multinational corporations and secondarily large subsidiaries of corporations and non-profit institutions.
(7) Information presented with respect to the years ended December 31, 1996 and 1997 has been adjusted to eliminate members during such periods who discontinued their membership prior to their annual renewal date in the subsequent year. Information with respect to the year ended December 31, 1998 includes the Company's estimate of pending membership renewals and an estimate of members who will discontinue their membership prior to their annual renewal date in the subsequent year.
(8) Program renewal rate is defined as the percentage of memberships renewed, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

  The Corporate Executive Board provides "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. The Company provides its research and analysis on an annual subscription basis to a membership of over 1,300 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and on-line access to the program's database.

  Management's discussion and analysis and the accompanying financial statements present the Company's results of operations as if it had operated as a stand-alone entity in accordance with the accounting rules prescribed for "carve-out" financial statements. The Company operated as a division of The Advisory Board Company until October 31, 1997 when it was spun off to the Principal Selling Stockholder, the sole stockholder of The Advisory Board Company. See "Certain Transactions Prior to the Offering--Formation and Spin-Off of the Company."

  Subscription memberships, which are annually renewable contracts and generally payable by members at the beginning of the contract term, comprise 100% of the Company's revenues. Billings attributable to the Company's subscription programs initially are recorded as deferred membership fees and then recognized pro rata over the contract term.

  Over the last three years, the Company's revenues have grown at a compound annual growth rate of 44.7% from $17.5 million in 1995 to $53.0 million in 1998, while costs have grown at a compound annual growth rate of 21.1% from $28.3 million in 1995 to $50.2 million in 1998, resulting in operating losses prior to 1997 and income from operations of $1.1 million and $2.8 million in 1997 and 1998, respectively. The Company attributes the growth in revenues to an increase in the number of memberships, driven primarily by new sales for existing subscription programs and the introduction of new subscription programs. The increase in costs is a function of the growth in memberships and subscription programs and investments in certain administrative functions. Costs are also affected by stock option restructuring and repurchase charges as further explained below.

  One measure of the Company's business is its annualized "Contract Value," which the Company calculates as the aggregate annualized membership revenue attributed to all membership agreements in effect at a given point in time, without regard to the remaining duration of any such agreement, including for 1998 an estimate of pending membership renewals and an estimate of members who will discontinue their membership prior to their annual renewal date in the subsequent year. The Company's experience is that a substantial portion of members renew subscriptions for an equal or higher level of total membership payments each year. Contract Value has grown at a compound annual growth rate of 38.8% over the past three years and was $62.4 million at December 31, 1998.

  The Company's operating expenses consist of cost of services, member relations and marketing, general and administrative expenses and depreciation. Cost of services represents the costs associated with the production and delivery of the Company's products and services, including compensation of research personnel and in-house faculty, the production of published materials, the organization of member meetings and all associated support services. Member relations and marketing expenses represent the costs of acquiring new members and renewing existing members and consist of compensation expenses (including sales commissions), travel and all associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions of the Company.

  The Company has Liquid Markets Agreements with certain employees relating to the repurchase of certain options prior to the Spin-Off at fixed amounts. The Company reflected these charges as stock option repurchase expenses in the year ended December 1998. In conjunction with the Spin-Off, The Advisory Board Company executed substitution agreements with each of the employees of the Company participating in The Advisory Board Company's stock option plan. The substitution allowed for the exchange of Advisory Board Company options for Company options. The terms of the substitution resulted in compensation expense being charged for the intrinsic value of certain options over the vesting period of the options, reflected as stock option restructuring expense. In December 1998, the Company approved a special bonus plan for selected employees. The terms of the plan resulted in compensation expense being charged in 1998 for the full value of the plan, reflected as special bonus plan expense. See "Certain Transactions Prior to the Offering-- Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."

Results of Operations

  The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

                                                             Year Ended
                                                            December 31,
                                                          --------------------
                                                          1996    1997   1998
                                                          -----   -----  -----
Revenues:
  Total revenues......................................... 100.0%  100.0% 100.0%
Costs and expenses:
  Cost of services.......................................  55.2    51.8   49.2
  Member relations and marketing.........................  24.5    21.0   20.7
  General and administrative.............................  14.0    14.6   13.1
  Depreciation...........................................   1.7     1.9    1.7
  Stock option restructuring and repurchase and special
   bonus plan............................................   5.4     7.9   10.0
                                                          -----   -----  -----
    Total costs and expenses............................. 100.8%   97.2%  94.7%
                                                          -----   -----  -----
Income (loss) from operations............................  (0.8)%   2.8%   5.3%
                                                          =====   =====  =====

Years Ended December 31, 1996, 1997 and 1998

  Revenues. Total revenues increased 41.8% from $27.3 million for the year ended December 31, 1996 to $38.7 million for the year ended December 31, 1997, and 37.0% to $53.0 million for the year ended December 31, 1998. The increase in revenues is primarily attributable to increased sales of existing subscription programs, the introduction of new subscription programs, consistent renewal rates and, to a lesser degree, price increases. A portion of the increase also is due to the introduction of on-site executive education services to existing members resulting in price increases in 1996. The Company introduced two new subscription programs in 1997 and one new subscription program in 1998.

  The Company's program renewal rate, defined as the percentage of prior year membership subscriptions renewed, was 86%, 85% and 85% for 1996, 1997 and 1998, respectively.

  Cost of Services. Cost of services decreased as a percentage of revenue from 55.2% for the year ended December 31, 1996 to 51.8% for the year ended December 31, 1997 and 49.2% for the year ended December 31, 1998. This decrease is attributable to the fixed nature of the production costs of best practices research studies, as these costs are not materially affected by growth in the number of members. The absolute cost of these services increased 32.5% from $15.1 million for the year ended December 31, 1996 to $20.0 million for the year ended December 31, 1997 and 30.5% to $26.1 million for the year ended December 31, 1998. The increases were principally due to the addition of research teams related to the introduction of new subscription programs and the increase in customized research briefs and executive education costs to service the growing member base for existing and new subscription programs.

  Member Relations and Marketing. Member relations and marketing costs decreased as a percentage of total revenues from 24.5% for the year ended December 31, 1996 to 21.0% for the year ended December 31,

1997 and to 20.7% for the year ended December 31, 1998. This decrease is largely attributable to the Company's ability to leverage marketing personnel to sell multiple subscription programs, offset in 1998 by the costs, largely personnel and related, to increase marketing efforts for existing programs. The absolute dollar costs of member relations and marketing increased 20.9% from $6.7 million for the year ended December 31, 1996 to $8.1 million for the year ended December 31, 1997, and 35.8% to $11.0 million for the year ended December 31, 1998. The increases were primarily due to increases in personnel and related costs to market and support new subscription programs, increased marketing efforts for existing subscription programs and increased incentive compensation correlated to the growth in revenues.

  General and Administrative. General and administrative expenses as a percentage of total revenues were 14.0% for the year ended December 31, 1996, 14.6% for the year ended December 31, 1997 and 13.1% for the year ended December 31, 1998. The percent changes reflect a higher level of investment in new product development and human resources during 1997 to support the launch of two additional subscription programs. The absolute dollar costs for general and administrative expenses increased 50.0% from $3.8 million for the year ended December 31, 1996 to $5.7 million for the year ended December 31, 1997, and 21.1% to $6.9 million for the year ended December 31, 1998. The increases reflect investments in new product development, human resources and recruiting, management information systems and finance and accounting functions required to support the Company's growth.

  Depreciation. Depreciation expense increased 59.7% from $452,000 for the year ended December 31, 1996 to $722,000 for the year ended December 31, 1997 and 22.6% to $885,000 for the year ended December 31, 1998. The increase was principally due to investments in computer equipment and software, office furnishings and physical space to support the growth in the business.

  Stock Option Restructuring and Repurchase and Special Bonus Plan
Charges. The Company recognized $1.5 million, $1.8 million and $2.4 million in compensation expense related to the repurchase of certain stock options pursuant to the Liquid Markets Agreements for the years ended December 31, 1996, 1997 and 1998, respectively. As of December 31, 1998, the Company has recognized all of the compensation expense related to these agreements. In addition, the Company recorded compensation charges resulting from the substitution of Company stock options for Advisory Board Company options as part of the Spin-Off, of $1.3 million in 1997 and $506,000 in 1998, with $382,000 in charges scheduled in 1999, $382,000 in 2000 and $189,000 in 2001.
Lastly, the Company recorded a compensation charge of $2.4 million in 1998 related to a special bonus plan. There are no subsequent charges to be incurred related to the special bonus plan. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."

Liquidity and Capital Resources

  On October 31, 1997, the Company was a party to the Spin-Off transaction with The Advisory Board Company whereby the assets and certain liabilities relating to the corporate-related consulting business of The Advisory Board Company were transferred to the Company, a newly incorporated entity. See "Certain Transactions Prior to the Offering--Formation and Spin-Off of the Company."

  The Company's financial statements present the accounts of the Company as if it had operated as a stand-alone entity in accordance with the accounting rules prescribed for "carve-out" financial statements for periods preceding the Spin-Off on October 31, 1997. For these periods, net funds contributed by the Company were treated as an affiliate receivable as cash flows were commingled in The Advisory Board Company accounts. This affiliate receivable was settled as part of the transfer of assets and liabilities in the Spin-Off.

  The Company entered into the Administrative Services Agreement, the Vendor Contracts Agreement, the Member Contracts Agreement and the Sublease Agreement with The Advisory Board Company coincident with the Spin-Off. See "Certain Transactions Prior to the Offering--Formation and Spin-Off of the Company" and "Certain Relationships and Transactions." The Company records costs associated with these agreements monthly as a payable to affiliate, and expects to pay amounts owed to The Advisory Board Company on a quarterly basis. The Company believes that the services provided to the Company by The Advisory Board Company under the Administrative Services Agreement may be obtained by the Company from alternative sources and that the fees payable pursuant to the Administrative Services Agreement approximate the cost to internally provide or otherwise externally source such services. Under the Vendor Contracts Agreement, the Company participates in certain vendor contracts entered into by The Advisory Board Company for the provision of certain services. The Company expects to enter into separately negotiated vendor contracts as soon as reasonably practicable, and does not expect to incur material incremental costs. The terms of the Administrative Services Agreement and the Vendor Contracts Agreement expire on October 31, 1999. The Company expects to have internally assumed or externally sourced the services under both of these agreements prior to their termination. The Member Contracts Agreement was terminated on October 31, 1998 in accordance with its terms. The Company does not expect to incur any additional costs as a result of the termination of the Member Contracts Agreement. Pursuant to the Sublease Agreement, the Company subleases a portion of its office space from The Advisory Board Company on terms consistent with the original lease agreement, subject to termination by either the Company or The Advisory Board Company with at least six months written notice.

  The Company has financed its operations to date through funds generated from operations. Member subscriptions, which are annually renewable contracts and generally payable by members at the beginning of the contract term, comprise 100% of the Company's revenues. The combination of year-to-year revenue growth and payments in advance from members has historically resulted in positive cash generation from operations. The Company generated $5.5 million in cash from operating activities during 1996, $13.6 million in 1997 and $16.8 million in 1998.

  The Company has obtained a commitment for a $10.0 million 12-month revolving line of credit from a commercial bank. Borrowings under this line of credit will be secured by the Company's assets. The Company has no explicit purpose for the line of credit and does not expect to utilize it over the initial 12-month term.

  In 1997, the Company invested $11.8 million, of which $1.5 million was used for the purchase of property and equipment, $3.8 million was used for the net purchase of marketable securities and $6.5 million was loaned to the Principal Selling Stockholder. The Company's investment policy allows for the investment of excess funds in short-term to intermediate-term federal government or investment grade obligations. In 1998, the Company invested $2.1 million for the purchase of property and equipment and $118,000 for the net purchase of marketable securities.

  In 1998, the Company distributed $6.9 million to the Principal Selling Stockholder primarily to pay income taxes on the Company's S corporation earnings and as distributions of estimated undistributed taxed or taxable earnings of the Company. The Company distributed, prior to the closing of the Offering, an additional $4.0 million to the Principal Selling Stockholder and the Bradley Trust as the Pre-Closing Distribution. The Company will also pay approximately $2.2 million in Offering expenses, which will be treated for accounting purposes as a distribution to the Principal Selling Stockholder and the Bradley Trust.

  The Company holds a promissory note in the principal amount of $6.5 million from the Principal Selling Stockholder. The note bears interest at an annual rate of 7%, payable semiannually. The principal is payable on October 31, 2007. The note is collateralized by assets of the Principal Selling Stockholder. The Principal Selling Stockholder has agreed to repay this note from the proceeds of the Offering.

  As of December 31, 1998, the Company had cash and cash equivalents of $12.2 million. Management expects that its current cash balances and cash flows from operations will satisfy working capital, financing activities and capital expenditure requirements for the foreseeable future.

  The Company has certain commitments related to the relocation of its office facilities. The Company estimates that it will incur approximately $5.0 million in leasehold improvements and related costs during 1999. The Company has entered into a $1.3 million Letter of Credit Agreement with a commercial bank to provide a security deposit for the office space lease, expiring on June 23, 2003. The Letter of Credit Agreement is collateralized by the Company's cash, accounts receivable and physical property.

  The Company has Liquid Markets Agreements with certain employees relating to the repurchase of certain stock options prior to the Spin-Off at fixed amounts. The Company paid $2.6 million related to these agreements in 1998, and is obligated to pay $4.7 million in 1999, and $3.1 million in 2000. The Company and the Principal Selling Stockholder have agreed to pay, at the closing of the Offering, special bonuses to selected employees in an aggregate amount totaling $2.4 million. The obligation will be payable 60% in shares of Common Stock owned by the Principal Selling Stockholder (valued for this purpose at the initial price offered to the public) and 40% in cash by the Company. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges."

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company adopted both of these standards during 1998.

  SFAS No. 130 requires "comprehensive income" and the components of "other comprehensive income," to be reported in the financial statements and/or notes thereto. As the Company currently does not have any components of "other comprehensive income," reported net income is the same as "total comprehensive income" for 1997 and 1998.

  SFAS No. 131 requires entities to disclose financial and descriptive information about its reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has made the appropriate disclosures required by SFAS No. 131.

  The Company, since inception, has recognized revenue ratably over the term of the related membership, generally 12 months. The Securities and Exchange Commission has advised the Company that it is evaluating the accounting rules and interpretations covering revenue recognition of membership fees. Until the Securities and Exchange Commission staff issues these interpretative guidelines, it is unclear what impact, if any, they will have on the Company's current accounting policy. Any change could have a material effect on the manner in which the Company recognizes revenue.

Year 2000 Compliance

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without consideration for the impact of the upcoming century change in the year 2000. If not corrected, applications which are not year 2000 compliant may fail or create erroneous results when processing year 2000 information. The Company is in the process of completing its analysis and assessment of the potential effects of the year 2000 century change and has begun efforts to identify, evaluate and implement changes to the Company's systems and applications necessary to achieve a year 2000 date conversion.

  The Company has audited all of its hardware systems and software applications. The Company has determined that all of its hardware systems are either currently compliant or have intermediate upgrades available from the manufacturer. The Company utilizes 382 distinct software programs in running its computer operations. Of these systems, the Company has classified 64 as mission-critical systems, defined as systems whose failure potentially could have a significant adverse effect on the Company's ability to conduct its business efficiently. These include end-user software applications, back-office systems and embedded software in computer hardware systems. Of the 64 mission-critical systems, four are custom software systems developed for the Company. Two of these four have been modified and tested to ensure their year 2000 compliance and the Company expects that the two remaining custom systems will be brought into compliance by May 1999. The rest of the Company's software systems are commercial off-the-shelf packages ("COTS"). The Company's 60 mission-critical COTS programs currently are under review for year 2000 compliance. The Company has determined that 31 of the mission-critical COTS programs are fully compliant. The Company has made this determination by reviewing official year 2000 compliance statements published by the manufacturers of these programs and does not plan to conduct its own tests to verify such statements. Of the remaining applications, manufacturers have made available upgrades to bring the systems into compliance. The Company has scheduled upgrades for each of these programs to be completed before June 1999. The non-information technology systems developed internally by the Company are not sensitive to year 2000 issues.

  The Company estimates the cost to complete the conversion to be $220,000. The Company expects to be year 2000 compliant by June 1999. The costs of the year 2000 conversion and the date on which the Company plans to complete the project are based upon management's best estimates, which are derived on the basis of numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and actual results could differ materially.

  Vendors or other third parties that could affect the Company's operations include suppliers of utility services, travel and hotel services, office supply vendors, equipment and technology vendors and mail, telephone, Internet and other communication services. Each of the Company's department directors has been instructed to communicate with their major suppliers with respect to such vendors' year 2000 compliance status. All of the Company's departments have been directed to make arrangements with an alternative vendor if it appears that the current vendor will not achieve compliance by the year 2000. There can be no guarantee, however, that the systems of the Company's major vendors, including providers of public utilities, will be timely converted, or that a failure to convert by another company or organization, or a conversion that is incompatible with the Company's systems, would not have an adverse effect on the Company.

  Although the Company anticipates that minimal business disruptions will occur as a result of year 2000 issues, possible consequences include loss of communications with members, inability to conduct marketing efforts and on-site seminars as a result of travel and communications disruptions, delay in the production and distribution of studies and reports, inability to conduct research and surveys, and disruption of similar normal business activities. The Company believes that the conversion and modification efforts by the Company and its vendors will mitigate the risks associated with year 2000 issues. If, however, the Company or its essential vendors do not complete the necessary modifications or conversions in a timely manner or if such modifications or conversions fail to achieve the proper results, the Company's operations may be adversely effected.

  The Company does not intend to develop any contingency plans to address possible failures by the Company or its vendors to be year 2000 compliant with respect to information technology systems. The Company does not believe that such contingency plans are required because it believes that the Company and its information technology suppliers will be year 2000 compliant before January 2000. The Company currently does not have any contingency plans to address possible failures by its vendors to be year 2000 compliant with respect to non-information technology systems, but expects to develop such plans by June 1999.

                                   BUSINESS

Overview

  The Corporate Executive Board provides "best practices" research and analysis focusing on corporate strategy, operations and general management issues. Best practices research identifies and analyzes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. The Company provides its research and analysis on an annual subscription basis to a membership of over 1,300 of the world's largest and most prestigious corporations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and on-line access to the program's database. For each of the last three years, the Company's program renewal rate (defined as the percentage of prior year's membership subscriptions renewed, adjusted to reflect reductions in membership resulting from mergers and acquisitions of members) exceeded 84%. More than 64% of the Fortune 500 companies are members of the Corporate Executive Board.

  The Company's membership-based model, in which all subscribers (or "members") participate in the Company's research and analysis, is central to its business strategy. This model gives the Company access to the best business practices of its members and enables the Company to provide comprehensive analysis on current business issues, assessing the collective experiences and knowledge of its members on leading edge topics. By participating in the Corporate Executive Board, members can learn about the best practices of the most progressive corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. The Company does not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their management practices. In general, the membership comprises the most progressive competitors in each industry sector. Representative members include American Express, British Airways, Citigroup, Coca-Cola, Dell, Hewlett-Packard, Lucent, Merrill Lynch, Microsoft, Procter & Gamble and Xerox. No one member accounted for more than 2% of revenues in any of the last three fiscal years. The Company believes that there is no other entity that enables corporations to study a broad range of the best practices of hundreds of other business enterprises for fixed, annual subscription fees.

  The Company currently offers ten discrete subscription programs, each focusing on a single business constituency: finance, sales, information technology, corporate strategy, human resources, bank operations, insurance, trust and private banking, business banking and retail banking. The Company has added three new subscription programs over the past two years and anticipates adding one to three new subscription programs per year for the foreseeable future. Each subscription program charges a separate fixed annual subscription fee and is served by a dedicated staff of analysts and researchers. Subscriptions generally are renewable on a 12-month basis, and the average price per subscription program at December 31, 1998 was approximately $27,500. In 1998, the Company published 24 best practices research studies, completed over 12,500 customized research briefs and provided executive education services to 1,187 member corporations reaching approximately 25,000 executive participants. The Company's 215 analysts and researchers have compiled a proprietary database of 261 best practices research studies and 25,000 customized research briefs containing over 100,000 profiles of corporate practices.

  The Corporate Executive Board's revenue and costs have grown at compound annual rates of 44.7% and 21.1%, respectively, from December 31, 1995 through December 31, 1998. Because each subscription program provides its membership with standardized best practices research studies and executive education seminars, new members immediately add revenues while only incrementally increasing operating costs. The Company's growth strategy is to cross-sell additional subscription programs to existing members, to add new members and to develop new subscription programs.

Industry Background

  Corporations today are experiencing greater competitive demands and facing increasingly complex strategic and operational issues. The globalization of the economy, the transformation from an industrial era to an information age and the accelerating pace of technological change are dramatically altering the business environment. In response to these trends, companies are exploring new business strategies as well as reevaluating the performance of individual departments within their organizations in order to maintain their competitive edge. The pace of change is driving a greater interest in gaining access to leading management practices and solutions to common business problems on a cross-industry basis.

  Capitalizing on the growing demand for information on business and management issues, the professional information services industry has experienced significant growth over the past few years. Industry participants have approached the market for business-focused information by offering a variety of products and services, including market research, strategic planning, implementation services and educational programs. Services also differ by the level of engagement, with some offering project-driven or long-term consulting contracts, and others providing continuous research publishing. Within this broad industry, management consulting and training and development have emerged as key segments, representing $50 billion and $59 billion in 1997 revenues, respectively. Other entities, such as trade associations, non-profit think-tanks and research and database companies, also offer research, consulting and education services.

  The Corporate Executive Board offers a distinctive approach that combines many of the benefits of general management consulting and training and development firms. The Company's research and analysis covers the same major business issues generally addressed by management consulting firms, such as issues concerning managing growth, cost reduction, outsourcing and strategy development. The distinction is that the Corporate Executive Board provides the same, standardized product to the whole of its membership at a fraction of the cost to each individual member of consulting services. In common with training and development firms, the Company offers education services both on-site at member institutions and in large multi-company settings. Unlike training and development firms, which typically invest only periodically in new curriculum development, the Corporate Executive Board's curriculum is constantly updated by its best practices research organization. A further distinction is the seniority and breadth of the audience, with the Company briefing executive and senior management staff drawn from a broad range of industry sectors, business units and departments. Because of this unique approach to the market, the Company believes that it offers its customers a superior value proposition.

Business Strategy

  The Company's goal is to research and analyze the most pertinent and timely strategic and operational issues facing its membership, and to distribute the results of this analysis to its membership in the most efficient, effective and helpful manner. The Company's membership model allows it to draw upon a large and growing universe of issues and solutions of relevance to today's leading corporations. The Company actively engages its membership to help focus its research on the challenges of the current business environment and to maintain and enhance its position as the leading provider of best practices research and analysis.

  . Maintain Membership-Based Model. The Company believes that the membership-based model is key to its success and continually strives to increase the ties between its members and the Corporate Executive Board. The Company encourages members to view the Corporate Executive Board as their proprietary off-site research facility. The Company's fixed-fee economic model promotes frequent use of the Company's products and services. The Company believes that member satisfaction grows as members access more of the Company's services, and that the growing roster of satisfied members validates the Company's business model and induces new members to join the Corporate Executive Board.

  . Focus on Best Practices Research. The focus of the Company's work is research on best demonstrated business and management practices. Many large corporations believe that there are certain research economies and other benefits that can be realized by learning from the experiences of similar entities facing common business problems. The Company believes that there will be a continuing desire on the part of progressive corporations to access evolving solutions to these common business problems. The Company believes that its success to date has uniquely positioned it as a leading source for identifying, studying, evaluating and communicating these evolving solutions.

  . Continue Research and Analysis Excellence. The Company believes that the quality of its research and analysis has driven the success of the Corporate Executive Board. The Company regularly interacts with senior executives at member institutions to identify the most important strategic and operational issues for research and analysis. Experienced program directors are responsible for assuring that the Company's research methodology is applied to all studies and that research quality is maintained across all subscription programs. The Company is highly selective in its hiring, recruiting only the top graduates of the leading universities and graduate schools. Furthermore, the Company emphasizes continual training of all employees in key areas, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills. The Company currently employs over 200 analysts and researchers.

  . Leverage Economic Model. All of the Company's revenues are derived from annual fees for each subscription program. Most of the Company's costs of delivering its products and services in each subscription program are fixed and do not vary with the number of subscribers. The Company expects to increase revenues and improve operating margins as it adds new members to each subscription program.

Growth Strategy

  The Company believes that demand for its services will continue to grow, as even the most prestigious corporations recognize the need to improve their performance and seek access to other companies' solutions to common corporate problems. The Company's growth strategy centers on leveraging the formula that it has developed across the past decade by cross-selling subscription programs to existing members, adding new members and developing new subscription programs.

  . Cross-sell Additional Subscription Programs to Existing Members. On average, members currently participate in 1.7 subscription programs. Corporations that have been members for three or more years currently participate in an average of 2.4 subscription programs. The Company is actively cross-selling additional programs to its members and believes that most members are potential participants in approximately four to five of its current subscription programs, which are directed at corporate staff positions maintained by most major companies. These subscription programs are: the Working Council for Chief Financial Officers, directed at chief financial officers; the Sales Executive Council, directed at senior sales executives; the Working Council for Chief Information Officers, directed at chief information officers; the Corporate Strategy Board, directed at senior corporate strategists; and the Corporate Leadership Council, directed at senior human resources executives. As the Company develops new subscription programs, cross-selling opportunities will increase.

  . Add New Members. The Company has targeted 1,300 additional institutions worldwide as potential new members, including corporations with revenues greater than $500 million and financial institutions with assets in excess of $1 billion. In 1998, the Company added 372 new member institutions.

  . Develop New Subscription Programs. The Company currently offers subscription programs covering ten business constituencies: finance, sales, information technology, corporate strategy, human resources, bank operations, insurance, trust and private banking, business banking and retail banking. The Company has added three new subscription programs in the past two years and has thus far identified 25 additional potential business constituencies that may be suitable for subscription programs in the future.


The Membership

  The Company's membership-based model, in which all subscribers (or "members") share in the Company's research and analysis, is central to its business strategy. This model gives the Company access to the best demonstrated practices of its members and enables the Company to provide comprehensive analysis on current business issues, utilizing the collective experiences and knowledge of its members. By participating in the Corporate Executive Board, members can learn about the best practices of the largest corporations in the world at a fraction of the cost of a customized analysis performed by any of the major consulting firms. The Company does not believe that in-house research and analysis departments at individual corporations could obtain, at any price, similar information from other corporations about their business practices. The Company believes that there is no other entity that enables corporations to study a broad range of the business practices of hundreds of other business enterprises for fixed annual subscription fees.

  The Company regularly interacts with senior executives at member institutions to identify the most important strategic and operational issues for research and analysis and continually strives to increase the ties between its members and the Corporate Executive Board. The Company's products and services are available exclusively to members. The Company's fixed-fee economic model promotes frequent use of the Company's products and services. The Company encourages members to view the Corporate Executive Board as their proprietary off-site research facility. The Corporate Executive Board believes that member satisfaction grows as members access more of the Company's services, and that the growing roster of satisfied members validates the Company's business model and induces new members to join the Corporate Executive Board.

  More than 64% of the Fortune 500 companies are members of the Corporate Executive Board. At December 31, 1998, the Corporate Executive Board included 1,333 members. The membership includes some of the largest companies in each sector. Selected members that are representative of the Company's membership base are identified in the following table:


CHEMICALS                                CONSUMER PRODUCTS                      ENERGY

Bayer Corporation                        Anheuser-Busch Companies, Inc.         British Petroleum Company p.l.c.
The Dow Chemical Company                 Cadbury Schweppes PLC                  Enron Corporation
Eastman Chemical Company                 The Coca-Cola Company                  Mobil Corporation
E.I. du Pont de Nemours & Co.            The Gillette Company                   PacifiCorp
Imperial Chemical Industries p.l.c.      NIKE, Inc.                             Shell Oil Company
Monsanto Company                         The Procter & Gamble Company           Texaco Inc.
                                         RJR Nabisco Holdings Corp.             TransCanada Pipelines Limited
                                         Unilever PLC

FINANCIAL SERVICES                       INSURANCE                              MANUFACTURING

American Express Company                 Aetna Inc.                             ABB Asea Brown Boveri
Barclays Bank PLC                        The Allstate Corporation               The Boeing Company
Charles Schwab & Co., Inc.               CIGNA Corp.                            Ford Motor Company
The Chase Manhattan Corporation
Citigroup Inc.                          John Hancock Mutual Life                General Electric Company
Deutsche Bank AG                          Insurance Company                     Lockheed Martin Corporation
Fidelity Investment Co.                 New York Life Insurance Company         3M
Merrill Lynch and Co., Inc.             The Prudential Insurance                Philips Electronics NV
                                          Company of America                    Siemens AG
                                        State Farm Mutual
                                          Automobile Insurance Company

MEDIA AND PUBLISHING                    RETAIL                                  TECHNOLOGY

British Sky Broadcasting Group plc      Best Buy Co., Inc.                      America Online Inc.
Comcast Corporation                     The Gap, Inc.                           Compaq Computer Corporation
Dow Jones & Company, Inc.               The Home Depot, Inc.                    Dell Computer Corp.
The McGraw-Hill Companies               The Limited, Inc.                       Electronic Data Systems Corp.
The New York Times Company              L.L. Bean, Inc.                         Hewlett-Packard Company
The Thomson Corporation                 McDonald's Corporation                  Intel Corporation
Time, Inc.                              Sears Roebuck and Co.                   Microsoft Corp.
The Washington Post Company             Starbucks Coffee Company                SAP AG

TELECOMMUNICATIONS                      INSTITUTIONAL

AT&T Corporation                        Department of Commerce
Bell Atlantic Corporation               Department of Treasury
Bell Canada                             Duke University
Bell South Corporation                  Harvard University
                                        National Security Agency
British Telecommunications p.l.c.       University of Virginia
GTE Corporation
Lucent Technologies Inc.
MCI WorldCom, Inc.
Nokia Group
US WEST Inc.

  Memberships are renewable annually. The following table sets forth information with respect to members, subscriptions and renewals for the periods shown:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
   Subscription programs(1)........................       7        9       10
   Member institutions(1)(2)(3)....................     998    1,151    1,333
   Total membership subscriptions(1)(3)............   1,485    1,808    2,263
   Average subscription programs per member
    institution(1)(3)..............................    1.49     1.57     1.70
   Program renewal rate(4).........................      86%      85%      85%

--------
(1) At the end of the period.
(2) The Company's members are primarily domestic and multinational corporations and secondarily large subsidiaries of corporations and non-profit institutions.
(3) Information presented with respect to the years ended December 31, 1996 and 1997 has been adjusted to eliminate members during such periods who discontinued their membership prior to their annual renewal date in the subsequent year. Information with respect to the year ended December 31, 1998 includes the Company's estimate of pending membership renewals and an estimate of members who will discontinue their membership prior to their annual renewal date in the subsequent year.
(4) Program renewal rate is defined as the percentage of memberships renewed, adjusted to reflect reductions in memberships resulting from mergers and acquisitions of members.

Products and Services

 General

  The Corporate Executive Board's research products and services are renewable, membership-based subscription programs that focus on identifying, analyzing and describing best demonstrated management practices. In 1998, the Company published 24 best practices research studies, delivered over 12,500 customized research briefs and provided executive education services to 1,187 member corporations reaching approximately 25,000 executive participants. In general, the research focuses primarily on identifying best demonstrated management practices, and secondarily on critiquing widely-followed but ineffective practices. The Company's staff of 215 analysts and researchers conducted over 40,000 company interviews in 1998, focusing on a large number of substantive areas, including compensation, employee relations, training, finance, cost management, performance metrics, risk management, marketing, sales, new product development and strategic alliances. The Corporate Executive Board believes that it adds value by focusing the attention of senior management on important issues and providing an unbiased, objective analysis of best practices for dealing with those issues currently employed by the most successful corporations in the world.

  The Corporate Executive Board's research programs offer a cost-effective, time-efficient opportunity for senior executives to learn from the practices and experiences of other corporations from around the world. Member institutions can participate in one of the Company's subscription programs for a fraction of the cost of proceeding independently either through an internal research effort or through engagement of the services of a management consulting firm.

  Each subscription program is guided by a 12- to 18-month agenda. Each subscription program has a research director who is responsible for applying the Company's research methodology to produce best practices studies and for maintaining research quality across all subscription program services. Using fax polls, steering sessions and one-on-one interviews, the subscription program's director works closely with the membership to identify agenda topics of shared interest and to set the subscription program's research priorities. Each subscription program is staffed by a dedicated team of researchers, analysts and instructors who collectively research and write the best practices studies, complete the customized research briefs and present the findings to the membership.

  The Company currently offers the following ten subscription programs, each targeting a specific group of senior executives within a corporation's headquarters or divisions: finance, sales, information technology, corporate strategy, human resources, bank operations, insurance, trust and private banking, business banking and retail banking.

  The following table describes the Company's current subscription programs:

      Subscription           Year                              Primary Executive
      Program Name        Introduced      Research Focus          Constituency     Membership Base
      ------------        ---------- ------------------------- ------------------ ------------------
Working Council for          1998    Finance                   Chief financial    Corporations
 Chief Financial                                               officers           across all
 Officers...............                                                          industries
Sales Executive              1997    Sales                     Senior sales       Corporations
 Council................                                       executives         across all
                                                                                  industries
Working Council for          1997    Information technology    Chief information  Corporations
 Chief Information                                             officers           across all
 Officers...............                                                          industries
Corporate Strategy           1996    Corporate strategy        Senior corporate   Corporations
 Board..................                                       strategists        across all
                                                                                  industries
Corporate Leadership         1993    Human resources           Senior human       Corporations
 Council................                                       resources          across all
                                                               executives         industries
Operations Council......     1992    Bank operations           Senior Vice        Commercial banks
                                                               Presidents of bank
                                                               operations
Insurance Advisory           1991    Insurance                 Senior marketing   Insurance
 Board..................                                       executives         providers
The VIP Forum...........     1989    Trust and private banking Executives in      Brokerage houses,
                                                               marketing and line commercial, trust
                                                               management         and private banks,
                                                                                  mutual fund
                                                                                  companies
Business Banking Board..     1986    Business banking          Executive Vice     Commercial banks
                                                               Presidents of      and nonbank
                                                               commercial banking lenders
Council on Financial         1983    Retail banking            Executives in line Commercial banks,
 Competition............                                       management,        consumer credit
                                                               marketing and      lenders
                                                               brand management

  The Company's subscription programs provide members an integrated set of products and services for a single annual fee. Each program provides its members with (i) best practices research studies, (ii) executive education services, (iii) customized research briefs and (iv) on-line access to the program's proprietary research database. A description of each service follows:

 Best Practices Research Studies

  Each subscription program generally publishes two to five best practices research studies annually, each addressing a specific corporate issue or problem identified in the research agenda. Each best practices study is designed to present the conclusions and supporting best practices in a graphical format, enabling the intended audience quickly to assimilate the 100 to 300 pages of research content. Each report is created using the Company's structured research methodology: topic selection, root cause analysis, secondary research, primary interviewing, analysis of findings and report writing. Each program director can call upon the support of the Chief Research Officer and his staff to provide assistance in framing arguments, screening best practices and editing studies and their derivative executive education curriculum content.

  In the course of researching a best practices study topic, the research team typically will review thousands of pages of business and academic literature to ground their understanding of the issues. They then will initiate the research process to identify and evaluate specific business processes, strategies and management practices, typically conducting hundreds of in-depth interviews with corporations, industry experts, management consultants and academic leaders. During the course of its research, a team generally analyzes and evaluates dozens of specific management practices in an attempt to isolate the eight to 15 most important practices worthy of potential implementation by members, separating out demonstrated and proven business practices and disposing of those concepts, whether popular or conventional, that largely have failed.

  Each best practices study comprises two principal elements--the essay and the best practices. The essay consists of a series of observations and supporting evidence that frames the problems or business issues, helping to communicate the need for change or action to the membership at large. Each study typically contains eight to 15 best practices, and each best practice generally features a 12- to 20-page case study of narrative text, graphics and supporting analytical detail describing how the best practice works, how it was implemented and the best practice's costs and benefits. In many cases, the Company assigns pseudonyms to protect the confidentiality of proprietary information outlined in a study. Consistent application of the Company's research methodology across all subscription programs enables the Company to increase the number of its subscription programs while maintaining research quality.

  The following table lists selected agenda topics for each of the Company's ten subscription programs. These topics were chosen because the Company believes them to be representative of the agenda topics for the Company's subscription programs:

      Program Name                 Published or Planned Best Practices Report Titles
      ------------        --------------------------------------------------------------------
Working Council for       Motivating and         Models for Effective   Corporate Performance
Chief Financial Officers  Rewarding Growth:      CEO-CFO Working        Metrics: Evolving
                          Finance's Role in      Partnerships           Measurement Systems
                          Supporting Growth                             at First-Tier
                                                                        Companies
Sales Executive Council   Customer Integration:  Perfecting the Sales   Existing Customer
                          Models, Lessons and    Channel: Economics     Strategy: Innovations
                          Best Practices for     and Impact of the New  in Customer Service,
                          Maximizing             Electronic             Retention and
                          Relationships          Marketplace            Recovery
Working Council for       Far From the Crowd:    Creating Business      Quest for Customer
Chief Information         Strategies for         Advantage: Models for  Contact: Case Studies
Officers                  Attracting IT Talent   Partnering with the    in IT-Enabled Needs
                          in a Perfecting Labor  Line                   Identification
                          Market
Corporate Strategy Board  Unbroken Growth:       Stall Points:          Strategy Development
                          Salient Insights from  Barriers to Growth     Excellence: Frontier
                          Inaugural Research     for the Large          Practices of the
                                                 Corporate Enterprise   World's Great
                                                                        Strategic Planning
                                                                        Departments
Corporate Leadership      Forced Outside:        Heart of the           Recruiting
Council                   Leadership Talent      Enterprise: Core       Excellence: Emerging
                          Sourcing and           Competencies and the   Practices and
                          Retention              Renaissance of the     Organizational
                                                 Large Corporation      Structures
Operations Council        Retail Teleservicing:  Item Processing:       Retail Lockbox:
                          Achieving Operational  Strategies for         Achieving Operational
                          Excellence in          Continuing Cost-       Excellence in
                          Financial Services     Reduction in Check     Scannable Remittance
                          Call Centers           Processing Operations  Processing
Insurance Advisory Board  The "Retail"           The New Gold           To Wake the Sleeping
                          Revolution:            Standard: Restoring    Giant: Insurance
                          Retirement Services    Profitability Through  Distribution in an
                          in an Era of Self-     Customer Value         Open Market
                          Reliance               Management
The VIP Forum             The Future of Advice:  Beyond Customer        Great Expectations:
                          World-Class            Satisfaction: A        The Challenge of
                          Strategies for         Quantitative Analysis  Serving the Super-
                          Serving the "New       of Satisfaction in     Wealthy
                          Investor"              the Affluent Market
Business Banking Board    Escaping the           Cleared for Takeoff:   Charting a New
                          Commodity Trap:        Matching Strategy to   Course: Forging the
                          Strategies for         Customer Needs         Value-Focused Middle
                          Competing in an                               Market Bank
                          Economically Rational
                          Market
Council on Financial      Present at the         Financial Innovation   Traveling by
Competition               Creation: Redefining   Around the World:      Daylight: Using
                          Competitive Advantage  1998 Review of New     Profitability
                          Through Data-Driven    Retail Products        Information to Guide
                          Marketing and                                 the Retail Financial
                          Management                                    Institution

 Executive Education

  The Company's executive education curriculum, which is based on its proprietary best practices research, is provided to member companies worldwide. The Company delivers executive education services through two primary channels--general membership meetings and, in some programs, tailored on-site seminars. The Company's executive education provides lively, interactive forums for reinforcing the Company's textual best practices research studies.

  In 1998, the Company delivered executive education services to 1,187 member companies, reaching approximately 25,000 executive participants. Each subscription program hosts a series of general membership meetings, where the most important research findings from the annual agenda are presented to groups of ten to 200 members. In 1998, the Company hosted 67 member meetings in North America, Europe and Australia/Asia.

  As an example, the following table sets forth the 1998 schedule of general membership meetings hosted by the Corporate Leadership Council, the Company's human resources subscription program, which has the largest membership base of any of the Company's subscription programs. The Corporate Leadership Council was selected because the Company believes that the meetings hosted by this subscription program are representative of the meetings hosted by the Company's subscription programs. Each subscription program hosts similar general membership meetings.

      Meeting Date           Meeting Location                    Target Audience
      ------------           -----------------               ------------------------
     February 16             Sydney, Australia               HR Executives
     February 17             Sydney, Australia               HR Staff & Line Managers
     April 17                New York, NY                    HR Staff & Line Managers
     May 14-15               Washington, D.C.                HR Executives
     September 14-15         Washington, D.C.                HR Executives
     October 8-9             Washington, D.C.                HR Executives
     October 13-14           San Francisco, CA               HR Executives
     October 19              Atlanta, GA                     HR Staff & Line Managers
     October 23              New York, NY                    HR Staff & Line Managers
     October 26-27           Washington, D.C.                HR Executives
     November 2              Toronto, Canada                 HR Staff & Line Managers
     November 6              Chicago, IL                     HR Staff & Line Managers
     November 9-10           Washington, D.C.                HR Executives
     November 13             London, England                 HR Staff & Line Managers
     November 16-17          London, England                 HR Executives
     November 23-24          Washington, D.C.                HR Executives
     December 10-11          Washington, D.C.                HR Executives

  Certain subscription programs also provide on-site executive education seminars as part of their membership services. Once a year, those members entitled to an on-site seminar can schedule a Corporate Executive Board faculty member to travel to their corporation to deliver an executive education module, typically a one- to three-hour lecture, case study or facilitated working group discussion, of the member's choice. In 1998, the Company conducted 761 on-site seminars at member corporations.

  The Corporate Executive Board deploys a staff of 14 full-time and part-time faculty who conduct the on-site education seminars. The library of executive education modules is updated throughout the year as new best practices research is translated into executive education content.

  As an example, the following table sets forth current executive education modules available for on-site seminars to members of the Corporate Leadership Council. The Corporate Leadership Council was selected because the Company believes that the executive education modules offered by this subscription program are representative of the executive education modules offered by those subscription programs that offer on-site education.

                       Module                      Target Audience
                       ------                      ---------------
   Role of Human Resources in the New Corporate    HR Management Teams
    Headquarters
   Workforce Management Structures of the New      Line Managers
    "Employers of Choice"
   Core Competencies and the Renaissance of the    HR Executives & Line Staff
    Large Corporation
   Revolutionizing Transactional Service Delivery  HR Managers
   Leadership Shortage Across the Spectrum         HR Management Teams
   Accelerating the Development of Rising Leaders  HR Executives, Executive
                                                    Development & Succession
                                                    Planning Teams
   Leadership Talent Sourcing and Retention        Recruiting and Staffing
                                                   Teams

 Research Briefs

  Members of most subscription programs may assign short-answer, customized research requests. Individual briefs can take the form of a literature search, vendor profile, data retrieval or original primary and secondary research, depending upon the need of the requesting member. In 1998, the Company completed over 12,500 customized assignments on behalf of over 1,250 requesting members.

  Once initiated, each customized research effort takes several days (approximately eight days on average) to complete, depending on the depth of the information request, the type of research product desired and the time requirements of the member. Researchers typically begin their inquiry with a review of the Company's proprietary research archives and then conduct a broad literature search to identify relevant background material and practices.

  In addition, certain subscription programs produce a series of short research briefs (20-50 pages) that address issues of critical interest to the membership. Projects are generated through an ongoing dialogue between members and research managers and are executed over the year by the research staff.

  Written research briefs generally contain five case studies or profiles of interviewed institutions, highlighting significant trends, successful practices and comparative responses to a range of questions. Upon completion and delivery of the written brief to the requesting member, the best of these briefs are accessible to other members through proprietary databases. Members are able to search, select, view and print research briefs directly from the subscription program database at no additional charge.

  The Company believes that the research service of its subscription programs builds its proprietary databases, serves as an excellent marketing tool for attracting new members and encourages members to view the Company as a reliable and effective resource for primary research.

  The following table sets forth sample report topics of customized research briefs undertaken by the Company in the recent past:

 Sales Executive Council

  . Competitive Intelligence Units
  . Recruiting Top Sales Talent
  . Branding in Commodity Industries
  . Developing Electronic Commerce Channels
  . Team-Based Selling

 Working Council For Chief Information Officers

  . Offshore Contracting: Accessing Indian and Irish Labor Markets
  . Customer-Centric IT Strategy in the Express Shipping Industry
  . SAP Implementation Contracting
  . The Role of the Project Office: Embedding Project Management Discipline . IT Recruiting: Channels and Strategies

 Corporate Strategy Board

  . Best Practices in M&A Execution
  . Business Strategies for Entering China: Case Studies
  . Structure of the Corporate Development Function
  . The Balanced Scorecard
  . Role of the CEO in the Strategic Planning Process

 Corporate Leadership Council

  . Developing a Corporate University or Learning Center
  . Flexible Benefits Plans at United Kingdom-Based Companies
  . Customer Service Reward Programs
  . Self-Directed Work Teams in a Union Environment
  . Gainsharing Programs for Hourly Employees

 Operations Council

  . Retail Lockbox Outsourcing
  . Customer Service Center Standards
  . ATM Support Services
  . Automated Investment Accounting Systems
  . Practices for Handling Peak Check Volumes

 Insurance Advisory Board

  . Group Retirement Product Customer Support
  . Direct Sales of Life Insurance and Annuities
  . Auto Insurance Rating Factors
  . No-Load and Low-Load Whole Life Insurance Products
  . Group Disability Insurance Marketing

 Business Banking Board

  . Measuring Small Business and Middle Market Profitability
  . Loan Workout Department Structures
  . Corporate Sweep Accounts
  . Turnkey 401(k) Products for Small Businesses
  . Benchmarking the Commercial Credit Underwriting and Approval Process

 The VIP Forum

  . Electronic Delivery of Trust and Investment Services
  . Client Prospecting and Retention in the Affluent Market
  . Pension Fund Companies in Chile and Argentina
  . Personal Banking Programs
  . Centralized Credit Underwriting for Private Banking Departments

 Council On Financial Competition

  . Telephone Bill Payment Programs
  . Branch Site Selection Procedures in Spanish-Speaking Countries . Credit Card Risk-Based Pricing
  . Customer Referral Programs
  . Branding Issues Associated with Bank Mergers and Acquisitions

 On-Line Proprietary Databases

  Each subscription program maintains a proprietary database of best practices and, in some cases, quantitative data accessible only to members of the subscription program. The Company's growing proprietary databases are updated continually with new corporate practices, quantitative performance data and related information supplied by other members and derived by the Company's researchers. All information and graphics generated in best practices research studies and customized research briefs are included in the databases and are available for corporate benchmarking and comparison by other members.

  The Company's proprietary databases currently include 261 best practices research studies and 25,000 customized research briefs containing over 100,000 profiles of corporate practices.

  In 1996, the Company began to offer its members electronic access to research content through password-protected World Wide Web sites. The Company believes that the Internet provides a convenient means for members to commission customized research briefs, browse and download the electronic library of research studies and graphics, review executive education modules and meeting schedules and communicate with the Company's staff.

Pricing

  Memberships in the Corporate Executive Board subscription programs are sold as renewable one-year agreements. Agreements generally are paid in full within three months of the start of the subscription period. At December 31, 1998, the average price for a subscription program was approximately $27,500. The actual price varies by size of member and by subscription program, and may be lower for charter subscribers to new subscription programs. By spreading its costs across a broad membership and offering a largely standardized research product, the Company is able to charge fees that are a small fraction of the typical engagement fees of specialized research or consulting firms.

  The Company offers an unconditional service guarantee to its members. At any time, a member may demand a full refund of its subscription fee for a program. During 1996, 1997 and 1998, members requested refunds for five, five and nine subscriptions (out of 1,490, 1,813 and 2,272 subscriptions), respectively, under this guarantee program.

Sales and Marketing

  The Company markets an integrated set of services, consisting of best practices research studies, executive education, customized research briefs and on-line access to its proprietary databases, for a fixed fee per subscription program. The Company believes that this marketing strategy highlights the value to the members of the Company's range of services and emphasizes the membership nature of the Company's business model, actively engaging the membership and reinforcing members' commitment to the Corporate Executive Board.

  At December 31, 1998, the Company's sales force consisted of 29 new business development representatives who are responsible for selling new memberships to assigned geographic market segments in the United States and abroad, as well as 17 member services representatives who are responsible for servicing and renewing existing memberships. The Company has invested extensively in the expansion of its direct sales force in order to continue the growth of its member base. The Corporate Executive Board sales and member services staff is based at the Company's headquarters in Washington, D.C. The Company maintains an additional sales and member services office in London, England.

  The separation of responsibility for new membership sales and membership renewal reflects the varying difficulty and cost of the respective functions. New business development representatives are compensated with a base salary and variable, goal-based incentive bonuses and travel on average 60% of the time, conducting face-to-face meetings with senior executives at prospective member institutions. Member services representatives assume more of an in-house coordinating role, conducting most of their responsibilities over the telephone.

  Although the Company actively markets its subscription programs throughout the year, historically over 50% of all renewals have taken place in the fourth quarter of the year.

Competition

  The Company currently has few direct competitors, and those that do exist generally compete only against a single subscription program. The Company competes indirectly against other professional information services providers, including management consulting firms, training and development companies, non-profit think-tanks and research and database companies. The Company is not aware of any other entity that enables corporations to study as broad a range of the best corporate management practices for fixed annual subscription fees.

  The Company believes that the principal competitive factors in its market include quality and timeliness of research and analysis, reliable delivery, depth and quality of the membership, ability to meet changing customer needs, superior service and affordably-priced products. The Company believes it competes favorably with respect to each of these factors.

  The Advisory Board Company provides products and services to the health care industry that are similar to the types of products and services that the Company generally provides to corporations. The Company, The

Advisory Board Company and the Principal Selling Stockholder have entered into the Noncompetition Agreement, which, for a five-year term, generally prohibits the Company from competing with The Advisory Board Company with respect to health care clients and issues and prohibits The Advisory Board Company and the Principal Selling Stockholder from competing with the Company with respect to non-health care clients and issues, other than products and services relating to advertising, magazines and newspapers, and government relations and lobbying activities. See "Certain Relationships and Transactions -- Noncompetition Agreement."

Employees

  At December 31, 1998, the Company employed approximately 411 persons. Of these employees, approximately 391 were located at the Company's headquarters in Washington, D.C. and 20 were located at the Company's facilities in London, England. None of the Company's employees is represented by a collective bargaining arrangement. The Company believes that its relations with its employees are favorable.

  The Company believes strongly in a culture of meritocracy, rewarding key contributors with opportunities for rapid professional growth and advancement as well as competitive compensation. Training is a critical job component for all of the Company's employees, including industry analysis, economics, quantitative modeling, root-cause analysis and presentation skills.

Facilities

  The Company's headquarters currently are located in approximately 55,000 square feet of office space in Washington, D.C. The facility accommodates research, marketing and sales, information technology, administration, graphic services and operations personnel. The Company recently signed a lease for a new headquarters facility in Washington, D.C. and plans to gradually transition all personnel to the new facility. This new lease has an 11 year term and provides for an initial committment of 21,000 square feet in 1998, which space the Company occupied in October 1998, and 66,000 square feet of expansion space in 1999, expiring on June 30, 2009. The Company believes that its existing and planned facilities will be adequate for its current needs and that additional facilities are available for lease to meet future needs.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

  The following table sets forth the names, ages and positions with the Company of the persons who serve as directors, executive officers and other key employees of the Company:

Directors and Executive Officers  Age Position
--------------------------------  --- --------
Harold L. Siebert................  53 Chairman of the Board of Directors
James J. McGonigle...............  35 Chief Executive Officer and Director
Michael A. D'Amato...............  45 Executive Vice President--Finance,
                                      Secretary and Director
Clay M. Whitson..................  41 Chief Financial Officer
Sally Chang......................  33 General Manager, Sales and Marketing
Derek C. M. van Bever............  41 Chief Research Officer
Jeffrey D. Zients................  32 Director
Robert C. Hall...................  67 Director Nominee
David W. Kenny...................  37 Director Nominee
Stephen G. Pagliuca..............  44 Director Nominee
Key Employees
-------------
Paul C. Amoruso..................  33 Executive Director, Research, Information
                                      Technology and Sales Practices
Peter Freire.....................  36 Executive Director, Research, Human
                                      Resources and Finance Practices
Michael P. Kostoff...............  41 Executive Director, Research, Financial
                                      Services Practices
William B. McKinnon..............  30 Managing Director, Sales and Marketing
Thomas L. Monahan................  31 Executive Director, Research, Financial
                                      Services Practices
Matthew S. Olson.................  47 Executive Director, Research

--------

Directors and Executive Officers

  Harold L. Siebert has been the Chairman of the Board since July 1998. From 1996 through July 1998, Mr. Siebert served as Chief Executive Officer and Chairman of Inforum Inc., a company providing marketing and planning systems for healthcare clients, and as Executive Vice President of Medstat/Thomson, a healthcare information company. From 1995 until 1996, Mr. Siebert served as Bureau Chief of TennCare, the State of Tennessee's Medicaid managed care program. From 1993 until 1995, Mr. Siebert was a consultant to Medstat/Thomson. In 1988, Mr. Siebert founded Inforum, Inc. and served as its President and Chief Executive Officer from 1988 through 1993. Prior to 1988, he held various senior-level positions at HBO & Co. and Baxter International. Mr. Siebert received his B.S. from Miami University in Oxford, Ohio.

  James J. McGonigle has been the Chief Executive Officer and a director of the Company since July 1998. Mr. McGonigle is also the Chairman of the Company's Management Operating Committee. From the Spin-Off until July 1998, Mr. McGonigle was the General Manager of the Company, and from 1995 until the Spin-Off, he was the General Manager of the corporate division of The Advisory Board Company with responsibility for managing the business assumed by the Company in the Spin-Off. From 1990 to 1995, Mr. McGonigle was a consultant in the Financial Institutions Group at McKinsey & Company. Mr. McGonigle received a B.A. from the Woodrow Wilson School at Princeton University, and a J.D. from Harvard Law School.

  Clay M. Whitson has been the Chief Financial Officer of the Company since November 1998. Mr. Whitson is also a member of the Company's Management Operating Committee. From 1996 through October 1998,

Mr. Whitson served as the Chief Financial Officer and Treasurer of PMT Services, Inc., a publicly held credit card processing company. From 1990 to 1996, Mr. Whitson served as the Chief Financial Officer of the Gemala Group, a diversified conglomerate based in Indonesia. Prior to joining the Gemala Group in 1990, Mr. Whitson was a director in the Mergers and Acquisitions Department of The Chase Manhattan Bank, N.A. Mr. Whitson received a B.A. from Southern Methodist University and an M.B.A. from the University of Virginia.

  Michael A. D'Amato has been a director of the Company since July 1998. Mr. D'Amato is also a member of the Company's Management Operating Committee. From July 1998 until the closing of the Offering, Mr. D'Amato served as the Executive Vice President--Finance and the Secretary of the Company. From the date of the Spin-Off until November 1998, Mr. D'Amato served as the Chief Financial Officer of the Company. Mr. D'Amato will cease to be an officer of the Company as of the closing of the Offering but will continue to serve as a director. Since the Spin-Off, Mr. D'Amato also has served as the Executive Vice President of The Advisory Board Company and the Chief Financial Officer of DGB Enterprises, Inc., a company wholly-owned by the Principal Selling Stockholder, and from 1996 until July 1998, he was the Chief Financial Officer of The Advisory Board Company. From 1995 to 1996, Mr. D'Amato served as the Special Advisor to the Chairman of The Advisory Board Company. From 1982 until 1995, Mr. D'Amato was a partner with Bain and Company. Mr. D'Amato received a B.S. from Massachusetts Institute of Technology and an M.B.A. from Harvard University. Mr. D'Amato also serves on the Board of Directors of Wesley Jessen Visioncare, Inc., a publicly held contact lens company.

  Sally Chang has been the General Manager, Sales and Marketing, of the Company since June 1998. Ms. Chang is also a member of the Company's Management Operating Committee. From 1992 until joining the Company, she served in various management capacities with The Advisory Board Company, including as General Manager, Health Care Member Services; General Manager, Health Care Research; and an Executive Director, Research. Prior to 1992, Ms. Chang worked in the corporate planning department of Fuji Xerox in Tokyo, as a general management consultant with Touche Ross, and in the merger and acquisitions group of Drexel Burnham Lambert. Ms. Chang received an A.B. from Harvard University, an M.A. from the University of Pennsylvania and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

  Derek C. M. van Bever has been the Chief Research Officer of the Company since the Spin-Off. Mr. van Bever is also a member of the Company's Management Operating Committee. From 1995 through the date of the Spin-Off, he served as the Chief Research Officer of the business assumed by the Company in the Spin-Off. Prior to that, he served in various management capacities with The Advisory Board Company, which he joined in 1981. Mr. van Bever received a B.A. and an M.A. from the University of Delaware and an M.B.A. from Harvard University.

  Jeffrey D. Zients has been a director of the Company since July 1998. From the Spin-Off until July 1998, Mr. Zients was the Executive Vice President of the Company and Mr. McGonigle reported to him until July 1998. He also has served as the Chief Operating Officer of DGB Enterprises, Inc. since the Spin-Off. From 1992, Mr. Zients held various positions with The Advisory Board Company, most recently serving as its Chief Operating Officer from 1996 until July 1998 and Chief Executive Officer since July 1998. Prior to 1992,
Mr. Zients was employed at Mercer Management Consulting and Bain and Company. Mr. Zients received a B.S. from Duke University.

  Robert C. Hall has been named to become a director of the Company as of the closing date of the Offering. From 1995 to January 1999, Mr. Hall served as the Vice President of The Thomson Corporation, a publicly held information publishing company. From 1990 to 1995, Mr. Hall was the Chief Executive Officer of Thomson Information and Publishing Group, a division of The Thomson Corporation involved in professional information and publishing. From 1985 to 1990, Mr. Hall was the President of Thomson Financial Services Group, another publishing division of The Thomson Corporation. Mr. Hall serves on the Board of Directors of Advanta Corporation, a publicly held financial services company, and Advanta Partners Company, a venture capital firm. Mr. Hall received a B.S. from Iowa State University.

  David W. Kenny has been named to become a director of the Company as of the closing of the Offering. Since 1997, Mr. Kenny has been the Chief Executive Officer of Bronner Slosberg Humphrey, a customer relationship and interactive marketing company. From 1987 to 1997, Mr. Kenny was a Vice-President at Bain and Company, a management consulting firm. Mr. Kenny serves on the Board of Directors of the Harvard Business School Publishing Corporation, a publishing company. Mr. Kenny received a B.S. from General Motors Institute and an M.B.A. from Harvard University.

  Stephen G. Pagliuca has been named to become a director of the Company as of the closing date of the Offering. Mr. Pagliuca is Managing Director of Bain Capital, Inc., a private equity investment firm, which he joined in 1989. From 1982 to 1989, Mr. Pagliuca was a partner with Bain and Company, a management consulting firm. Mr. Pagliuca serves on the Board of Directors of Wesley Jessen Visioncare, Inc., a publicly held contact lens company, Coram Healthcare, a publicly held provider of health care therapies, Dade Behring Inc., a supplier of in vitro diagnostics products and services, and the Gartner Group, a publicly held information publishing company. Mr. Pagliuca received a B.A. from Duke University and an M.B.A. from Harvard University.

Key Employees

  Paul C. Amoruso has been an Executive Director, Research, of the Company since the Spin-Off, focusing on the information technology and sales practices. Mr. Amoruso is also a member of the Company's Management Operating Committee. Prior to the Spin-Off, Mr. Amoruso worked in various capacities with The Advisory Board Company, which he joined in 1994. From 1993 to 1994, he was owner and President of Daedalus Partners, a consulting firm and broker-dealer serving early-stage corporations. Mr. Amoruso received a B.A. from Wesleyan University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

  Peter Freire has been an Executive Director, Research, of the Company since the Spin-Off, focusing on the human resources and finance practices. Mr. Freire is also a member of the Company's Management Operating Committee. Prior to the Spin-Off, Mr. Freire served in similar capacities with The Advisory Board Company, which he joined in 1991. Prior to joining The Advisory Board Company, he served as a consultant for Bain and Company and as a corporate banking officer for the Bank of America. Mr. Freire received a B.A. from the London School of Economics and an M.B.A. from Harvard University.

  Michael P. Kostoff has been an Executive Director, Research, of the Company since the Spin-Off, focusing on the financial services practice. Mr. Kostoff is also a member of the Company's Management Operating Committee. Prior to the Spin-Off, Mr. Kostoff served in similar capacities with The Advisory Board Company, which he joined in 1989. Mr. Kostoff received a B.S. from the United States Military Academy and an M.P.A. from Harvard University.

  William B. McKinnon has been a Managing Director, Sales and Marketing, of the Company since the Spin-Off, focusing on the financial services practice. Prior to the Spin-Off, Mr. McKinnon served in similar capacities with The Advisory Board Company, which he joined in 1990. Mr. McKinnon received a B.A. from Duke University.

  Thomas L. Monahan has been an Executive Director, Research, of the Company since November 1998, focusing on the financial services practice. From the Spin-Off until November 1998, Mr. Monahan served as the Managing Director, Research of the Company. Prior to the Spin-Off, Mr. Monahan served in similar capacities with The Advisory Board Company, which he joined in January 1996. From 1994 to December 1995, he served as a senior consultant for the Deloitte & Touche Consulting Group. From 1990 to 1994, Mr. Monahan served as a Director at the Committee for Economic Development. He also previously served as a staff consultant at Andersen Consulting. Mr. Monahan received a B.A. from Harvard University and an M.B.A. from New York University.

  Matthew S. Olson has been an Executive Director, Research, of the Company since the Spin-Off. Prior to the Spin-Off, Mr. Olson served in similar capacities with The Advisory Board Company, which he joined in 1982. Prior to joining The Advisory Board Company, he served as an economist for the Overseas Private Investment Corporation. Mr. Olson received a B.A. and an M.A. from the University of Minnesota and an M.A. from The Johns Hopkins University.

Management Operating Committee

  The Company's Management Operating Committee consists of members of the Company's senior management. This committee meets approximately every two weeks and establishes the guidelines for, and manages, the general operations of the Company. The Company's Management Operating Committee is not a Committee of the Board of Directors of the Company.

                               ----------------

  All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. As of the closing of the Offering, the number of directors of the Company has been set at eight. As of the closing of the Offering, however, the Company will have seven directors. The Board of Directors elects the Company's executive officers and such officers serve at the discretion of the Board. Except for Sally Chang and Paul C. Amoruso who are married, there are no family relationships among the directors, executive officers and other key employees of the Company.

Committees of the Board of Directors

 Audit Committee

  After the closing of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee"), a majority of the members of which will be non-management directors. The Audit Committee, among other things, will make recommendations to the Board of Directors concerning the engagement of independent public accountants; monitor and review the quality and activities of the Company's internal audit function and those of its independent accountants; and monitor the adequacy of the Company's operating and internal controls as reported by management and the independent or internal auditors.

 Compensation Committee

  After the closing of the Offering, the Board of Directors will establish a compensation committee (the "Compensation Committee"). The Compensation Committee, among other things, will review salaries, benefits and other compensation, including stock-based compensation under the Incentive Plan, the 1999 Plan and the Directors Plan, of directors, officers, and other key employees of the Company and will make recommendations to the Board of Directors.

Director Compensation

  Directors' compensation is set from time to time by the Board of Directors or, to the extent authorized by the Board, by the Compensation Committee, under the Directors Plan and such other arrangements as the Compensation Committee determines to be appropriate. The Board of Directors has determined that initially each director who is not an employee of the Company will, upon election as a non-employee director, receive a one-time grant of options to purchase 36,120 shares of Common Stock. Non-employee directors will also receive an annual grant of options to purchase 5,000 shares of Common Stock and will be paid an annual retainer in the amount of $20,000. Pursuant to the terms of the Directors Plan, the Board of Directors or the Compensation Committee may provide for stock options and/or stock grants to be awarded to directors and has the discretion to establish the terms, provisions and conditions of such awards, except that options may not be granted with an exercise price below the Market Value of the Common Stock (defined in the Directors Plan generally as the reported closing sale price of the Common Stock) at the time such options are granted (which in the case of options granted on the date of the closing of the Offering will be deemed to equal the initial price to the public). As of the closing of the Offering, 180,600 shares will be subject to options previously granted under the Directors Plan. As part of this grant, each of Messrs. D'Amato, Hall, Kenny, Pagliuca and Zients has received options to purchase 36,120 shares of Common Stock at a purchase price of $14.24 per share. Directors who are employees of the Company do not receive any additional compensation for their service as directors. The Company will reimburse each director for his or her reasonable out-of-pocket expenses for attending Board of Directors meetings.

Executive Compensation

  The following table presents certain information concerning compensation earned for services rendered to the Company for the fiscal years ended December 31, 1997 and 1998 by certain executive officers whose annual salary and bonus during fiscal year 1998 exceeded $100,000 (the "Named Officers"):

                          Summary Compensation Table

                                                            Long-Term
                                    Annual Compensation    Compensation
                              ---- ---------------------   ------------
                                                            Number of      All Other
Name and Principal Positions  Year Salary(1) Bonus(1)(2)     Options    Compensation(3)
----------------------------  ---- --------- -----------   ------------ ---------------
James J. McGonigle(4)....     1998 $413,849   $100,000(5)        --             --
 Chief Executive Officer      1997  400,000     19,254       490,200            --
Derek C. M. van Bever....     1998  394,231    100,000(5)        --        $850,000
 Chief Research Officer       1997  375,004        --        180,600        860,000
Michael A. D'Amato(6)....     1998  268,000        --            --             --
 Executive Vice President
  -- Finance                  1997  136,000        --        481,600            --
Sally Chang(7)...........     1998  175,961    100,000(5)    240,800            --
 General Manager, Sales
  and Marketing
Clay M. Whitson(8).......     1998   31,730    100,000(9)    172,000            --
 Chief Financial Officer

-------
(1) Salary and bonus for fiscal year 1997 consists of amounts paid by The Advisory Board Company for services performed from January 1, 1997 through the date of the Spin-Off and, except as noted otherwise, amounts paid by the Company for services performed from the date of the Spin-Off through December 31, 1997.
(2) The Company generally has not paid bonuses to its executive officers. However, the Company from time to time has paid discretionary bonuses under certain special circumstances. Performance bonuses are pro-rated over the related employment period.
(3) Consists of $860,000 and $850,000 paid to Mr. van Bever during fiscal years 1997 and 1998, respectively, in connection with the repurchase of certain options of The Advisory Board Company prior to the time of the Spin-Off.
(4) Mr. McGonigle was named the Chief Executive Officer of the Company in
    July 1998. Prior to July 1998, the Company did not have a Chief Executive Officer, although the Prinicipal Selling Stockholder held the position of sole director and President of the Company for which he was not paid any salary or bonus.
(5) Consists of a special bonus of $40,000 in cash payable by the Company and $60,000 in shares of Common Stock (based on the initial price offered to the public) owned by the Principal Selling Stockholder as of the date of the Offering.
(6) With respect to the 1997 fiscal year, reported compensation represents payments by The Advisory Board Company prior to the Spin-Off and, after the Spin-Off, by DGB Enterprises, Inc., which amounts were allocated to the Company in accordance with accounting rules prescribed for "carve-out" financial statements. With respect to the 1998 fiscal year, reported compensation represents payments by DGB Enterprises, Inc., which amounts were allocated to the Company. In November 1998, Mr. D'Amato resigned as the Chief Financial Officer of the Company, and as of the closing of the Offering, he will cease to serve as the Executive Vice President--Finance and Secretary of the Company. Mr. D'Amato will continue to serve as a director of the Company after the Offering.
(7) Ms. Chang joined the Company as General Manager, Sales and Marketing, in June 1998.
(8) Mr. Whitson joined the Company as Chief Financial Officer in November
    1998.
(9) Reflects a signing bonus of $100,000 paid to Mr. Whitson upon the commencement of his employment with the Company.

  The following table sets forth certain information concerning grants of stock options to each of the Company's Named Officers during the fiscal year ended December 31, 1998:

                    Stock Option Grants in 1998 Fiscal Year

                                                                                        Potential Realizable
                                                                                          Value at Assumed
                                                                                           Annual Rates of
                                                                                             Stock Price
                                                                                            Appreciation
                                              Individual Grants(1)                         for Option Term
                         -------------------------------------------------------------- ---------------------
                                        % of Total               Market
                           Number of     Options                Price on
                            Shares      Granted to   Exercise     Date
                          Underlying   Employees in    Price       of      Expiration
          Name           Option Grants Fiscal Year  (per share)  Grant        Date         5%         10%
          ----           ------------- ------------ ----------- -------- -------------- --------- -----------
James J. McGonigle......        --          --           --         --        --              --          --
Derek C. M. van Bever...        --          --           --         --        --              --          --
Michael A. D'Amato......        --          --           --         --        --              --          --
Sally Chang.............    240,800       27.83%      $ 6.98     $ 6.98  April 30, 2004 $ 562,226 $ 1,272,677
Clay M. Whitson.........    172,000       19.88        14.24      14.24  July 31, 2003    638,981   1,402,843

--------
(1) With respect to Ms. Chang, options become exercisable 50% one year following the Offering, 30% two years following the Offering and 20% three years following the Offering. With respect to Mr. Whitson, one-third of the options become exercisable each year beginning one year following the Offering.

  The following table sets forth certain information concerning stock options held by each of the Company's Named Officers during the fiscal year ended December 31, 1998:

                Aggregated Option Exercises in 1998 Fiscal Year
                          and Year-End Option Values

                                                     Number of Securities              Value of Unexercised
                                                    Underlying Unexercised             In-the-Money Options
                                                  Options at Fiscal Year-End           at Fiscal Year-End(1)
                         Shares Acquired  Value   -------------------------------    -------------------------
          Name             On Exercise   Realized Exercisable     Unexercisable      Exercisable Unexercisable
          ----           --------------- -------- ------------    ---------------    ----------- -------------
James J. McGonigle(2)...       --         $ --                --             490,200    $ --      $6,840,000
Derek C. M. van Bever...       --           --                --             180,600      --       2,205,000
Michael A.
 D'Amato(2)(3)..........       --           --                --             481,600      --       6,359,028
Sally Chang.............       --           --                --             240,800      --       1,748,208
Clay M. Whitson.........       --           --                --             172,000      --             --

--------
(1) Based upon a Fiscal Year-End value estimated at $14.24 per share.
(2) Messrs. McGonigle's and D'Amato's stock option agreements with the Company each provide that (A) upon the date, if ever, that the number of shares of Common Stock outstanding on a fully diluted basis first equals or exceeds 18,920,000 shares, the number of shares of Common Stock subject to his options shall be increased by 10% of the sum of the number of shares that
    (i) remain subject to his options, and (ii) have been issued under the options and continue to be held by him, and (B) upon the date, if ever, that the number of shares of Common Stock outstanding on a fully diluted basis first equals or exceeds 20,640,000 shares, the number of shares of Common Stock subject to his options shall be increased by 10% of the sum of the number of shares that (i) remain subject to his options, and
    (ii) have been issued under the options and continue to be held by him. The exercise price per each additional share on each such date shall equal the fair market value of a share of Common Stock on each such date.
(3) Mr. D'Amato's options with respect to 168,560 shares were exercised immediately prior to the date of this Prospectus and such shares will be sold as part of the Offering. See "Principal and Selling Stockholders."

Employment Agreements

  Mr. McGonigle is employed by the Company pursuant to the terms of an employment agreement which continues in effect until Mr. McGonigle's termination or separation from the Company. Under the terms of the employment agreement, Mr. McGonigle receives an annual salary of $440,000, which is subject to periodic increases in the Company's sole discretion. The employment agreement requires Mr. McGonigle to devote his efforts and abilities to the Company on a full-time basis and provides that Mr. McGonigle, in addition to salary, is entitled to certain fringe benefits, including participation in the Company's 401(k) plan, the reimbursement of business-related expenses, disability insurance coverage and reimbursement of fees and expenses incurred in connection with participation in community and business related organizations. The employment agreement also provides that Mr. McGonigle will receive an amount equal to 125% of one year's base salary and that all the options granted to him will vest and become exercisable immediately if he is terminated without cause. Cause is defined as the commission of a material act of fraud, theft or dishonesty against the Company; conviction for any felony; or willful non-performance of material duties which is not cured within sixty days after receipt of written notice.

  Contemporaneously with the execution of his employment agreement, Mr. McGonigle executed a noncompetition agreement with the Company pursuant to which Mr. McGonigle, among other things, agreed not to compete with the Company for a period of up to three years after his termination of employment, if he voluntarily resigns or is terminated by the Company for cause. In addition, if Mr. McGonigle is terminated by the Company without cause, (i) Mr. McGonigle has agreed not to compete with the Company for one year and (ii) the Company may require Mr. McGonigle not to compete with the Company for up to two additional years if the Company agrees to pay Mr. McGonigle 125% of his base salary at the time of termination for each additional one-year period of noncompetition. Mr. McGonigle also agreed as part of his noncompetition agreement with the Company not to disclose any of the Company's confidential or proprietary information during the course of his employment or upon termination of his employment for any reason and not to solicit employees of the Company to leave for a period of three years after the termination of his employment with the Company for any reason.

  Mr. Siebert serves as the Chairman of the Board of Directors of the Company pursuant to the terms of an employment agreement which continues in effect until Mr. Siebert's termination or separation from the Company. Under the terms of the employment agreement, Mr. Siebert receives an annual salary of $25,000 and such other compensation as Mr. Siebert and the Company shall mutually agree (including but not limited to payments to cover reasonable living expenses). The employment agreement provides that Mr. Siebert, in addition to salary, is entitled to certain fringe benefits, including participation in the Company's 401(k) plan and the reimbursement of business-related expenses. In addition, under the employment agreement, Mr. Siebert was granted options to purchase 172,000 shares of Common Stock at a purchase price of $6.98 per share and, as of the pricing of the Offering, he will be granted options to purchase 172,000 shares of Common Stock at the initial price offered to the public. Mr. Siebert will also receive on an annual basis options to purchase 10,000 shares of Common Stock, at such time as the Company and Mr. Siebert shall agree, at a purchase price per share equal to the then prevailing fair market value of such shares. The employment agreement also provides that Mr. Siebert will receive $250,000 if he is terminated without cause within one year after the Offering. Cause is defined as the commission of an act of fraud, theft or dishonesty against the Company; arrest or conviction for any felony; arrest or conviction for any misdemeanor involving moral turpitude which might, in the Company's opinion, cause embarrassment to the Company; misconduct; substance abuse; insubordination; or violation of Company policy; willful or repeated non-performance or substandard performance of duties; or violation of any District of Columbia, state or federal laws, rules or regulations in connection with or during performance of work.

  Contemporaneously with the execution of his employment agreement, Mr. Siebert executed a noncompetition agreement with the Company pursuant to which Mr. Siebert, among other things, agreed not to compete with the Company for a period of three years after his termination of employment if he voluntarily resigns or is terminated by the Company for cause. In addition, if Mr. Siebert is terminated by the Company without cause, the Company may require that Mr. Siebert not compete with the Company for a period up to two years if the Company agrees to pay Mr. Siebert 125% of his base salary at the time of his termination for each one-year period of noncompetition. Mr. Siebert also agreed as part of his noncompetition agreement with the

Company not to disclose any of the Company's confidential or proprietary information during the course of his employment or upon termination of his employment for any reason, and not to solicit employees of the Company to leave for a period of three years after the termination of his employment with the Company for any reason.

  Mr. Whitson is employed by the Company pursuant to the terms of an employment agreement which continues in effect until Mr. Whitson's termination or separation from the Company. Under the terms of the employment agreement, Mr. Whitson receives an annual salary of $250,000, which is subject to periodic increases in the Company's sole discretion, and was given a one-time signing bonus of $100,000 upon commencing work with the Company. The employment agreement requires Mr. Whitson to devote his efforts and abilities to the Company on a full-time basis and provides that Mr. Whitson, in addition to salary, is entitled to certain fringe benefits, including participation in the Company's 401(k) plan and the reimbursement of business-related expenses. In addition, upon the effective date of his employment with the Company, Mr. Whitson was granted options to purchase 172,000 shares of Common Stock at a purchase price of $14.24 per share. The employment agreement also provides that Mr. Whitson will receive an amount equal to one year's annual base salary and that all the options granted to him will vest immediately and become exercisable immediately if he is terminated without cause. Cause is defined as the commission of an act of fraud or theft against the Company; conviction for any felony; conviction for any misdemeanor involving moral turpitude which might, in the Company's opinion, cause embarrassment to the Company; significant violation of any material Company policy; willful or repeated non-performance or substandard performance of material duties which is not cured within 30 days after written notice; or violation of any material District of Columbia, state or federal laws, rules or regulations in connection with or during performance of work which, if such violation is curable, is not cured within 30 days after notice.

  Contemporaneously with the execution of his employment agreement, Mr. Whitson executed a noncompetition agreement with the Company pursuant to which Mr. Whitson, among other things, agreed not to compete with the Company for a period of one year after termination of employment, or for three years after the termination of employment if he voluntarily resigns or is terminated by the Company for cause. In addition, if Mr. Whitson is terminated by the Company without cause or if he resigns with good reason, the Company may require that Mr. Whitson not compete with the Company for an additional period of up to two years if the Company agrees to pay Mr. Whitson 100% of his base salary at the time of his termination for each one-year period of noncompetition. Mr. Whitson also agreed as part of his noncompetition agreement with the Company not to disclose any of the Company's confidential or proprietary information during the course of his employment or upon termination of his employment for any reason and not to solicit employees of the Company to leave for a period of three years after the termination of his employment with the Company for any reason.

  Messrs. Zients and D'Amato remain subject to noncompetition agreements that they have executed with the Company, under which they have agreed not to compete with the Company for a period of two years after their respective resignations from the Company. As part of these noncompetition agreements with the Company, Messrs. Zients and D'Amato also agreed not to disclose any of the Company's confidential or proprietary information upon termination of their employment for any reason and not to solicit employees of the Company to leave for a period of three years after the termination of their employment with the Company for any reason. These noncompetition agreements were executed at the time of the Spin-off. The consideration for Messrs. Zients' and D'Amato's execution of these agreements was their employment by the Company. The Company does not believe that there is any significant risk that these agreements will not be enforceable. Messrs. Zients and D'Amato are currently employees of The Advisory Board Company, with which the Company has a noncompetition agreement. See "Certain Relationships and Transactions--Noncompetition Agreement." If
Mr. Zients and Mr. D'Amato ceased to be employed by The Advisory Board Company and their noncompetition agreements with the Company were deemed to be unenforceable in any material respect, the Company believes that the cost of recreating its research data base and the difficulty of hiring a large team of qualified professionals would present significant barriers to the ability of Messrs. Zients and D'Amato to compete effectively with the Company for at least several years.

  All officers and key employees have executed noncompetition agreements containing terms substantially similar to that executed by Mr. Siebert. There are no other employment agreements in effect with respect to any directors, officers or employees of the Company.

Stock Plans and Agreements

 The Corporate Executive Board Company Stock-Based Incentive Compensation Plan

  In connection with the Spin-Off, on October 31, 1997, the Board of Directors adopted and the Principal Selling Stockholder approved the Company's Incentive Plan. The Incentive Plan is designed to provide only for the grant of stock options ("Incentive Plan Options") that do not qualify as incentive stock options under Section 422 of the Code.

  As of the closing of the Offering, approximately 4,654,320 shares will have been issued under or will be subject to Incentive Plan Options granted before the closing of the Offering.

  Generally, Incentive Plan Options become exercisable 50% one year following the Offering, 30% two years following the Offering and 20% three years following the Offering and expire as of April 30, 2003. Options granted to certain former executives and directors of the Company to purchase in the aggregate 1,109,400 shares of Common Stock have expiration dates beyond April 30, 2003, extending to March 31, 2009. In connection with the Offering, the Board amended the Incentive Plan to reduce the total number of shares available for issuance under the Incentive Plan to 5,504,000 shares, and to adopt certain technical amendments relating to the Company becoming a publicly traded entity. The Principal Selling Stockholder and the Bradley Trust approved the amendment and restatement of the Incentive Plan prior to the Offering. The number of shares subject to outstanding Incentive Plan Options or reserved for issuance under the Incentive Plan is subject to anti-dilution provisions for reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends and similar events. After granting Incentive Plan Options with respect to shares available for issuance under the Incentive Plan, the Board of Directors does not intend to make any additional grants under the Incentive Plan.

  The purpose of the Incentive Plan is to provide participants with an increased economic and proprietary interest in the Company in order to encourage those participants to contribute to the success and progress of the Company. The Incentive Plan is administered by the Compensation Committee of the Board of Directors or by the Board of Directors itself (the "Administrator"), which may in its sole discretion establish the terms, provisions and conditions upon which Incentive Plan Options are granted (including, but not limited to, exercise price, exercisability, vesting and termination). Incentive Plan Options may only be granted to employees of the Company who are members of a select group of management or other key employees of the Company that the Administrator may from time to time designate for participation in the plan. The Administrator may permit the Common Stock purchased upon the exercise of any Incentive Plan Options, on an individual basis, to be paid for by cash or any other alternative means including the acceptance of a promissory note secured by the number of shares of Common Stock then issuable upon exercise of the Incentive Plan Options. Unless otherwise provided, Incentive Plan Options are nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime. No Incentive Plan Options shall have a term extending beyond May 1, 2009.

 1999 Stock Option Plan

  In February 1999, the Board of Directors adopted and the Principal Selling Stockholder and the Bradley Trust approved the Company's 1999 Plan. The purpose of the 1999 Plan is to provide participants with an increased economic and proprietary interest in the Company in order to encourage those participants to contribute to the success and progress of the Company. The 1999 Plan is designed to provide for the grant of stock options ("Options") that qualify as incentive stock options under Section 422 of the Code as well as Options that do not qualify as incentive stock options under Section 422 of the Code. Options may only be granted to the Company's or its subsidiaries' officers, independent contractors, employees and prospective employees.

  The aggregate number of shares of Common Stock issued pursuant to all Options granted under the 1999 Plan may not exceed 1,892,000 shares of the Company's Common Stock, except that such number shall be increased by the number of shares of Common Stock, if any, subject to Incentive Plan Options that are cancelled, expire or terminate or that otherwise are available for issuance but for any other reason are not issued under the

Incentive Plan (the maximum number of shares available for issuance under the Incentive Plan is 5,504,000). In addition, the aggregate number of shares of Common Stock subject to Options granted pursuant to the 1999 Plan during any calendar year to any one participant may not exceed 430,000 shares. The aggregate number of shares of Common Stock issued pursuant to the 1999 Plan at any time may equal only the number of shares of Common Stock issued upon the exercise of Options and not (i) returned to the Company upon cancellation, expiration or forfeiture of an award or (ii) delivered (either actually or by attestation) in payment or satisfaction of the purchase price or tax obligation with respect to an Option. All references in the 1999 Plan and in outstanding Options to the number and type of shares or other securities subject thereto are subject to anti-dilution provisions for reorganizations, reclassifications, dividends (other than regular, quarterly cash dividends), or other distributions, stock splits, reverse stock splits, spin-offs or similar transactions, or if substantially all of the property and assets of the Company are sold, unless the terms of the transaction provide otherwise.

  As of the Closing of the Offering, 693,000 shares of Common Stock will be subject to Options granted under the 1999 Plan, which will be granted as of the Offering at the initial price offered to the public.

  The 1999 Plan is administered by the Administrator, which in its discretion shall establish the terms, provisions and conditions of Options (including, but not limited to, exercise price, exercisability, vesting and termination), except that the Administrator may not grant Options with an exercise price below the stock's fair market value on the date the Options are granted unless such Options are granted in substitution of options granted by a new employee's previous employer or the participant pays or foregoes compensation in the amount of any discount. In the case of the grant of Options intended to qualify as incentive stock options under Section 422 of the Code, the Administrator may not grant Options with an exercise price of less than 110% of the stock's fair market value on the date the Options are granted if the participant owns stock of the Company representing more than 10% of the combined voting power of all classes of stock of the Company. Unless the Administrator provides otherwise, Options granted under the 1999 Plan generally expire within ten years of the date of grant. Options granted under the 1999 Plan that are intended to qualify as incentive plan options under
Section 422 of the Code, however, must expire within ten years of the date of grant, unless such options are granted to a participant who owns more than 10% of the combined voting power of all classes of stock of the Company, in which case such Options must expire within five years of the date of grant. Unless the Administrator provides otherwise, Options granted under the 1999 Plan become exercisable 25% per year beginning one year after the date of grant. The Administrator may provide that the shares of stock issued upon exercise of an Option will be subject to additional conditions or agreements as the Administrator in its discretion may specify before the exercise of the Option, including deferrals on issuance of shares, conditions on vesting or the transferability of Options, and forfeiture or repurchase provisions. The Administrator may also provide for the deferred delivery of shares of Common Stock upon the exercise of Options, with such deferral generally evidenced by an unfunded and unsecured obligation of the Company referred to as a "Stock Unit." A Stock Unit is a bookkeeping entry representing an amount equivalent to the fair market value of one share of Common Stock. Settlement of Stock Units upon expiration of the deferral period shall be made in Common Stock or otherwise as determined by the Administrator, and the amount to be distributed may be increased by an interest factor or by dividend equivalents. Until settled, a Stock Unit will be subject to the anti-dilution provisions described above.

  The Administrator may permit the Common Stock purchased upon the exercise of any Options granted under the 1999 Plan, on an individual basis, to be paid for by cash or any other alternative means. Without limiting the foregoing, the Company may extend a loan to the optionholder to pay the exercise price and/or any taxes due in connection with the exercise of Options. Unless otherwise provided by the Administrator, Options granted under the 1999 Plan are nontransferable by the optionholder other than by will or the laws of descent and distribution, and are exercisable only by the optionholder during his or her lifetime.

  The 1999 Plan provides that, unless approved by the Company's stockholders, the 1999 Plan may not be amended to materially increase the number of shares of Common Stock authorized for issuance. Subject to the foregoing limitation and except as otherwise required by law, the Board of Directors may periodically amend the 1999 Plan without further stockholder approval. Unless earlier terminated by the Board of Directors, the 1999 Plan shall terminate on the tenth anniversary of its effective date.

 Directors' Stock Plan

  On December 14, 1998, the Board of Directors adopted and the Principal Selling Stockholder and the Bradley Trust approved the Company's Directors Plan. The purpose of the Directors Plan is to assist the Company in attracting, retaining and motivating qualified individuals to serve on the Company's Board of Directors and to align their financial interests with those of the Company's stockholders by providing for or increasing their proprietary interest in the Company.

  Any person who is, or is elected to be, a member of the Company's Board of Directors or of the board of directors of a subsidiary of the Company is eligible for the award of stock options and/or stock grants under the Directors Plan. The Directors Plan is administered by the Company's Board of Directors or by the Compensation Committee to the extent the Board of Directors so designates (the Board of Directors or such designated committee, the "Committee"). The Directors Plan is intended to operate in a manner that exempts grants of stock under the Directors Plan from Section 16(b) of the Securities Exchange Act of 1934, as amended.

  As of the closing of the Offering, 180,600 shares of Common Stock will be subject to options previously granted under the Directors Plan. As part of this grant, each of Messrs. D'Amato, Hall, Kenny, Pagliuca and Zients has received options to purchase 36,120 shares of Common Stock at a purchase price of $14.24 per share.

  The maximum number of shares of the Company's Common Stock that can be issued under the Directors Plan is 430,000. Any shares subject to a stock option or stock grant which for any reason are not issued or are reacquired under the stock option or stock grant are not counted against the number of shares that can be issued under the Directors Plan. All references in the Directors Plan and in outstanding options and stock grants to the number and type of shares or other securities subject thereto will be subject to anti-dilution provisions for reorganizations, reclassifications, dividends (other than regular, quarterly cash dividends), or other distributions, stock splits, reverse stock splits, spin-offs or similar transactions, or if substantially all of the property and assets of the Company are sold, unless the terms of the transaction provide otherwise.

  Under the Directors Plan, the Committee may provide for stock options and/or stock grants to be awarded to directors and has the discretion to establish the terms, provisions and conditions of such awards (including, but not limited to, exercise price, exercisability, vesting and termination), except that the Committee may not grant options with an exercise price below the stock's fair market value on the date the options are granted unless the optionee pays or foregoes compensation in the amount of any discount. The Directors Plan allows the Committee to condition the receipt of stock options or stock grants upon a director electing to forego any other form of compensation, including any cash retainers if then paid by the Company. The Committee may provide that the shares of stock issued upon exercise of an option will be subject to additional conditions or agreements as the Committee in its discretion may specify before the exercise of the option, including deferrals on issuance of shares, conditions on vesting or transferability, and forfeiture or repurchase provisions. The Committee may also provide for the deferred delivery of Common Stock upon the exercise of Options with such deferral generally evidenced by a Stock Unit.

  The maximum number of shares of Common Stock subject to stock options and stock awards granted under the Directors Plan for any calendar year to any person on account of his or her service as a director may not exceed 86,000 shares. Unless otherwise provided by the Committee, awards granted under the Directors Plan are nontransferable by the director other than by will or the laws of descent and distribution, and are exercisable only by the director during his or her lifetime.

  The Directors Plan provides that, unless approved by the Company's stockholders, the Directors Plan may not be amended to increase the number of shares of Common Stock authorized for issuance. Subject to the foregoing limitation and except as otherwise required by law, the Board of Directors may periodically amend the Directors Plan without further stockholder approval. Unless earlier terminated by the Board of Directors, the Directors Plan shall terminate on May 1, 2009.

Indemnification Arrangements

  The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as directors. The Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by law.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Compensation Committee Interlocks and Insider Participation

  The Company does not currently have a Compensation Committee. During fiscal year 1997, the functions of the Compensation Committee were performed by the Board of Directors, which consisted solely of the Principal Selling Stockholder. From the Spin-Off until July 17, 1998, the Principal Selling Stockholder served as the sole director of the Company. On July 17, 1998, the Principal Selling Stockholder resigned as the sole director of the Company and, as the sole stockholder of the Company, elected Messrs. Siebert, McGonigle, D'Amato and Zients as the directors of the Company. After the Offering, the Principal Selling Stockholder is not expected to have any role with the Company. The Principal Selling Stockholder is the President and Chairman of the Board of The Advisory Board Company and DGB Enterprises, Inc.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

  The following are descriptions of certain agreements between the Company and The Advisory Board Company and between the Company and the Principal Selling Stockholder. The Administrative Services Agreement, the Vendor Contracts Agreement, the Member Contracts Agreement (collectively, the "Services Agreements") and the Sublease Agreement were entered into between the Company and The Advisory Board Company in connection with the Spin-Off. The Company records costs associated with the Services Agreements and the Sublease Agreement monthly as a payable to an affiliate, and expects to settle amounts owed on a quarterly basis. The Noncompetition Agreement among the Company, The Advisory Board Company and the Principal Selling Stockholder will be entered into prior to the closing of the Offering.

 Services Agreements

  Administrative Services Agreement. Pursuant to the Administrative Services Agreement, The Advisory Board Company has agreed to provide certain administrative services to the Company. Under the Administrative Services Agreement, services include information systems support and maintenance, certain human resources functions, and general services such as facilities management. The Administrative Services Agreement provides for fees for these services based on either direct costs per certain transaction, headcount or a fixed cost per month. The Company believes that the services provided under the Administrative Services Agreement may be obtained from alternative sources and that the fees pursuant to the Administrative Services Agreement approximate the cost to internally provide or otherwise externally source such services. The aggregate value of the services currently provided under this agreement is less than $130,000 per month. The term of this agreement expires on October 31, 1999. The Company expects to assume internally these functions over the term of this agreement.

  Vendor Contracts Agreement. Pursuant to the Vendor Contracts Agreement, the Company participates in certain vendor contracts entered into by The Advisory Board Company for the provision of certain services, such as telecommunications, travel, mailing and general office services. The Vendor Contracts Agreement specifies that the Company will either pay the vendor directly if costs can be segregated and billed separately, or it will reimburse The Advisory Board Company for its reasonably allocated share of commonly billed costs. The term of this agreement expires on October 31, 1999. The Company expects to enter into separately negotiated vendor agreements as soon as reasonably practical, and does not expect to incur material incremental costs.

  Member Contracts Agreement. The Member Contracts Agreement was terminated on October 31, 1998 in accordance with its terms. Under the Member Contracts Agreement, The Advisory Board Company acted as the Company's agent to provide administrative and accounting services on behalf of the Company in connection with member contracts, including the processing of new member contracts, the renewal of existing member contracts and the collection of payments relating to member contracts. The Member Contracts Agreement provided for fees for these services based on either direct costs per certain transaction, headcount or a fixed cost per month.

 Sublease Agreement

  Pursuant to the Sublease Agreement, the Company currently subleases a portion of its office space from The Advisory Board Company on terms consistent with the original lease agreement, subject to termination by either party at any time with at least six months written notice. The Company's share of the leased cost was determined based upon the same per square foot rent as the original lease. The Company has entered into its own lease for separate property and expects it will vacate the subleased space by August 1999.

 Noncompetition Agreement

  On January 1, 1999, the Company entered into the Noncompetition Agreement with The Advisory Board Company and the Principal Selling Stockholder. The Noncompetition Agreement has a term of five years, and generally prohibits the Company from selling membership based subscription services substantially similar to those provided by the Company and The Advisory Board Company as of the date of the Noncompetition Agreement ("Covered Services") to any company or institution, or any division or subsidiary of any company or institution, that is principally engaged in the health care provider business (a "Health Care Company"). The

Company may sell its products and services to any company or institution, or any division or subsidiary of any company or institution (a "Non-Health Care Company"), that is not (i) a Health Care Company or (ii) a company or institution, or a division or subsidiary of a company or institution, that is not a Health Care Company but is principally engaged in other types of health care business (such as pharmaceutical companies; medical supply and equipment companies; technology, software, communications, financing and services vendors selling predominantly to Health Care Companies; companies providing health insurance; and managed care companies) ("Other Health Care Company"). In addition, the Company may sell its products and services to divisions and subsidiaries of companies other than Non-Health Care Companies, if such divisions or subsidiaries are Non-Health Care Companies. The Company may continue to renew pre-existing subscriptions with respect to those products and services that it has sold as of the Offering, if such products and services do not specifically address health care provider industry issues.

  The Noncompetition Agreement generally prohibits The Advisory Board Company and the Principal Selling Stockholder (including any entity controlled by the Principal Selling Stockholder) (the "Bradley Parties") from selling Covered Services to any Non-Health Care Companies. The Bradley Parties may sell their products and services to any Health Care Company and to divisions and subsidiaries of companies other than Health Care Companies, if such divisions or subsidiaries are Health Care Companies. The Bradley Parties may continue to renew pre-existing subscriptions with respect to those products and services that they have sold as of the Offering, if such products and services specifically address health care provider industry issues. In addition, the Bradley Parties are permitted to offer and sell to any entity (i) magazines, newspapers and news services, (ii) advertising for its publications and news or on-line services, (iii) products and services that are specifically addressed to and deal with advertising and promotion activities by companies and institutions and advertising agencies, provided that such products and services are offered only to the offices and divisions of companies, institutions or advertising agencies that are responsible for the placement or designing of advertisements and (iv) products and services that are specifically addressed to and deal with government relations and lobbying activities by companies and institutions, provided that such products and services are offered only to the offices and divisions of companies or institutions that are responsible for government relations and lobbying.

  The Bradley Parties may sell Covered Services to Other Health Care Companies provided that they do not offer programs targeted to the same executives and covering the same subjects as certain of the Company's current and contemplated subscription programs and that the sales and marketing materials associated with such services make explicit the health care industry focus of such services. The Company may sell Covered Services to Other Health Care Companies only if they are of a general business nature and are sold by the Company principally to Non-Health Care Companies.

  Under the Noncompetition Agreement, the Bradley Parties are prohibited, at any time during the term of the Noncompetition Agreement, from recruiting or employing any person who is an employee of the Company at such time, or who was an employee of the Company at any time during the 24-month period preceding the date of such recruitment or employment, unless the chief executive officer of the Company consents to such recruitment or employment. Any of the Bradley Parties, however, may hire Derek C. M. van Bever, the Chief Research Officer of the Company, at any time after January 1, 2002. The Noncompetition Agreement also prohibits the Company, at any time during the term of the Noncompetition Agreement, from recruiting or employing any person who is an employee of any of the Bradley Parties at such time, or who was an employee of any of the Bradley Parties at any time during the 24-month period preceding the date of such recruitment or employment, unless the chief executive officer of the relevant Bradley Party consents to such recruitment or employment. Additionally, under the Noncompetition Agreement, each of the Company and The Advisory Board Company is required to incorporate in the noncompetition agreements that it enters into with its respective employees provisions that would prohibit such employees from competing with the other company and that impose similar restrictions on the use of confidential information.

  Under the Noncompetition Agreement, the Company has acknowledged The Advisory Board Company's ownership of all rights, title and interest to the name "The Advisory Board Company" and all of its derivations, including the name "The Corporate Advisory Board Company." The Advisory Board Company, however, has granted an exclusive, nontransferrable license for a period of two years to the Company to use the name "The Corporate Advisory Board Company" for the purpose of informing the general public that the Company has changed its name from The Corporate Advisory Board Company to The Corporate Executive Board Company. The Company, however, may use the name "The Corporate Advisory Board Company" for recruiting purposes only with the prior written consent of The Advisory Board Company. In addition, The Advisory Board Company has agreed that it will not use the name "The Corporate Advisory Board Company" or any other derivation of its name with the word "Corporate" during the term of the Noncompetition Agreement.

 Registration Rights Agreement

  Following the closing of the Offering, the Principal Selling Stockholder will hold approximately 4,925,971 shares of Common Stock (approximately 3,697,891 shares if the Underwriters' overallotment options are exercised in full). See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Charges." Pursuant to a Registration Rights Agreement between the Company and the Principal Selling Stockholder, the Principal Selling Stockholder is entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act of 1933 and he has informed the Company that he may sell all or substantially all of such shares of Common Stock in the public market within a period of approximately five years following the Offering. For a period of five years after the closing of the Offering, the Principal Selling Stockholder may require the Company, at the Principal Selling Stockholder's expense, on two separate occasions, to file a registration statement under the Securities Act of 1933 with respect to some or all of his shares of Common Stock. The Principal Selling Stockholder may not exercise such rights prior to the expiration of the Lock-Up Period without the prior written consent of Salomon Smith Barney. Under certain circumstances, the Company may, on no more than one occasion, delay such registration for a period of not more than three months. In addition, during such five-year period, if the Company proposes to register its shares of capital stock under the Securities Act of 1933, subject to certain exceptions, the Principal Selling Stockholder is entitled to notice of the registration and to include such shares therein, provided that the managing underwriters have the right to limit, in certain circumstances, the number of shares of the Principal Selling Stockholder's Common Stock included in such registration but not to less than 20% of the shares included in such registration.

 Promissory Note

  The Company holds a promissory note in the amount of $6.5 million from the Principal Selling Stockholder. The Principal Selling Stockholder borrowed this amount from the Company on October 31, 1997 in order to make personal investments unrelated to the Company. This Note bears interest at an annual rate of 7%, payable semiannually on each May 1 and November 1. The principal sum is due and payable on October 31, 2007. The Principal Selling Stockholder has agreed to repay the principal of, and all accrued and unpaid interest on, the note from the proceeds of the Offering.

 Cross-Indemnification Agreement

  On January 21, 1999, the Company and the Principal Selling Stockholder entered into a Cross-Indemnification Agreement in connection with the Pre-Closing Distribution and the Offering Expenses Distribution. Under this agreement, the Company will indemnify the Principal Selling Stockholder and the Principal Selling Stockholder will indemnify the Company with respect to adverse tax effects resulting from the reallocation of income and expenses between S corporation and C corporation tax years.

 Lease Guarantee

  The Company recently signed a lease for a new headquarters facility in Washington, D.C. The initial term of this lease will expire on June 30, 2009. The Company's obligations under this lease are guaranteed by The Advisory Board Company. The guarantee will expire on March 31, 2002 provided that certain conditions regarding the financial condition of the Company have been met.

 Tax Reimbursement

  DGB Enterprises, Inc., a company wholly owned by the Principal Selling Stockholder, has agreed to reimburse the Company for taxes under the Federal Insurance Contributions Act incurred as a result of the exercise of options by Messrs. D'Amato and Zients immediately prior to the Offering and in the future; and DGB Enterprises, Inc. or the Principal Selling Stockholder will reimburse the Company for taxes under the Federal Insurance Contributions Act incurred as a result of the special bonus plan.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus with respect to (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, including any option to purchase 5% or more of the Common Stock, (ii) each Director and Named Officer of the Company,
(iii) all executive officers of the Company and all members of the Board of Directors as a group and (iv) the three Selling Stockholders: David G. Bradley, Jeffrey D. Zients and Michael A. D'Amato. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned.

                                  Shares Beneficially
                                     Owned Prior To                        Shares to Be Beneficially
                                      Offering(1)                Number   Owned After Offering(1)(4)
                         --------------------------------------    of     --------------------------------
                                                     Diluted     Shares
Name                     Number(2)  Percentage(2) Percentage(3)  Offered      Number           Percent
----                     ---------- ------------- ------------- --------- ---------------    -------------
David G. Bradley(5)..... 12,504,400    100.00%        88.97%    7,502,640       4,925,971(6)        37.35%
Jeffrey D. Zients(7)....  1,032,000      7.62%         7.34%      516,000         516,000            3.77%
Michael A. D'Amato(7)...    517,720      3.98%         3.68%      168,560         349,160            2.58%
Harold L. Siebert.......        --       0.00%         0.00%          --              --             0.00%
James J. McGonigle......        --       0.00%         0.00%          --            3,158            0.00%
Clay M. Whitson.........        --       0.00%         0.00%          --              --             0.00%
Sally Chang.............        --       0.00%         0.00%          --            3,158            0.00%
Derek C. M. van Bever...        --       0.00%         0.00%          --            3,158            0.00%
Robert C. Hall..........        --       0.00%         0.00%          --              --             0.00%
David W. Kenny..........        --       0.00%         0.00%          --              --             0.00%
Stephen G. Pagliuca.....        --       0.00%         0.00%          --              --             0.00%
All executive officers
 and directors as a
 group (11 persons).....  1,549,720     11.03%        11.03%      684,560         874,634            6.22%

--------
(1) The information contained in this Table (i) reflects "beneficial ownership" as defined in Rule 13d-3 promulgated under the Exchange Act, and (ii) gives effect to the Recapitalization. Other than the options held by Messrs. D'Amato and Zients, none of the options granted to executive officers will vest within 60 days after the date hereof, and are therefore not included.
(2) The number of shares and percentages included in these columns are calculated in accordance with Rule 13d-3(d) under the Exchange Act. Pursuant to that rule, in addition to the 12,504,400 issued and outstanding shares beneficially owned by Mr. Bradley, Messrs. Zients and D'Amato are treated as beneficially owning 1,032,000 and 517,720 shares, respectively, which are subject to options that are exercisable within 60 days. For purposes of calculating the percentage of shares owned, the option shares attributed to Mr. Zients and Mr. D'Amato are deemed to be outstanding for the purpose of calculating the percentage of outstanding Common Stock owned by each of them, but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person.
(3) The percentages included in this column are calculated on a diluted basis, assuming that the shares of Common Stock not outstanding which are subject to options exercisable within 60 days and held by Messrs. Zients and D'Amato are deemed to be outstanding for the purpose of calculating the percentage of outstanding Common Stock owned by Messrs. Bradley, Zients and D'Amato.
(4) Assumes no exercise of the Underwriters' over-allotment options. 1,228,080 shares of Common Stock are subject to the over-allotment options. In the event the over-allotment options are exercised in full by the Underwriters, Mr. Bradley will beneficially own 3,697,891 shares of Common Stock, or 28% of the outstanding Common Stock.
(5) Includes shares held by the Bradley Trust and also shares to be granted by the Principal Selling Stockholder to selected employees under the special bonus plan.
(6) Excludes 75,789 shares of Common Stock to be granted by Mr. Bradley as of the closing of the Offering pursuant to the special bonus plan.
(7) The shares to be sold by Messrs. Zients and D'Amato in the Offering were issued by the Company immediately prior to the date of this Prospectus as a result of the exercise of options by Messrs. Zients and D'Amato.

                         DESCRIPTION OF CAPITAL STOCK

General

  The Company's Certificate of Incorporation, upon the closing of the Offering and giving effect to the Recapitalization, will provide that the Company is authorized to issue 100 million shares of Common Stock, par value $.01 per share, and five million shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Immediately prior to the closing of the Offering, the Company will have authorized and outstanding, in addition to the shares of Common Stock and Preferred Stock set forth above, 17,200 shares of Class A Stock and 13,171,760 shares of Class B Stock, two classes of common stock differing only as to voting rights. Upon the closing of the Offering, all shares of the Class A Stock and the Class B Stock will automatically convert into shares of Common Stock, and at such time, the Company's Certificate of Incorporation will be amended to eliminate Class A Stock and Class B Stock as authorized capital of the Company. Upon the closing of the Offering and giving effect to the Recapitalization, there will be 13,188,960 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. In addition, an aggregate of 7,826,000 shares of Common Stock will be reserved for issuance under the Incentive Plan, the 1999 Plan and the Directors Plan, pursuant to which options to purchase 5,527,920 shares of Common Stock will be outstanding at the closing of the Offering.

Common Stock

  Stockholders are entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled or permitted to vote. The Common Stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of Common Stock voting for the election of directors can elect all the directors standing for election.

  Holders of the Common Stock are entitled to receive dividends out of funds legally available therefor when and if declared from time to time by the Board of Directors. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding Preferred Stock. The Common Stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions in the Company's Certificate of Incorporation. The rights, preferences and privileges of holders of the Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future. The issued and outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

  The Board of Directors is authorized to issue the Preferred Stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and other rights and preferences of the Preferred Stock not in conflict with the Company's Certificate of Incorporation or Delaware law. There currently are no shares of Preferred Stock outstanding, and the Board of Directors has no present plans to issue any shares of Preferred Stock. The Board of Directors, without stockholder approval, can issue shares of Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of the Common Stock. The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Provisions of the Company's Certificate of Incorporation and Bylaws Regarding Corporate Governance

  The Company's Certificate of Incorporation provides that the Board may not adopt a "stockholders rights plan" (as defined in the Certificate of Incorporation), commonly called a "poison pill," unless the rights plan (i) is ratified by the affirmative vote of the holders of a majority of the shares of Common Stock then outstanding and present in person or by proxy at the next meeting of stockholders, (ii) by its terms expires no later than 37 months after adoption (unless extended by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock) and (iii) permits the rights issued thereunder to be redeemed at any time by the affirmative vote of the holders of a majority of outstanding shares of Common Stock. The Company has elected not to be subject to Section 203 of the Delaware General Corporation Law, which generally prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless certain conditions are satisfied. The Company's Certificate of Incorporation does not permit stockholders to act by written consent without a meeting of stockholders. The Certificate of Incorporation and the Bylaws provide that special meetings of stockholders may be called by a majority of the full Board of Directors, the Chairman of the Board or any holder or holders of at least 40% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

  The Company's Bylaws provide that the number of directors will be fixed from time to time by the stockholders or the Board of Directors. The number of directors is currently fixed at four, but will be increased to eight prior to the closing of the Offering.

Limitation on Liability and Indemnification Matters

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware General Corporation Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that it shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. The Company may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Common Stock is Chase Mellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 13,188,960 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment options), and 7,826,000 shares of Common Stock will be reserved for issuance upon the exercise of outstanding stock options pursuant to the Incentive Plan, the 1999 Plan and the Directors Plan, pursuant to which options to purchase an aggregate of 5,527,920 shares of Common Stock will be outstanding with a weighted average exercise price of $4.79 per share. The shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares of Common Stock held by an "affiliate" of the Company (an "Affiliate") within the meaning of Rule 144 under the Securities Act of 1933 will be subject to the resale limitations of Rule 144. The 4,925,971 shares which will be held by the Principal Selling Stockholder upon completion of the Offering (3,697,891 shares if the Underwriters' over-allotment options are exercised in full) are "restricted securities" as the term is defined under Rule 144 and may not be sold publicly unless they are registered under the Securities Act of 1933 or are sold pursuant to Rule 144 or another exemption from registration. See "Certain Transactions Prior to the Offering--Stock Option Restructuring and Repurchase and Special Bonus Plan Changes." In this regard, the Principal Selling Stockholder has been granted certain registration rights with respect to his shares of Common Stock. See "Certain Relationships and Transactions -- Registration Rights Agreement."

  In general, under Rule 144 as currently in effect, a person (or persons whose sales are aggregated) who has beneficially owned restricted securities for at least one year, including any Affiliate of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the reported average weekly trading volume of the Common Stock on the automated quotation system of a registered securities association or the consolidated transaction reporting system during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements regarding the manner of sale, notice and the availability of current public information about the Company. In addition, a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who holds shares that were last purchased from the Company or an Affiliate more than two years before the date the shares are proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  The Company, the Selling Stockholders, the executive officers, the directors and the employees receiving shares of Common Stock under the special bonus plan, have agreed that they will not offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act of 1933 relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Salomon Smith Barney for a period of 180 days after the date of this prospectus. Such restrictions will not affect the ability of the Company (i) to issue and sell Common Stock or make any awards pursuant to the Incentive Plan, the 1999 Plan or the Directors Plan, (ii) to issue shares of Common Stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the Incentive Plan, the 1999 Plan or the Directors Plan or (iii) to issue shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during the Lock-Up Period. See "Underwriting."

                                 UNDERWRITING

  Under the terms and subject to the conditions in the U.S. Underwriting Agreement, each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Salomon Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Friedman, Billings, Ramsey & Co., Inc. and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Selling Stockholders have agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Salomon Smith Barney Inc....................................    1,266,190
   Donaldson, Lufkin & Jenrette Securities Corporation.........    1,266,190
   Friedman, Billings, Ramsey & Co., Inc. .....................    1,266,190
   Goldman, Sachs & Co.........................................    1,266,190
   BancBoston Robertson Stephens Inc. .........................       80,000
   Bear Stearns & Co. Inc. ....................................       80,000
   CIBC Oppenheimer Corp. .....................................       80,000
   Lazard Freres & Co. LLC.....................................       80,000
   Lehman Brothers Inc. .......................................       80,000
   Morgan Stanley & Co. Incorporated...........................       80,000
   NationsBanc Montgomery Securities LLC.......................       80,000
   PaineWebber Incorporated....................................       80,000
   Prudential Securities Incorporated..........................       80,000
   William Blair & Company, L.L.C. ............................       45,000
   J.C. Bradford & Co. ........................................       45,000
   Burnham Securities Inc. ....................................       45,000
   Doft & Co., Inc. ...........................................       45,000
   First Albany Corporation....................................       45,000
   First Union Capital Markets Corp. ..........................       45,000
   Hanifen, Imhoff Inc. .......................................       45,000
   Legg Mason Wood Walker, Incorporated........................       45,000
   McDonald Investments Inc., a KeyCorp Company................       45,000
   Needham & Company, Inc. ....................................       45,000
   Parker/Hunter Incorporated..................................       45,000
   Piper Jaffray Inc. .........................................       45,000
   Raymond James & Associates, Inc. ...........................       45,000
   Redwine & Company, Inc. ....................................       45,000
   The Robinson-Humphrey Company, LLC..........................       45,000
   SunTrust Equitable Securities Corporation...................       45,000
   Tucker Anthony Incorporated.................................       45,000
                                                                   ---------
     Total.....................................................    6,549,760(1)
                                                                   =========

--------
(1) Includes 409,360 shares which is the maximum number of shares being reserved for sale to certain employees and directors of the Company, and their friends and family members, at the initial public offering price.

  Under the terms and subject to the conditions contained in the International Underwriting Agreement, each of the managers of the concurrent International Offering named below (the "Managers"), for whom Salomon Brothers International Limited, Donaldson, Lufkin & Jenrette International, Friedman, Billings, Ramsey International, Ltd. and Goldman Sachs International are acting as the lead managers (the "Lead

Managers"), has severally agreed to purchase, and the Selling Stockholders have agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:

   Managers                                                     Number of Shares
   --------                                                     ----------------
   Salomon Brothers International Limited .....................      409,360
   Donaldson, Lufkin & Jenrette International .................      409,360
   Friedman, Billings, Ramsey International, Ltd. .............      409,360
   Goldman Sachs International ................................      409,360
                                                                   ---------
     Total ....................................................    1,637,440
                                                                   =========

  Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the U.S. Underwriters and the Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all the shares of Common Stock included in the respective Offering (other than those covered by the over-allotment options described below) if any such shares are taken.

  The U.S. Underwriters and the Managers initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of $.80 per share below the public offering price. The U.S. Underwriters and the Managers may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other U.S. Underwriters and Managers or to certain other dealers. After the initial offering of the shares of Common Stock offered hereby, the public offering price and other selling terms may be changed by the U.S. Underwriters and the Managers.

  The Principal Selling Stockholder has granted to the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,228,080 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares of Common Stock solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock set forth opposite the U.S. Underwriters' names in the preceding table bears to the total number of shares in such table.

  The Company, the Selling Stockholders, and the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

  The Company, the Selling Stockholders, the executive officers, the directors and the employees receiving shares of Common Stock under the special bonus plan have agreed that they will not offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act of 1933 relating to any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, without the prior written consent of Salomon Smith Barney Inc. for a period of 180 days after the date of this Prospectus. Such restrictions will not affect the ability of the Company (i) to issue and sell Common Stock or make any awards pursuant to the Incentive Plan, the 1999 Plan and the Directors Plan (ii) to issue shares of Common Stock pursuant to the exercise of stock options currently outstanding or granted pursuant to the Incentive Plan, the 1999 Plan or the Directors Plan, or (iii) to issue Shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Shares of Common Stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act of 1933 during the Lock-Up Period. See "Shares Eligible for Future Sale."

  The Underwriters have informed the Company and the Selling Stockholders that they do not intend to confirm sales of shares of Common Stock for any customer's account over which they exercise discretionary authority without the prior written approval of the customer.

  Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price for the shares of Common Stock was determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price were the prevailing market conditions, the Company's financial condition, its prospects and the prospects for the industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company. There can, however, be no assurance that the prices at which the shares of Common Stock will sell in the public market after the Offering will not be lower than the price at which the shares of Common Stock will initially be sold by the Underwriters.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the 6,549,760 shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 1,637,440 shares of Common Stock offered in the International Offering (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including:
(i) certain purchases and sales between the U.S. Underwriters and the Mangers;
(ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the U.S. Underwriters and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager agrees that it (i) will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulation 1995 (the "Regulations"), (ii) will comply with all applicable provisions of the Regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom and (iii) will only issue or pass on in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such documents may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the Selling Stockholders or the Underwriters that would permit any offering to the general public of the shares of Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  In connection with the Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appear above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby if the U.S. Underwriters or Lead Managers purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter, the underwriting syndicate may require the Underwriter in question to purchase the Common Stock in question at a cost price to the syndicate or may recover from (or decline to pay to) the Underwriter in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  In the ordinary course of their respective businesses, certain of the U.S. Underwriters and their affiliates have performed, and may in the future perform, investment banking or commercial banking services for the Company. In addition, Friedman, Billings, Ramsey & Co., Inc. will receive a financial advisory fee of $400,000 in connection with the Offering.

  As part of the Offering, up to 409,360 shares of Common Stock are being offered hereunder to certain employees and directors of the Company, and their friends and family members, at a price equal to the initial public offering price per share (the "Direct Offering"). Any obligation of the investors to purchase shares of Common Stock in the Direct Offering would be contingent on the purchase of shares by the Underwriters. There is no minimum number of shares to be purchased in the Direct Offering.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

  The following is a general summary of certain United States federal income and estate tax considerations with respect to the acquisition, ownership and disposition of the Common Stock by a holder other than (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in, or under the laws of, the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust (a "Non-U.S. Holder"). This summary does not address all of the United States federal income and estate tax considerations that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under United States income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and certain U.S. expatriates). Furthermore, this summary does not discuss any aspects of state, local or non-United States taxation. This summary is based on current provisions of the Code, Treasury Regulations promulgated thereunder, judicial opinions, published positions of the United States Internal Revenue Service (the "IRS"), and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

  PROSPECTIVE NON-UNITED STATES INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF THE COMMON STOCK.

Dividends

  Dividends, if any, paid to a Non-U.S. Holder generally will be subject to United States withholding tax at a rate of 30% (or a lower rate prescribed by an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if certain tax treaties apply, are attributable to a United States permanent establishment maintained by such Non-U.S. Holder) and the Non-U.S. Holder files the appropriate documentation with the Company. Dividends effectively connected with a United States trade or business generally will be subject to United States federal income tax on a net income basis, in the same manner as generally applied to United States persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to the branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Non-U.S. Holders should consult any applicable income tax treaties which may provide for a lower rate of tax or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, withholding under the foregoing rules.

Sale or Other Disposition of the Common Stock

  A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of the Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such Non-U.S. Holder);
(ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of certain U.S. expatriates; or (iv) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or will become) and the Non-U.S. Holder holds or has held, directly or indirectly, at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period for the shares of the Common Stock, more than 5% of the Common Stock. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder generally will be subject to United States federal income tax on a net income basis, in the same manner as generally applied to United States persons (and with respect to corporate Non-U.S. Holders, the branch profits tax may also apply in certain circumstances), but will not be subject to withholding. If an individual Non-U.S. Holder falls under clause (ii) above, such Non-U.S. Holder generally will be subject to tax at a rate of 30% on the gain realized, although such gain may be offset by certain United States capital losses. Individual Non-U.S. Holders who may fall under clause (iii) above, should consult their tax advisors regarding the U.S. federal income tax consequences of a sale or other disposition of the Common Stock. Non-U.S. Holders should consult any applicable income tax treaties which may provide for a lower rate of tax or other rules different from those described above.

Information Reporting and Backup Withholding

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder regardless of whether any tax was withheld. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to applicable tax treaties or other agreements, this information also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  Under current United States Treasury Regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid on the Common Stock to a Non-U.S. Holder at an address inside the United States and to payments to a Non-U.S. Holder by a United States office of a broker of the proceeds of a sale of the Common Stock unless the holder certifies its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding) generally will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships with the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  The IRS has issued Treasury Regulations generally effective for payments made after December 31, 1999 that will affect the procedures to be followed by a Non-U.S. Holder in establishing such holder's status as a Non-U.S. Holder for purposes of the backup withholding and information reporting requirements discussed herein. Among other things, (i) Non-U.S. Holders currently required to furnish certification of foreign status may be required to furnish new certification of foreign status and (ii) certain Non-U.S. Holders not currently required to furnish certification of foreign status may be required to furnish certification of foreign status in the future. Prospective Non-U.S. Holders should consult their tax advisors concerning the effect of such regulations on an investment in the Common Stock.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

Estate Tax

  The Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise) and therefore may be subject to United States federal estate tax.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Washington, D.C. The Underwriters will be represented by Cravath, Swaine & Moore, New York, NY.

                                    EXPERTS

  The audited financial statements and schedule as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. The SEC also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the SEC. The Registration Statement, including all exhibits thereto and amendments thereof, are available on this World Wide Web site.

  The Company intends to furnish to its Stockholders annual reports containing financial statements audited by its independent public accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................. F-2
Balance Sheets as of December 31, 1997 and 1998 and Pro Forma as of
 December 31, 1998........................................................ F-3
Statements of Operations for the years ended December 31, 1996, 1997 and
 1998..................................................................... F-4
Statements of Changes in Stockholder's Deficit for the years ended
 December 31, 1996, 1997 and 1998......................................... F-5
Statements of Cash Flows for the years ended December 31, 1996, 1997, and
 1998..................................................................... F-6
Notes to Financial Statements............................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of The Corporate Executive Board Company:

  We have audited the accompanying balance sheets of The Corporate Executive Board Company (formerly The Corporate Advisory Board Company and a division of The Advisory Board Company until October 31, 1997) as of December 31, 1997 and 1998, and the related statements of operations, stockholder's deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Corporate Executive Board Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
February 19, 1999

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                                 BALANCE SHEETS
                                 (In thousands)

                                                  December 31,      Pro Forma
                                                 ----------------  December 31,
                                                  1997     1998        1998
                                                 -------  -------  ------------
                                                                   (Unaudited)
                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................... $ 8,937  $12,232    $ 7,272
  Marketable securities.........................   3,754    3,872      3,872
  Membership fees receivable, net...............  15,796   17,165     17,165
  Deferred income taxes.........................   1,150    1,438      5,983
  Deferred offering costs.......................     --     1,251      1,251
  Deferred incentive compensation (Note 2)......   1,096    2,023      2,023
  Prepaid expenses and other current assets.....     122      383        383
  Receivable from affiliate.....................     --       350        350
  Receivable from stockholder (Note 10).........   6,500    6,500      6,500
                                                 -------  -------    -------
    Total current assets........................  37,355   45,214     44,799
                                                 -------  -------    -------
PROPERTY AND EQUIPMENT, net.....................   2,513    3,714      3,714
                                                 -------  -------    -------
    Total assets................................ $39,868  $48,928    $48,513
                                                 =======  =======    =======
     LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES:
  Deferred revenues............................. $31,474  $39,061    $39,061
  Accounts payable and accrued liabilities......   2,082    5,159      5,159
  Accrued incentive compensation................   1,899    2,661      2,661
  Payable to affiliate..........................   1,507      --         --
  Stock option repurchase and special bonus plan
   liability (Note 9)...........................   5,398    7,054      4,654
                                                 -------  -------    -------
    Total current liabilities...................  42,360   53,935     51,535
                                                 -------  -------    -------
OTHER LIABILITIES:
  Long-term stock option repurchase liability
   (Note 9).....................................   2,550    3,140      3,140
                                                 -------  -------    -------
    Total liabilities...........................  44,910   57,075     54,675
                                                 -------  -------    -------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)
STOCKHOLDER'S DEFICIT (Note 2 and 9):
  Preferred stock, par value $0.01; 5,000,000
   shares authorized, no shares issued and
   outstanding .................................     --       --         --
  Common stock, par value $0.01; 100,000,000
   shares authorized and 12,504,400 shares
   issued and outstanding as of December 31,
   1997 and 1998................................     125      125        125
  Additional paid-in capital....................   2,646    2,646     (5,334)
  Deferred compensation.........................  (1,459)    (953)      (953)
  Accumulated deficit...........................  (6,354)  (9,965)       --
                                                 -------  -------    -------
    Total stockholder's deficit.................  (5,042)  (8,147)    (6,162)
                                                 -------  -------    -------
    Total liabilities and stockholder's
     deficit.................................... $39,868  $48,928    $48,513
                                                 =======  =======    =======

      The accompanying notes are an integral part of these balance sheets.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                        Year Ended December 31,
                                                        ------------------------
                                                         1996     1997    1998
                                                        -------  ------- -------
REVENUES..............................................  $27,283  $38,669 $53,030
COSTS AND EXPENSES:
  Cost of services....................................   15,078   20,036  26,069
  Member relations and marketing......................    6,677    8,106  10,980
  General and administrative..........................    3,832    5,660   6,920
  Depreciation........................................      452      722     885
  Stock option restructuring and repurchase and
   special bonus plan (Note 9)........................    1,473    3,063   5,342
                                                        -------  ------- -------
                                                         27,512   37,587  50,196
                                                        -------  ------- -------
INCOME (LOSS) FROM OPERATIONS.........................     (229)   1,082   2,834
INTEREST INCOME.......................................      --       122     786
                                                        -------  ------- -------
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR STATE
 INCOME TAXES.........................................     (229)   1,204   3,620
PROVISION (BENEFIT) FOR STATE INCOME TAXES............      (23)     120     361
                                                        -------  ------- -------
NET INCOME (LOSS).....................................  $  (206) $ 1,084 $ 3,259
                                                        =======  ======= =======
HISTORICAL NET INCOME (LOSS) PER SHARE-BASIC
 (NOTE 2).............................................  $ (0.02) $  0.09 $  0.26
                                                        =======  ======= =======
WEIGHTED-AVERAGE SHARES OUTSTANDING-BASIC (NOTE 2)....   12,504   12,504  12,504
                                                        =======  ======= =======
HISTORICAL NET INCOME (LOSS) PER SHARE-DILUTED
 (NOTE 2).............................................  $ (0.02) $  0.08 $  0.22
                                                        =======  ======= =======
WEIGHTED-AVERAGE SHARES OUTSTANDING-DILUTED (NOTE 2)..   12,504   13,752  14,950
                                                        =======  ======= =======
PRO FORMA STATEMENT OF OPERATIONS DATA (UNAUDITED)
 (NOTE 2):
  Income (loss) before provision (benefit) for income
   taxes, as reported.................................  $  (229) $ 1,204 $ 3,620
  Pro forma income tax provision (benefit)............      (95)     500   1,502
                                                        -------  ------- -------
  Pro forma net income (loss).........................  $  (134) $   704 $ 2,118
                                                        =======  ======= =======
  Pro forma net income (loss) per share-basic.........  $ (0.01) $  0.06 $  0.17
                                                        =======  ======= =======
  Pro forma net income (loss) per share-diluted.......  $ (0.01) $  0.05 $  0.14
                                                        =======  ======= =======

        The accompanying notes are an integral part of these statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly the Corporate Advisory Board Company)

                 STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT

             For the Years Ended December 31, 1996, 1997, and 1998
                         (In thousands, except shares)

                              Preferred stock       Common stock    Additional
                              ------------------  -----------------  paid-in     Deferred   Accumulated
                              Shares    Amount      Shares   Amount  Capital   Compensation   Deficit    Total
                              -------   --------  ---------- ------ ---------- ------------ ----------- -------
BALANCE AT DECEMBER 31,
 1995.......................       --    $    --         --   $--     $  --       $  --       $(7,205)  $(7,205)
Net loss....................       --         --         --    --        --          --          (206)     (206)
                               -------   -------- ----------  ----    ------      ------      -------   -------
BALANCE AT DECEMBER 31,
 1996.......................       --         --         --    --        --          --        (7,411)   (7,411)
Distributions to
 stockholder................       --         --         --    --        --          --           (20)      (20)
Division Spin-Off (Note 2)..       --         --  12,504,400   125       --          --            (7)      118
Deferred compensation
 pursuant to substitution of
 stock options..............       --         --         --    --      2,646      (1,459)         --      1,187
Net income..................       --         --         --    --        --          --         1,084     1,084
                               -------   -------- ----------  ----    ------      ------      -------   -------
BALANCE AT DECEMBER 31,
 1997.......................       --         --  12,504,400   125     2,646      (1,459)      (6,354)   (5,042)
Distributions to
 stockholder................       --         --         --    --        --          --        (6,870)   (6,870)
Amortization of deferred
 compensation...............       --         --         --    --        --          506          --        506
Net income..................       --         --         --    --        --          --         3,259     3,259
                               -------   -------- ----------  ----    ------      ------      -------   -------
BALANCE AT DECEMBER 31, 1998
 ...........................       --    $    --  12,504,400  $125    $2,646      $ (953)     $(9,965)  $(8,147)
                               =======   ======== ==========  ====    ======      ======      =======   =======


        The accompanying notes are an integral part of these statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1996      1997     1998
                                                    -------  --------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)................................. $  (206) $  1,084  $ 3,259
 Adjustments to reconcile net income (loss) to net
  cash flows provided by operating activities--
  Depreciation.....................................     452       722      885
  Deferred income taxes............................     144      (194)    (288)
  Stock option restructuring and repurchase and
   special bonus plan..............................   1,473     3,063    5,342
  Changes in operating assets and liabilities:
   Membership fees receivable, net.................  (3,356)   (1,902)  (1,369)
   Deferred offering costs.........................     --        --    (1,251)
   Deferred incentive compensation.................     218      (226)    (927)
   Prepaid expenses and other current assets.......     --       (122)    (261)
   Deferred revenues...............................   6,314     9,778    7,587
   Accounts payable and accrued liabilities........     121       984    3,077
   Accrued incentive compensation..................     342       365      762
                                                    -------  --------  -------
    Net cash flows provided by operating
     activities....................................   5,502    13,552   16,816
                                                    -------  --------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment...............    (776)   (1,530)  (2,086)
 Purchases of marketable securities................     --     (3,754)    (118)
 Receivable from stockholder.......................     --     (6,500)     --
                                                    -------  --------  -------
    Net cash flows used in investing activities....    (776)  (11,784)  (2,204)
                                                    -------  --------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Change in payable to/receivable from affiliate....  (1,221)    7,189   (1,857)
 Distributions to stockholder......................     --        (20)  (6,870)
 Stock option repurchases..........................  (3,505)      --    (2,590)
                                                    -------  --------  -------
    Net cash flows (used in) provided by financing
     activities....................................  (4,726)    7,169  (11,317)
                                                    -------  --------  -------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........     --      8,937    3,295
Cash and cash equivalents, beginning of period.....     --        --     8,937
                                                    -------  --------  -------
Cash and cash equivalents, end of period........... $   --   $  8,937  $12,232
                                                    =======  ========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for--
  State income taxes............................... $   --   $     90  $   470
                                                    =======  ========  =======

        The accompanying notes are an integral part of these statements.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                         NOTES TO FINANCIAL STATEMENTS

1. Basis of Accounting and Business Description:

  The Corporate Executive Board Company (the "Company," formerly The Corporate Advisory Board Company) was incorporated on September 11, 1997, under the laws of the State of Delaware. The Company's business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997 when the business was contributed to the Company and spun-off (the "Spin-Off") to The Advisory Board Company's sole stockholder. On October 31, 1997, all of the outstanding shares of the Company were distributed as a dividend to the sole stockholder of The Advisory Board Company. The Company is structured as an "S" corporation, with ownership maintained by a sole stockholder. The Company and The Advisory Board Company are wholly-owned by the same stockholder. The accompanying financial statements represent the accounts of the Company as if it had operated as a stand-alone entity in accordance with the accounting rules prescribed for "carve-out" financial statements for the periods preceding the Spin-Off.

  The Company provides "best practices" research and analysis focusing on corporate strategy, operations and general management issues. The Company provides its research and analysis to corporations on an annual subscription basis. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and on-line access to the Company's databases.

2. Summary of Significant Accounting Policies:

 Spin-Off Presentation

  Prior to the Spin-Off, the Company did not maintain separate bank accounts and all cash receipts and disbursements were made via The Advisory Board Company and are reflected as changes in receivable from or payable to affiliate. Subsequent to the Spin-Off, the Company is responsible for its own cash management and records amounts owed to The Advisory Board Company in payable to affiliate. The Company settles the amounts due to The Advisory Board Company for certain common vendor costs and under an Administrative Services Agreement (Note 3), and amounts due to DGB Enterprises, Inc., for management cost allocations (Note 3), at least quarterly.

 Revenue and Commission Expense Recognition

  Membership fees are recognized ratably over the term of the related membership, which is generally twelve months. Membership fees are generally billable when a letter of agreement is signed by the member. Certain membership fees are billed on an installment basis.

  The Company's policy is to record the full amount of membership fees receivable and related deferred revenue when a letter of agreement is signed by a member. Certain incentive compensation expenses related to the negotiation of new and renewal memberships are deferred and are amortized over the term of the related memberships.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


 Net Income (Loss) Per Share

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 is effective for financial statements issued after December 15, 1997. SFAS No. 128 requires dual presentation of basic and diluted net income per share. Basic net income per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share includes the impact of dilutive securities, such as options, warrants and convertible debt or preferred equity securities. Options outstanding as of December 31, 1996 were not included in calculating diluted net income per share because they were anti-dilutive. As a result, there is no difference between the amounts of basic and diluted net income per share for that period.

  In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98") concerning the computation of earnings per share. Among other things, SAB 98 affects companies that issued shares of stock within twelve months of an initial public offering ("IPO"), and/or converted from an "S" corporation to a "C" corporation for Federal income tax purposes. SAB 98 requires that, in addition to reporting pro forma net income per share for the effect of the change in tax status, companies report actual historical net income per share. Further, prior to the issuance of SAB 98, stock and stock options issued within twelve months of an IPO below the IPO price were treated as if outstanding for all periods presented, calculated using the treasury stock method. SAB 98 has discontinued this treatment for such issuances when the issuance price was considered more than nominal ("nominal issuances"). The Company has determined that the issuances of stock and stock options within twelve months of the IPO were not nominal issuances. SAB 98 was effective upon its issuance and has been applied in the accompanying financial statements for all periods presented. Weighted-average shares outstanding for the years ended December 31, 1996 and 1997, were calculated assuming that the capital structure established at the date of the Spin-Off was in effect during those periods.

                                                               Year Ended
                                                              December 31,
                                                          --------------------
                                                           1996   1997   1998
                                                          ------ ------ ------
   Weighted-average common shares outstanding--basic..... 12,504 12,504 12,504
   Dilutive effect of stock options......................    --   1,248  2,446
                                                          ------ ------ ------
   Weighted-average common and equivalent shares
    outstanding--diluted................................. 12,504 13,752 14,950
                                                          ====== ====== ======

 Pro Forma Statements of Operations Data (Unaudited)

  Prior to the closing of the initial public offering, the Company will terminate its status as an "S" corporation and will be subject to Federal and state taxes at prevailing corporate rates. Accordingly, pro forma unaudited net income (loss) and net income (loss) per share are based on the assumption that the Company's "S" corporation status was terminated at the beginning of each period. The Company has provided income taxes on a pro forma basis as if it were a subchapter "C" corporation for all periods presented utilizing an effective rate of 41.5%.

 Pro Forma Balance Sheet (Unaudited)

  The unaudited pro forma balance sheet as of December 31, 1998, reflects (1) a distribution to the Company's sole stockholder of $4.0 million, (2) termination of the Company's "S" corporation election and the increase

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

of the Company's deferred income tax asset of approximately $4.5 million as of December 31, 1998, (3) the reclassification of the accumulated deficit to additional paid-in capital, and (4) a settlement of a special bonus commitment to selected employees of $2.4 million, 60% in stock owned by the Principal Selling Stockholder and 40% in cash by the Company (Note 9). The pro forma adjustments give effect to transactions that will occur upon completion of the Company's initial public offering. However, no effect has been given for the exercise of stock options contemplated at the Offering or the payment of expenses of the Offering.

 Increase in Authorized Shares and Stock Split

  In connection with the Company's initial public offering, the Company amended and restated its certificate of incorporation to increase the number of authorized shares of Class A Stock and Class B Stock to 17,200 shares and 13,171,760 shares, respectively, and to authorize 100,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, each with a par value of $0.01 per share. In addition, to facilitate the initial public offering, the Company effected a 17.2-for-1 stock split of the shares of Class A Stock and Class B Stock in form of a stock dividend. Pursuant to the Second Amended and Restated Certificate of Incorporation of the Company, Class A Stock and Class B Stock will be automatically converted into Common Stock upon the transfer of any shares of Class A Stock or Class B Stock to the underwriters in the initial public offering. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to these events. These actions are subject to the closing of the initial public offering contemplated in the Prospectus.

 Concentrations of Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of diversified holdings of high-grade municipal and corporate bonds. The concentration of credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base. The Company performs periodic evaluations of the financial institutions, security investments, and its membership base and establishes allowances for potential credit losses.

  The Company generates revenues from customers located outside the United States. For the years ending December 31, 1996, 1997, and 1998 approximately 29%, 31%, and 33% of revenues, respectively, were generated from customers located outside the United States. Sales to customers in European countries for the years ended December 31, 1996, 1997, and 1998 were approximately 12%, 13%, and 15%, respectively, with no other geographic area representing more than 10% of revenues in any period. No one member accounted for more than 2% of revenues for any period presented.

 Fair Value of Financial Instruments

  The fair value of current assets and current liabilities approximates their carrying value due to their short maturity. The fair value of the long-term portion of stock option repurchase liability was approximately $2.7 million as of December 31, 1998, utilizing a discount rate of 7%.

 Long-Lived Assets

  Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual dispositions. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of the assets is impaired. The Company believes that no such impairment existed as of December 31, 1997 and 1998.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


 Property and Equipment

  Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from five to eleven years.

 Income Taxes

  The sole stockholder has elected that the Company be treated as an "S" corporation for Federal income tax purposes, whereby taxable income or losses flow through to, and are reportable by, the individual stockholder. Accordingly, no provision has been made for Federal income taxes in the accompanying audited financial statements. The District of Columbia as well as several states, however, do not recognize "S" corporation status. Income taxes related to the District of Columbia and other states are calculated for the Company on a separate return basis for all periods presented using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The unaudited pro forma information included in the statement of operations reflects income tax expense as if the Company had been a stand-alone "C" corporation for all periods presented.

 Product Development

  Costs related to the identification and development of new programs are expensed when incurred.

 Cash Equivalents and Marketable Securities

  Marketable securities that mature within three months of purchase are considered cash equivalents. Investments with maturities of more than three months are classified as marketable securities. As of December 31, 1997, and 1998, the Company's marketable securities were municipal and corporate bonds. These bonds are classified as trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the carrying value of these bonds is adjusted to fair value, with unrealized gains and losses included in the statements of operations. At December 31, 1997 and 1998, the fair value of marketable securities approximated historical cost.

 Use of Estimates in Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recently Adopted Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company adopted both of these standards during the year ended December 31, 1998.

  SFAS No. 130 requires "comprehensive income" and the components of "other comprehensive income" to be reported in the financial statements and/or notes thereto. Since the Company does not have any components of "other comprehensive income," reported net income is the same as "total comprehensive income" for all periods presented.

  SFAS No. 131 requires an entity to disclose financial and descriptive information about its reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has made the appropriate disclosures as required by SFAS No. 131.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Transactions with Affiliates:

 Administrative Support and Management Services

  The Advisory Board Company, which is controlled by the same sole shareholder as the Company, provides the Company with administrative support services. Subsequent to the Spin-Off, fees are charged to the Company for these services in accordance with an Administrative Services Agreement (the "ASA"). The term of the ASA expires on October 31, 1999. The ASA provides for fees based on either direct costs, costs per certain transaction, headcount, or a fixed cost per month. For periods prior to the Spin-Off, the Company allocated the costs for administrative support services using methodologies designed to consistently apply the provisions of the ASA (e.g., direct costs, revenue activity drivers, or headcount). In management's opinion, the standard costs developed approximate the cost of internally providing or externally sourcing such services and, therefore, represent what the costs would be on a stand-alone basis.

  Management cost allocations consisting primarily of senior executive costs allocated by DGB Enterprises, Inc., a separate entity controlled by the Company's sole shareholder, are charged to the Company (pre and post Spin-Off) based on an allocation of time spent on the Company's activities by each executive monthly. In management's opinion, the allocations represent what the costs would be on a stand-alone basis.

 Receivable from (Payable to) Affiliate

  Activity in the receivable from (payable to) affiliate is as follows (in thousands):

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
   Balance at beginning of period.................. $ 4,461  $ 5,682  $(1,507)
   Costs allocated to the Company--
    The Advisory Board Company.....................  (3,454)  (5,502)  (4,931)
    DGB Enterprises, Inc...........................  (1,404)  (1,490)  (1,211)
   Cash transfers from the Company to The Advisory
    Board Company..................................   6,079    4,079   14,513
   Cash transfers to the Company from The Advisory
    Board Company..................................     --    (4,276)  (6,514)
                                                    -------  -------  -------
   Balance at end of period........................ $ 5,682  $(1,507) $   350
                                                    =======  =======  =======

4. Membership Fees Receivable:

  Membership fees receivable consist of the following (in thousands):

                                                           As of December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
   Billed fees receivable................................. $  12,734  $  13,339
   Unbilled fees receivable...............................     4,062      5,059
                                                           ---------  ---------
                                                              16,796     18,398
   Allowance for doubtful accounts........................    (1,000)    (1,233)
                                                           ---------  ---------
     Membership fees receivable, net...................... $  15,796  $  17,165
                                                           =========  =========

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

  Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members. Netted against revenues are provisions for bad debt of $0.7 million, $1.2 million and $1.4 million, for the years ended December 31, 1996, 1997, and 1998 respectively.

5. Property and Equipment:

Property and equipment consists of the following (in thousands):

                                                           As of December 31,
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
   Furniture, fixtures, and equipment..................... $   3,606  $   4,636
   Leasehold improvements.................................       852      1,272
   Accumulated depreciation...............................    (1,945)    (2,194)
                                                           ---------  ---------
     Property and equipment, net.......................... $   2,513  $   3,714
                                                           =========  =========

6. Income Taxes:

  The provision (benefit) for state income taxes consists of the following (in thousands):

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1996      1997     1998
                                                   --------  --------  -------
   Current........................................ $   (167) $    314  $   649
   Deferred.......................................      144      (194)    (288)
                                                   --------  --------  -------
     Provision (benefit) for state income taxes... $    (23) $    120  $   361
                                                   ========  ========  =======

  The statutory state and effective tax rates reflected in the provision (benefit) for income taxes are both 9.975%. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effect of these temporary differences is presented below (in thousands):

                                                           As of December 31,
                                                           -------------------
                                                             1997      1998
                                                           --------- ---------
   Deferred state income tax assets:
     Deferred compensation agreements..................... $     923 $   1,167
     Allowance for doubtful accounts......................       100       123
     Compensation accrued for financial reporting
      purposes............................................       189       265
     Other................................................        47        85
                                                           --------- ---------
       Total deferred state income tax assets.............     1,259     1,640
                                                           --------- ---------
   Deferred state income tax liabilities:
     Deferred incentive compensation......................       109       202
                                                           --------- ---------
       Net deferred state income tax assets............... $   1,150 $   1,438
                                                           ========= =========

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Management of the Company has determined that based upon the Company's expected future earnings it will more likely than not be able to fully recognize these net deferred state income tax assets.

7. Commitments and Contingencies:

 Operating Leases
  The Company has entered into an office space sublease agreement with The Advisory Board Company that is cancelable upon six months' notice. In 1998, the Company initiated plans to relocate its office facilities and negotiated a new lease with an unrelated third party. The new lease will expire on June 30, 2009. The Company's estimated future minimum lease payments under these lease agreements (including the transition period) are as follows (in thousands):

   Year  Ending December 31,
   -------------------------
   1999................................................................ $ 2,776
   2000................................................................   2,500
   2001................................................................   2,926
   2002................................................................   2,984
   2003................................................................   3,087
   Thereafter..........................................................  18,511
                                                                        -------
     Total............................................................. $32,784
                                                                        =======

  In conjunction with the new lease, the Company entered into a $1.3 million Letter-of-Credit Agreement to provide a security deposit for the office space lease. The Letter-of-Credit Agreement is collateralized by the Company's cash, accounts receivable and property and equipment.

  Rent expense charged to operations during the fiscal years ended December 31, 1996, 1997, and 1998, was approximately $1.3 million, $1.6 million, and $2.4 million, respectively.

 Line-of-Credit

  In September 1998, the Company obtained a commitment on a $10.0 million revolving line-of-credit from a commercial bank. The line-of-credit bears interest at the prime rate and is secured by substantially all of the Company's assets. There have been no borrowings on the line-of-credit.

8. Benefit Plans:
  In fiscal 1993, The Advisory Board Company began sponsoring a defined contribution 401(k) Plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of twenty-one are eligible to participate. The sponsor provides contributions equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the Company's participants during the years ending December 31, 1996, 1997, and 1998, were approximately $51,000, $79,000 and $112,000, respectively. In September 1998, the Company established a defined contribution 401(k) Plan (the "New Plan") with the same provisions as the Advisory Board Company Plan. As of September 1, 1998, participants' accounts were transferred to the New Plan and subsequent participant and Company contributions were made directly to the New Plan.

9. Stock Option Plans:

 Background
  On March 1, 1994, The Advisory Board Company adopted the Stock-Based Incentive Compensation Plan (the "Original Plan") to provide for granting of incentive stock options ("Original Options"). The Original Plan entitled certain employees to purchase shares of The Advisory Board Company's Class B Nonvoting Common

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Stock at a price equal to at least the fair market value of The Advisory Board Company's stock on the date of grant. The Original Options were exercisable on the date ten years after the date of grant, subject to acceleration upon the occurrence of certain events that would alter the current ownership of The Advisory Board Company, including an initial public offering or private sale.

 Liquid Markets Agreements
  On March 31, 1995, The Advisory Board Company and existing optionees adopted the Liquid Markets Agreements ("Liquid Markets Agreements") to provide the optionees an opportunity to (i) sell all or a portion of their Original Options to The Advisory Board Company immediately and/or (ii) modify all or a portion of their Original Options in accordance with the terms and conditions of the Continuing Stock-Based Incentive Compensation Plan, which is described below (the "Continuing Option Plan").

  The Liquid Markets Agreements provided for the designation of Original Options as described above and governed the payments to be made to the optionees for options sold ("Sold Options"). For the options elected to be sold, The Advisory Board Company was committed to pay an initial payment of $55 per option, minus the exercise price, in two installments (25% no later than December 31, 1995, and 75% no later than December 31, 1996). The Advisory Board Company was also obligated to pay the optionee an additional payment (the "Earn Out Payment") based on The Advisory Board Company's income from operations for the fiscal year ending March 31, 1998.

  In March 1997, The Advisory Board Company amended the Liquid Markets Agreements to provide for (1) guaranteed versus variable Earn Out Payments,
(2) revised payment schedules, (3) revised employment requirements, and (4) in limited instances, the ability to put current options retroactively into the Liquid Markets plan.

  In December 1998, the Company amended the Liquid Markets Agreements relating to its employees by eliminating the future employment requirements.

  The accompanying financial statements present the compensation expense related to employees of the Company prior to and after the Spin-Off.

  The Company recognized approximately $1.5 million, $1.8 million and $2.4 million in compensation expense related to the Liquid Markets Agreements in years 1996, 1997, and 1998, respectively.

  The Company's obligation under the Liquid Markets Agreements is reflected in stock option repurchase and special bonus plan liability in the accompanying balance sheets. There are no earnings charges subsequent to December 31, 1998, related to this agreement. During the year ended December 31, 1998, the Company paid $2.6 million in accordance with the Liquid Markets Agreements. Future cash commitments related to the Liquid Markets Agreements are as follows (in thousands):


   Year ended December 31,
   -----------------------
   1999.................................................................. $4,723
   2000..................................................................  3,140
                                                                          ------
     Total............................................................... $7,863
                                                                          ======

 Stock-Based Incentive Compensation Plan
  Adopted on March 31, 1995, the Continuing Option Plan amended and restated the Original Plan and formalized the terms and conditions of the remaining modified options (the "Continuing Options"). In conjunction with the Spin-Off, The Advisory Board Company executed Substitution Agreements with each of the employees of the Company participating in the Continuing Option Plan. The Substitution Agreement provided for the exchange of The Advisory Board Company Continuing Options for options in the Company (the "Options") granted under the Company's Stock-Based Incentive Compensation Plan (the "Current Plan"), which was adopted at the time of the Spin-Off. The Options will generally be exercisable at the earlier of April 1, 2000, a sale of the Company, or upon an initial public offering of the Company's capital stock (50% one year

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

after the offering, 30% two years after the offering and 20% three years after the offering). The Options expire between April 2001 and March 2009. Upon exercise, the following means of disposing of the stock will be available to the optionee:

  (i) prior to an initial public offering, the exercise of a right by the optionee to sell the stock to the Company at fair market value after a minimum six-month holding period, (ii) prior to an initial public offering, the exercise of a right to sell the stock to a purchaser upon a sale of the Company, (iii) the open market sale after an initial public offering of the Company's capital stock, or (iv) prior to an initial public offering, the exercise of a right by the Company to redeem the stock at fair market value.

  The Current Plan provided for the issuance of options to purchase up to 6,880,000 shares of Class B Nonvoting Common Stock. As of December 31, 1998, a total of 1,541,120 shares were available for future awards under this plan. Subsequent to December 31, 1998, the Company amended the Current Plan to reduce the total number of shares available for issuance to 5,504,000 shares.

  The terms of the Substitution Agreement resulted in a new measurement date for 1,855,880 options held by employees of the Company, resulting in the recognition of compensation expense. The compensation expense is being recognized over the related vesting period. The compensation expense is reflected in stock option restructuring and repurchase and special bonus plan in the accompanying statements of operations and was $1.3 and $0.5 million for the years ending December 31, 1997 and 1998, respectively. The Company will recognize the remaining $1.0 million over the vesting period, which is subject to adjustment, as described above, in the event of an initial public offering. The recognition of compensation expense was not required on the remaining 1,421,993 options outstanding at the time of the Spin-Off under the provisions of EITF No. 90-9.

 Transactions

  A summary of changes in common stock options under the Original Plan, the Continuing Option Plan, and the Current Plan is as follows (Note: The Advisory Board Company Original Options have not been restated to reflect the impact of the stock split (See Note 2)):

                                                                                            Weighted-
                                                                 Number    Exercise Price    Average
                                                               of Options    per Share    Exercise Price
                                                               ----------  -------------- --------------
   The Advisory Board Company Original Options:
     Outstanding at December 31, 1994........................    129,100   $15.00-$30.00      $16.25
       Options granted.......................................    144,475   $50.00-$63.00      $51.64
       Options sold under Liquid Markets Agreement...........   (111,100)  $15.00-$30.00      $15.99
                                                               ---------   -------------      ------
     Outstanding at December 31, 1995........................    162,475   $15.00-$63.00      $47.91
       Options granted.......................................     12,000   $63.00-$70.00      $65.92
                                                               ---------   -------------      ------
     Outstanding at December 31, 1996........................    174,475   $15.00-$70.00      $49.15
       Options granted.......................................     17,500       $74.00         $74.00
       Options sold under Liquid Markets Agreement...........    (18,000)  $15.00-$30.00      $17.92
       Options cancelled.....................................     (5,000)      $63.00         $63.00
                                                               ---------   -------------      ------
     Outstanding prior to Spin-Off Transaction...............    168,975   $15.00-$74.00      $53.59
                                                               =========   =============      ======
   Company Options:
     Outstanding subsequent to Spin-Off
       Transaction, related substitution and recapitalization  3,277,873   $  0.06-$1.28      $ 0.77
       Options granted.......................................  1,407,407   $  2.03-$2.73      $ 2.18
                                                               ---------   -------------      ------
     Outstanding at December 31, 1997........................  4,685,280   $  0.06-$2.73      $ 1.19
       Options granted.......................................    865,160   $ 2.73-$14.24      $ 7.30
       Options cancelled.....................................   (211,560)  $  2.03-$2.73      $ 2.14
                                                               ---------   -------------      ------
     Outstanding at December 31, 1998........................  5,338,880   $ 0.06-$14.24      $ 2.13
                                                               =========   =============      ======

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

  Exercise prices for employee stock options outstanding at December 31, 1998, are as follows:

                              Number Outstanding   Weighted-Average      Weighted-
                              as of December 31, Remaining Contractual    Average
   Range of Exercise Prices          1998             Life-Years       Exercise Price
   ------------------------   ------------------ --------------------- --------------
          $0.06--$0.06              172,000              4.33              $ 0.06
          $0.29--$0.41              696,600              4.33              $ 0.31
          $0.58--$0.87              447,200              4.33              $ 0.75
          $0.93--$1.28            1,962,073              6.87              $ 0.98
          $2.03--$2.03              963,647              4.69              $ 2.03
          $2.73--$3.11              476,440              4.33              $ 2.88
          $6.98--$6.98              448,920              4.87              $ 6.98
        $14.24--$14.24              172,000              4.58              $14.24
        --------------            ---------              ----              ------
         $0.06--$14.24            5,338,880              5.38              $ 2.13
        ==============            =========              ====              ======

  As of December 31, 1998, 110,527 options with a weighted average exercise price of $0.98 are exercisable.

  On December 14, 1998, the Company adopted the Directors' Stock Plan ("Directors' Plan"), which reserves 430,000 shares of Class B Nonvoting Common Stock for issuance. The Directors' Plan provides for a maximum grant of 86,000 shares per year per director. The Company granted 144,480 shares at a weighted average exercise price of $14.24 per share in 1998. These shares generally vest one year from the date of grant and have a weighted average remaining contractual life of 9.96 years.

  On February 18, 1999, the Company adopted the 1999 Stock Option Plan ("1999 Plan"), which reserves 1,892,000 shares of Common Stock for issuance. There have been no issuances to date under the 1999 Plan.

  Under the terms of their agreements, the Company's Chairman and other management employees will receive stock options to purchase 693,000 shares of Common Stock of the Company upon completion of an initial public offering, pursuant to the 1999 Plan, which options will be priced at the then fair market value. The Chairman's employment agreement provides for the payment of $1.0 million in the event of a sale of the Company prior to an initial public offering.

  The Company has elected to account for stock and stock rights in accordance with APB No. 25. SFAS No. 123, "Accounting for Stock Based Compensation," established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. The Company has elected not to adopt SFAS No. 123 for expense recognition purposes.

  Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair values of options granted during the year ended December 31, 1996, were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.5%; no dividend yield; weighted-average expected lives of the option of five years, and expected volatility of 50%. The fair values of options granted during the years ended December 31, 1997 and 1998, were estimated under the same method, with the following weighted-average assumptions: risk free interest rate of 5.5%; no dividend yield; weighted-average expected lives of the options of three years, and expected volatility of 50%.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock rights.

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                  NOTES TO FINANCIAL STATEMENTS--(Concluded)

  The weighted-average fair values of The Advisory Board Company original options granted during the years ended December 31, 1995, 1996, and from January 1 to the date of the Spin-Off in 1997, were $1.55, $1.98, and $2.16 per share, respectively. The weighted-average fair values of Company options granted (including options granted under the Directors' Plan) from the date of the Spin-Off to December 31, 1997, and the year ended December 31, 1998, were $1.27 and $3.19, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. If the Company had used the fair value accounting provisions of SFAS No. 123, the pro forma net loss for 1995 and 1996, would have been approximately $9.9 million and $0.6 million, or $0.79 and $0.05 per share (basic and diluted on a historical basis), respectively. Pro forma net income for 1997 would have been approximately $1.6 million or $0.13 per share (basic historical) and $0.11 per share (diluted-historical). Pro forma net income for 1998 would have been approximately $1.6 million or $0.13 per share (basic-historical) and $0.10 per share (diluted-historical). The provisions of SFAS No. 123 may not necessarily be indicative of future results.

 Special Bonus Plan

  In December 1998, the Company and the Principal Stockholder agreed to pay a special bonus to selected employees in an amount totaling $2.4 million. The bonus is payable the earlier of the date of an initial public offering or December 31, 1999. If the amount is paid at the date of an initial public offering, then the obligation will be payable 60% in stock owned by the Principal Stockholder (at the offering price) and 40% in cash by the Company. If the amount is not paid in conjunction with an initial public offering, then the obligation will be payable 100% in cash by the Company. The Company recognized $2.4 million in expense related to this plan in 1998.

10. Receivable from Stockholder:

  The Company holds a promissory note in the amount of $6.5 million from its principal stockholder. The note bears interest at a rate of 7% payable semiannually on each May 1 and November 1; the principal sum is due and payable on October 31, 2007. The Company expects this note to be repaid using proceeds from the initial public offering and, accordingly, has classified it as current in the accompanying balance sheets.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of The Corporate Executive Board Company:

  We have audited, in accordance with generally accepted auditing standards, the financial statements of The Corporate Executive Board Company (formerly The Corporate Advisory Board Company and a division of The Advisory Board Company until October 31, 1997) included in this registration statement and have issued our report thereon dated February 19, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II--Valuation and Qualifying Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                          Arthur Andersen LLP

Washington, D.C.
February 19, 1999

                     THE CORPORATE EXECUTIVE BOARD COMPANY
                (formerly The Corporate Advisory Board Company)

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)

                                     Additions  Additions
                          Balance at Charged to Charged to Deductions Balance at
                          Beginning  Costs and    Other       from      End of
                           of Year    Expenses   Accounts   Reserve      Year
                          ---------- ---------- ---------- ---------- ----------
Year ending December 31,
   1996
   Allowance for
   doubtful accounts....    $   94     $  715      $--       $  409     $  400
                            ------     ------      ----      ------     ------
                            $   94     $  715      $--       $  409     $  400
                            ======     ======      ====      ======     ======
Year ending December 31,
   1997
   Allowance for
   doubtful accounts....    $  400     $1,180      $--       $  580     $1,000
                            ------     ------      ----      ------     ------
                            $  400     $1,180      $--       $  580     $1,000
                            ======     ======      ====      ======     ======
Year ending December 31,
   1998
   Allowance for
   doubtful accounts....    $1,000     $1,409      $--       $1,176     $1,233
                            ------     ------      ----      ------     ------
                            $1,000     $1,409      $--       $1,176     $1,233
                            ======     ======      ====      ======     ======

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-------------------------------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates, or an offer to sell, or a solicitation of an offer to buy, those se-curities to which it relates in any state to any person to whom it is not law-ful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time sub-sequent to its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Certain Transactions Prior to the Offering...............................  13
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  20
Business.................................................................  26
Management...............................................................  38
Certain Relationships and Transactions...................................  50
Principal and Selling Stockholders.......................................  53
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  56
Underwriting.............................................................  57
Certain United States Federal Income Tax Considerations for Non-United
 States Holders..........................................................  61
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  63
Index to Financial Statements............................................ F-1

  Until March 20, 1999 (25 days after the commencement of the Offering) all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               8,187,200 Shares

                     The Corporate Executive Board Company

                                 Common Stock


                      [LOGO OF CORPORATE EXECUTIVE BOARD]


                                    -------

                                  PROSPECTUS

                               February 23, 1999
                                    -------

                             Salomon Smith Barney
                         Donaldson, Lufkin & Jenrette
                    Friedman, Billings, Ramsey & Co., Inc.
                             Goldman, Sachs & Co.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS
                               8,187,200 Shares


               [LOGO OF CORPORATE EXECUTIVE BOARD APPEARS HERE]
                     The Corporate Executive Board Company
                                 Common Stock

                                  ----------
  All of the shares of common stock, par value $.01 per share (the "Common Stock"), of The Corporate Executive Board Company, a Delaware corporation (the "Corporate Executive Board" or the "Company"), offered hereby are being offered by the Selling Stockholders named herein under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."

  Of the 8,187,200 shares of Common Stock being offered hereby, a total of 1,637,440 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") by the managers named herein under "Underwriting" (the "Managers") and a total of 6,549,760 shares are being offered by the underwriters of the U.S. Offering named herein under "Underwriting" (the "U.S. Underwriters" and, together with the Managers, the "Underwriters") in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offering"). See "Underwriting."

  Up to 409,360 shares of Common Stock are being reserved for sale to certain employees and directors of the Company, and their friends and family members, at the initial public offering price. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "EXBD."
  See "Risk Factors" beginning on page 8 for a discussion of material risks that should be considered by prospective purchasers of the Common Stock offered hereby.
                                  ----------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         Underwriting    Proceeds to
              Price     Discounts and      Selling
            to Public   Commissions(1) Stockholders(2)
------------------------------------------------------
Per Share     $19.00        $1.33          $17.67
------------------------------------------------------
Total(3)   $155,556,800  $10,888,976    $144,667,824

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) For information regarding indemnification of the Managers, see
    "Underwriting."
(2) The expenses of the Offering, other than Underwriting Discounts and Commissions, estimated to be approximately $2.2 million, will be paid by the Company.
(3) David G. Bradley, the sole beneficial owner of the Company's outstanding stock (the "Principal Selling Stockholder"), has granted the Underwriters 30-day options to purchase up to 1,228,080 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $178,890,320, $12,522,322, and $166,367,998, respectively.
                                  ----------
  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the shares of Common Stock offered hereby will be made available for delivery on or about February 26, 1999, at the office of Salomon Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of the Depository Trust Company.

                                  ----------
Salomon Smith Barney International
          Donaldson, Lufkin & Jenrette
                 Friedman, Billings, Ramsey International, Ltd.
                                                    Goldman Sachs International

February 23, 1999

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-------------------------------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates, or an offer to sell, or a solicitation of an offer to buy, those se-curities to which it relates in any state to any person to whom it is not law-ful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time sub-sequent to its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Certain Transactions Prior to the Offering...............................  13
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  20
Business.................................................................  26
Management...............................................................  38
Certain Relationships and Transactions...................................  50
Principal and Selling Stockholders.......................................  53
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  56
Underwriting.............................................................  57
Certain United States Federal Income Tax Considerations for Non-United
 States Holders..........................................................  61
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  63
Index to Financial Statements............................................ F-1

  Until March 20, 1999 (25 days after the commencement of the Offering) all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               8,187,200 Shares

                     The Corporate Executive Board Company

                                 Common Stock


               [LOGO OF CORPORATE EXECUTIVE BOARD APPEARS HERE]


                                    -------

                                  PROSPECTUS

                               February 23, 1999
                                    -------

                             Salomon Smith Barney
                                 International
                         Donaldson, Lufkin & Jenrette
                Friedman, Billings, Ramsey International, Ltd.
                          Goldman Sachs International


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